Hyperion Annual Report 2006



Hyperion™ Solutions Corp
The future in sight

Financial Highlights

Annual revenues / $ millions



$800
$700
$600
$500
$400
$300
$200
$100
$0
$492
$510
$622
$703
$765
FY02
FY03
FY04
FY05
FY06

Diluted EPS / $ per share (GAAP)



$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.30
$0.64
$0.73
$1.08
$1.04
FY02
FY03
FY04
FY05
FY06†

† *Hyperion began expensing stock options on a go-forward basis per SFAS 123R in Q1 FY06*

Fiscal Year 2006

Revenues by type*



SOFTWARE LICENSE 39%
MAINTENANCE 43%
SERVICES 18%

Revenues by geography*



AMERICAS 62%
EUROPE, MIDDLE EAST, AFRICA 31%
ASIA PACIFIC 7%

Software license revenues by channel**



DIRECT 78%
INDIRECT 22%

* *as a percent of total revenues*
** *as a percent of total software license revenue*

The Management System For The Global Enterprise



Hyperion™

To Our Valued Stockholders

Fiscal 2006 was a great year for Hyperion. We produced record financial results and delivered on our vision of a Business Performance Management (BPM) system with *Hyperion System 9*. I'm particularly excited that customers increasingly adopt our solutions as a strategic way to manage their business.



Godfrey R. Sullivan
President and CEO

We grew license revenue 8% year-over-year to a new high of $295 million and posted record total revenue of $765 million, up 9% over last year. We generated strong revenue growth across all product areas and in all geographies, particularly in Asia Pacific, and surpassed 12,000 total customers.

As a result of implementing stock option expensing, our profitability on a GAAP basis declined from fiscal 2005 levels. On a non-GAAP basis, we achieved record profitability with 17% non-GAAP operating margins and non-GAAP net income of $94 million or $1.55 per diluted share, up 20% year-over-year. We generated a record $155 million in operating cash flow, further strengthening our balance sheet.

I'm proud of the Hyperion team for growing our business even as we introduced the most significant new technology architecture in our history. The successful launch of *System 9* was a major accomplishment – but it's only the beginning.

Customer momentum building for System 9

Hyperion System 9 is the industry's only performance management system that integrates financial applications with a business intelligence (BI) platform. It simplifies the business user's experience, eliminates the need for multiple BI tools, and reduces deployment and maintenance costs. Its integration and industry-leading functionality give us a multi-year lead over the competition – market leadership that was validated by industry research firm Gartner in its Corporate Performance Management Magic Quadrant in 2005. Gartner recognized Hyperion as the top-ranked company within the Leaders Quadrant, based on our vision and ability to execute.

Companies choose *System 9* to obtain visibility into past, present, and future business operations and to enable sustained improvement in performance. *System 9* integrates financial and operational data from multiple data sources, breaking down data silos. It gives users throughout the enterprise the ability to connect goal setting, modeling, planning, monitoring, analysis and reporting into a complete performance management cycle. Using *System 9*, customers can better understand their unique business drivers, align goals across the organization, monitor performance against these goals, make adjustments as insights and opportunities arise, and gain competitive advantage.

Since the release of *System 9* in September 2005, global customer adoption has grown every quarter and includes leaders such as Arrow Asia, Baker Hughes, Halliburton, Mittal Steel, Posten Norge, and Verizon. *System 9* drove a majority of our large transactions during the year and captured widespread customer interest in just nine months, accounting for more than 75% of our license revenue in our fourth fiscal quarter.

Hyperion: The Management System for the Global Enterprise

After pioneering the BPM software category in 2002, we're now seeing that the Hyperion brand and our BPM solutions are becoming synonymous with managing a global business. Our customers may *run their business* on their transaction systems, but they *manage* their business with Hyperion.

Global companies generally have multiple transaction systems generating huge amounts of data. Those transaction systems are expensive, single source, and process-rigid. By contrast, the tools companies need to manage their business are very different – they must be friendly to multiple data sources, easy to deploy and use, and flexible to accommodate change.

These companies increasingly rely on Hyperion as their management system, leveraging data from their many transaction systems. Whether it's modeling of M&A scenarios, enterprise-level planning and budgeting, analyzing customer segments, or deploying operational dashboards that link strategic plans to key performance indicators for thousands of users, Hyperion is best at the mission-critical tasks required to effectively manage a business.

Extending our reach

Our partner ecosystem consists of more than 600 global partners. We routinely team up with industry-leading solutions, technology, and service providers – and even some competitors – around the world to enlarge our capacity, broaden our geographic reach, and enrich our technology. Partners bring us into large customer transactions, as well as vertical and niche markets. Through our SolutionsNet program, we leverage partners' technology, domain expertise, and proven methodologies to offer industry-specific solutions.

We were pleased to announce a joint agreement with Microsoft last spring to improve the interoperability between our companies' BI solutions. Going forward, we will continue to expand our business opportunities through partnerships.

Gaining inroads into the CIO's office

Recent acquisitions have enabled us to deliver enterprise-class data management capabilities for BPM and gain inroads into the CIO's office. The acquisition of UpStream Software in May gave us *Hyperion System 9 Financial Data Quality Management*, the industry's first financial data quality management solution. It increases customers' confidence in their financial data by eliminating data integrity risks associated with collecting, mapping, validating, and moving financial data across the enterprise. Already, our customers are responding very favorably to the product.

Another data management product and major competitive differentiator is *Hyperion Master Data Management (MDM)*, acquired from Razza in 2005. It is the only master data management technology that synchronizes many types of master data across multiple enterprise systems, including BPM systems, BI tools, distributed data warehouses, data marts, and transactional systems. Its ease of use and rapid ROI capture the attention of IT management and help us win many of our larger transactions.

Driving double-digit license revenue growth

During fiscal 2007, we are positioning our company to achieve double-digit license revenue growth and further expand profitability. We will advance our product innovation with additional *System 9* enhancements and invest in our field organization, marketing programs, and corporate infrastructure to drive us toward the billion dollar total revenue mark in the years ahead.

As always, we owe our success to the ongoing dedication and support of our customers, partners, employees, and stockholders. I look forward to our continuing work together to accelerate Hyperion's leadership and growth.

Sincerely,

Godfrey R. Sullivan
President and Chief Executive Officer

Proxy

October 18, 2006

TO THE STOCKHOLDERS OF HYPERION SOLUTIONS CORPORATION

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Hyperion Solutions Corporation (the "Company"), which will be held at the Company's corporate headquarters, 5450 Great America Parkway, Santa Clara, California 95054, on Wednesday, November 15, 2006, at 2:30 p.m. P.S.T.

Details of the business to be conducted at the Annual Meeting are given in the attached Proxy Statement and Notice of Annual Meeting of Stockholders.

To ensure your representation at the meeting, you are urged to vote by proxy by following one of these steps as promptly as possible:

(a) Complete, sign, date and return the enclosed proxy card (a postage-paid envelope is enclosed for that purpose); or

(b) Vote via the Internet (see instructions on the enclosed proxy card); or

(c) Vote via telephone (toll-free) in the United States or Canada (see instructions on the enclosed proxy card).

It is important that your shares be represented and voted at the meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE YOUR PROXY VIA THE INTERNET OR TELEPHONE. Returning the proxy by mail, by telephone or on the Internet does NOT deprive you of your right to attend the Annual Meeting. If you are a stockholder of record that decides to attend the Annual Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the meeting.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of the Company. We look forward to seeing you at the Annual Meeting.

Sincerely,

Jeffrey R. Rodek
Executive Chairman

HYPERION SOLUTIONS CORPORATION

5450 GREAT AMERICA PARKWAY
SANTA CLARA, CALIFORNIA 95054

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD NOVEMBER 15, 2006

The Annual Meeting of Stockholders (the "Annual Meeting") of Hyperion Solutions Corporation (the "Company") will be held at the Company's corporate headquarters, 5450 Great America Parkway, Santa Clara, California 95054, on Wednesday, November 15, 2006, at 2:30 p.m. P.S.T. for the following purposes:

1. To elect three Class II directors to serve on the Board of Directors for a three-year term;
2. To approve amendment of the Company's 2004 Equity Incentive Plan;
3. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007; and
4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the attached Proxy Statement.

Only stockholders of record at 5:00 p.m. E.D.T on September 21, 2006 are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. A list of such stockholders will be available for inspection at the Company's corporate headquarters located at 5450 Great America Parkway, Santa Clara, California 95054, during ordinary business hours for the ten-day period prior to the date of the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Jeffrey R. Rodek
Executive Chairman

Santa Clara, California
October 18, 2006

HYPERION SOLUTIONS CORPORATION

5450 GREAT AMERICA PARKWAY
SANTA CLARA, CALIFORNIA 95054

PROXY STATEMENT

TABLE OF CONTENTS

HYPERION SOLUTIONS CORPORATION
5450 GREAT AMERICA PARKWAY
SANTA CLARA, CALIFORNIA 95054

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD NOVEMBER 15, 2006

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Hyperion Solutions Corporation, a Delaware corporation (the "Company"), for the Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Company's corporate headquarters, 5450 Great America Parkway, Santa Clara, California 95054, on Wednesday, November 15, 2006, at 2:30 p.m. P.S.T., and at any adjournment or postponement of the Annual Meeting. These proxy materials were first mailed to stockholders on or about October 18, 2006.

The Company's principal executive offices are located at 5450 Great America Parkway, Santa Clara, California 95054. The telephone number at that address is (408) 588-8000.

THE ANNUAL MEETING

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS

The Company's common stock, $0.001 par value per share (the "Common Stock"), is the only security entitled to vote at the Annual Meeting. On September 21, 2006, the record date for determination of stockholders entitled to vote at the Annual Meeting, there were 57,772,130 shares of Common Stock outstanding. Each share held of record on September 21, 2006 is entitled to one vote. Shares of Common Stock may not be voted cumulatively. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions, and broker non-votes, if any. References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

If your shares are held in a stock brokerage account or by a bank or other nominee, these proxy materials are being forwarded to you by your broker, bank or nominee which is considered, with respect to those shares, the stockholder of record, and you are considered the beneficial owner of these shares. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares may constitute broker non-votes. The effect of broker non-votes is more specifically described in the section entitled "Vote Required" below.

If you are a stockholder of record, you may grant a proxy to vote your shares over the Internet or by telephone twenty-four hours a day, seven days a week, at any time before 6:00 p.m., EST on November 14, 2006. You may vote by telephone by calling 1-800-652-VOTE (1-800-652-8683) and following the instructions provided by the recorded message. To vote via the Internet, go to www.computershare.com/expressvote, enter the information requested on your computer screen and follow the instructions to create an electronic ballot. If you vote by telephone or the Internet, you will be required to provide the control number contained on your proxy card. If your shares are held in street name, please consult your broker, bank or nominee if you have any questions regarding electronic voting. The granting of proxies electronically is allowed by Section 212(c)(2) of the Delaware General Corporation Law.

QUORUM REQUIRED

The Company's bylaws provide that a majority of the Company's issued and outstanding Common Stock entitled to vote at the Annual Meeting, whether present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum. A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that item and has not received instructions from the beneficial owner.

VOTES REQUIRED

Proposal 1. Directors are elected by a plurality of the affirmative votes cast by those shares entitled to vote and present in person or represented by proxy. The three nominees for Class II director receiving the highest number of affirmative votes will be elected. Abstentions will not affect the outcome of the vote.

Proposal 2. Approval of amendment of the Company's 2004 Equity Incentive Plan requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will have the same affect as a vote AGAINST this proposal, and broker non-votes, if any, will not affect the vote.

Proposal 3. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will have the same affect as a vote AGAINST this proposal.

PROXIES

Whether or not you are able to attend the Annual Meeting, you are urged to complete, sign and return the enclosed proxy card, which is solicited by the Board and which will be voted as you direct on your properly completed proxy card. In the event no directions are specified, such proxies will be voted FOR the election of the nominees for director; FOR the amendment of the Company's 2004 Equity Incentive Plan; FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of the Company for the fiscal year ending June 30, 2007; and, as to other matters that may properly come before the Annual Meeting, at the discretion of the proxy holders.

You may revoke or change your proxy at any time before the Annual Meeting by delivering a written notice of revocation or another signed proxy with a later date to the Secretary of the Company at the Company's principal executive offices before the beginning of the Annual Meeting. You may also automatically revoke your proxy by attending the Annual Meeting and voting in person. If your shares are held in a stock brokerage account or by a bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank or nominee. SHARES HELD IN STREET NAME MAY BE VOTED IN PERSON BY YOU ONLY IF YOU OBTAIN A SIGNED PROXY FROM THE RECORD HOLDER GIVING YOU THE RIGHT TO VOTE THE SHARES. All shares of Common Stock represented by a valid proxy received prior to the Annual Meeting will be voted.

SOLICITATION OF PROXIES

The cost of solicitation of proxies will be borne by the Company, and in addition to soliciting stockholders by mail the Company may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of the Company registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or other communication media following the original solicitation. Officers and employees who solicit proxies will receive no additional compensation. The Company has retained The Proxy Advisory Group, LLC, to assist in the solicitation of proxies, for an estimated fee of $18,000, plus reasonable out-of-pocket expenses.

CORPORATE GOVERNANCE AND BOARD OF DIRECTORS MATTERS

BOARD, BOARD COMMITTEES AND MEETINGS

Board. The Company's Board of Directors currently consists of nine directors, as described in "Proposal No. 1: Election of Directors." The Nasdaq listing rules require that a majority of the Board be "independent", as defined in the Nasdaq listing rules. The Board has determined that each of the Company's directors and nominees for director other than Messers. Rodek and Sullivan qualify as independent in accordance with the Nasdaq listing rules.

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Board agendas include regularly scheduled sessions for the independent directors to meet without management present. The Board has delegated various responsibilities and authority to different Board committees as described in this section of the proxy statement. Committees regularly report on their activities and actions to the full Board. Board members have access to all Hyperion employees outside of Board meetings, and the Board encourages each director to visit different Hyperion sites and events worldwide and meet with local management at those sites and events.

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Each member of each such committee is an independent director. Each of the committees has authority to engage such legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Each of the Board committees has a written charter approved by the Board. Copies of each committee charter are posted on Hyperion's Investor Relations web site at www.hyperion.com under the "Corporate Governance" section. The members of the committees are identified in the following table:

Board Member	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee
Henry Autry			Chair
Nanci Caldwell	X	X	
Terry Carlitz	X	X	
Yorgen Edholm			X
Gary Greenfield	Chair		
John Riccitiello		Chair	
Maynard Webb			X

The primary responsibilities and functions of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are as follows:

Audit Committee. The Audit Committee assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and the audit of the Company's financial statements, (ii) compliance with legal and regulatory requirements, (iii) the appointment, compensation and oversight of the Company's independent accountant, and (iv) the performance of the Company's internal audit function. The Audit Committee has established procedures whereby complaints and concerns with respect to accounting, internal accounting controls or auditing matters may be submitted to the Audit Committee. The responsibilities and activities of the Audit Committee are described in greater detail in the section of this proxy statement entitled "Report of the Audit Committee" and in the Audit Committee Charter posted on the Company's website. The Board has determined that each of the Audit Committee members is independent as defined under SEC rules and Nasdaq listing standards. The Board has also determined that Terry Carlitz and Gary Greenfield are Audit

Committee "financial experts" within the meaning of SEC regulations. Each member of the Audit Committee is able to read and understand financial statements, as required by the Nasdaq listing rules.

Compensation Committee. The Compensation Committee carries out the Board's overall responsibility related to executive compensation by (i) assisting the Board in developing and evaluating executive candidates and the preparation of executive succession plans, (ii) reviewing and approving the evaluation process and compensation structure of the Company's officers and other senior management, (iii) evaluating the performance and approving the compensation of the Company's senior executive officers, and (iv) setting the compensation and other terms of employment of the Company's Chief Executive Officer. The Compensation Committee also has full power and authority to review, modify and approve the Company's stock-based plans, bonus plans, and other compensation-related plans. Alternatively, the Compensation Committee may recommend any such modifications to the Board for its approval.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee oversees all aspects of the Company's director nomination and corporate governance functions on behalf of the Board. In particular, it (i) identifies, reviews and evaluates candidates to serve as members of the Board, (ii) reviews Board committee structure and recommends directors to serve as Board committee members, (iii) makes recommendations to the Board regarding corporate governance issues, and (iv) makes other recommendations to the Board regarding affairs relating to the members of the Board. Each of the members of the Corporate Governance and Nominating Committee is independent as defined under SEC rules and Nasdaq listing standards.

The Nomination Process. The Corporate Governance and Nominating Committee does not set specific, minimum qualifications that nominees must meet in order for the Committee to recommend them to the Board. However, the Corporate Governance and Nominating Committee strives to find nominees who have achieved prominence in their field and who possess significant experience or skills in areas of importance to the Company, such as general management, finance, technology, marketing, international business and the public sector. The Corporate Governance and Nominating Committee also looks for persons who have the highest personal and professional integrity and who have demonstrated exceptional ability and judgment. The Corporate Governance and Nominating Committee will consider the current composition and needs of the Board and the specific requirements of the Board committees when searching for and considering nominees for director.

In its search for nominees, the Corporate Governance and Nominating Committee first determines whether the Board requires a new member with specific qualities or a more generally qualified member. The Corporate Governance and Nominating Committee then identifies candidates by seeking input from Board members, considering recommendations for nominees submitted by stockholders, and, if appropriate, hiring a search firm. Promising candidates are interviewed by the Corporate Governance and Nominating Committee and selected management representatives, and, based on those interviews and separate reference checks, the Committee provides its recommendations to the Board for appropriate consideration and action. Ms. Caldwell and Mr. Webb were located through a third party search firm.

Stockholders who wish to communicate with the Board or the Corporate Governance and Nominating Committee or any of its members regarding nominations of directors or other matters may do so by sending written communications addressed to the Corporate Secretary at the Company's principal offices, 5450 Great America Parkway, Santa Clara, California 95054 or by email to *corporatesecretary@hyperion.com.* All stockholder communications that are received by the Corporate Secretary, so long as they are not in the nature of advertising, promotions of a product or service, or patently offensive material, for the attention of the Corporate Governance and Nominating Committee, will be submitted to the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Corporate Governance and Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Corporate Governance and Nominating Committee, a stockholder must submit the recommendation in writing and must include the following information: the name of the stockholder and evidence of the person's ownership of our stock, including the number of shares owned and the length of time of ownership and the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of the Company and the person's consent to be named as a director if selected by the Corporate Governance and Nominating Committee and nominated by the Board. Additional requirements for the submission of stockholder nominations are set forth in the Company's Bylaws.

Meetings. During the year ended June 30, 2006, there were six meetings of the Board, eleven meetings of the Audit Committee, six meetings of the Compensation Committee and four meetings of the Corporate Governance and Nominating Committee. In addition, during the same period, the Board acted by unanimous written consent twice, the Compensation Committee acted by unanimous written consent six times, the Corporate Governance and Nominating Committee acted by unanimous written consent once. Each director attended at least 75% of the Board meetings and the committee meetings of which he or she is a member in fiscal 2006.

The Company's policy is to invite, but not require, all members of the Board to attend the stockholders' annual meeting. Historically, attendance of stockholders in person at annual meetings has been very low. All of the directors then in office, except John Riccitiello, attended last year's stockholders' annual meeting.

CONTACTING THE BOARD OF DIRECTORS

The Board recommends that stockholders initiate any communications with the Board, its committees or any of its members, in writing and send them in care of the Corporate Secretary. Stockholders can send communications by e-mail to *corporatesecretary@hyperion.com*, by fax to (408) 588-8181 or by mail to Corporate Secretary, Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara, CA 95054. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication.

All communications received as set forth in the preceding paragraph will be opened by the office of our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any group or committee of directors, the Secretary's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the facsimile, envelope or e-mail is addressed.

DIRECTOR COMPENSATION

Non-employee Board members receive retainers of $30,000 per year. In addition, non-employee Board members receive a fee of $2,000 for every Board or Board Committee meeting they attend in person or by audio or video conference as an ordinary member. The chairs of the Corporate Governance and Nominating Committee and the Compensation Committee each receive $4,000 per meeting they attend in person or by audio or video conference and the chair of the Audit Committee receives $6,000 per meeting attended in person or by audio or video conference. The Company does not pay compensation for special assignments of the Board. Non-employee members of the Board also receive automatic equity grants under the Company's 2004 Equity Incentive Plan. Each individual who becomes a non-employee member of the Board is granted 10,500 shares of restricted stock on the date such individual joins the Board. These "initial grant" shares have a purchase price of $0.001 per share and vest in three equal amounts at each of the first three annual anniversaries of the date that the Board member joined the Board, so long as the director remains a member of the Board. In addition, each individual who continues to serve as a non-employee Board member is granted an automatic annual grant of 5,250 shares of restricted stock. These "annual grant" shares have a purchase price of $0.001 per share and vest in three equal amounts at each of the first three annual anniversaries of the grant date, so long as the director remains a member of the Board. For annual grants scheduled to take place before July 1, 2006 (i.e., relating to the 2006 fiscal year), the grant date is the annual anniversary of the date on which the director began his or her service as a director of this Corporation (or the next trading day, if such anniversary falls on a day that is not a trading day). For annual grants scheduled to take place on or after July 1, 2006 (i.e., relating to the 2007 fiscal year and beyond), the grant date is the next trading day after the Corporation's annual shareholder's meeting. Currently, all members of the Board are non-employees, except for Messers. Rodek and Sullivan.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

The members of the Board, the executive officers of the Company and persons who hold more than 10% of the Company's outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, which require them to file reports with the Securities Exchange Commission with respect to their ownership of the Company's Common Stock and their transactions in such Common Stock, and to furnish copies of these reports to the Company. Based upon the copies of Section 16(a) reports and certain representations that the Company received from such persons for their transactions in shares of Common Stock and their Common Stock holdings in the year ended June 30, 2006, the Company believes that all reporting requirements under Section 16(a) for the year were met in a timely manner by its Board members, executive officers and greater than 10% stockholders.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Pursuant to the Company's Restated Certificate of Incorporation, the Board is currently divided into three classes – Class I, II and III. Each director is elected for a three-year term of office, with one class of directors being elected at each annual meeting of stockholders. Each director holds office until their successor is elected and qualified or until their earlier death, resignation or removal.

The Board is currently composed of nine members. The three Class II directors' term of office expires in 2006. The nominees for Class II directors, Nanci Caldwell, Jeffrey Rodek and Maynard Webb, currently serve as Class II directors. Ms. Caldwell and Mr. Webb are independent as defined by the Nasdaq listing rules. Mr. Rodek was elected at the Company's 2003 Annual Meeting. Ms. Caldwell and Mr. Webb were appointed by the Board in February 2006.

The Corporate Governance and Nominating Committee has reviewed the qualifications of each nominee and has unanimously recommended that each current Class II director be resubmitted as a nominee for election to the Board. The Board unanimously approved this recommendation (with each of the nominees abstaining from the vote respecting their directorship). Each nominee has consented to serve as a director if elected.

Shares represented by all proxies received by the Board and not marked to withhold authority to vote for one or more of the nominees (by writing the nominee's name where indicated on the proxy) will be voted FOR the election of the nominee. The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but in such case, proxies may be voted for the election of another nominee of the Board.

Certain information concerning each of the nominees and continuing directors, as of September 21, 2006, follows.

NOMINEES FOR CLASS II DIRECTOR:

NANCI CALDWELL

Age: 48
Director since: 2006
Hyperion Board Committees: Audit Committee, Compensation Committee
Principal occupation: Since January of 2005, Ms. Caldwell has been an independent business consultant.

Recent business experience:

- From April 2001 to December 2004, Ms. Caldwell served as Chief Marketing Officer of PeopleSoft, Inc., a position she held until Oracle acquired PeopleSoft in January 2005.
- From 1982 to April 2001, Ms. Caldwell held various executive roles in sales and marketing at Hewlett-Packard. She joined Hewlett-Packard as a sales representative in the Computer Services Organization, progressed into sales and marketing management, and ended her tenure there as Vice President and Group Marketing Manager of HP Services.
- From 1979 to 1982, Ms. Caldwell held various sales positions at Xerox Corporation.

Education: Ms. Caldwell earned a bachelor of arts degree from Queens University in Kingston, Ontario.

Other directorships: Ms. Caldwell serves on the board of directors of Deltek Systems, Inc., a privately held provider of project management software designed to meet the needs of professional services firms and project-based businesses, and Network General Corporation, a privately held provider of application and network management hardware and software.

JEFFREY RODEK

Age: 53
Director since: 1998
Hyperion Board Committees: None
Principal occupation: Since July 2004, Mr. Rodek has been Executive Chairman of the Board of the Company.

Recent business experience:

- Mr. Rodek has been Executive Chairman of the Board since July 2004. He served as Chairman of the Board and Chief Executive Officer of the Company from October 1999 to July 2004 and has been a director of the Company since January 1998.
- From January 1995 to October 1999, Mr. Rodek served as President and Chief Operating Officer of Ingram Micro Inc., the world's largest wholesale provider of technology solutions, products and services.
- Before joining Ingram Micro, Mr. Rodek spent 16 years at FedEx Corporation, a global provider of transportation, freight, and e-commerce and supply-chain management services. Mr. Rodek's career spanned Operations Research, Financial Planning and Analysis and Operations. His last position at FedEx was Senior Vice President, the Americas.

Education: Mr. Rodek holds a bachelor's degree in mechanical engineering and a master's degree in business administration, with an emphasis in finance, from The Ohio State University.

Other directorships: Mr. Rodek serves on the board of directors of Accretive Commerce Company (formerly NewRoads, Inc.), a leading provider of outsourced business operations solutions to companies in multi-channel, one-to-one direct commerce. He also serves on The Ohio State University Alumni Association Board, the Dean's Advisory Board, Fisher College of Business at Ohio State University and on the Dean's Advisory Board of Merage School of Business at the University of California, Irvine.

MAYNARD WEBB

Age: 50
Director since: 2006
Hyperion Board Committees: Audit Committee, Compensation Committee
Principal occupation: Since retirement from eBay Inc. in August 2006, Mr. Webb has been serving on various boards.

Recent business experience:

- From June 2002 to August 2006, Mr. Webb served as Chief Operating Officer at eBay Inc., an online global market for the sales of goods and services. Mr. Webb retired from eBay in August 2006.
- From August 1999 to June 2002, Mr. Webb served as President of eBay Technologies.
- From July 1998 to August 1999, Mr. Webb served as Senior Vice President and Chief Information Officer of Gateway, Inc. a fortune 250 leader in computing technology.
- From February 1995 to July 1998, Mr. Webb served as Vice President and Chief Information Officer of Bay Networks.
- From June 1991 to January 1995, Mr. Webb held various management positions, including Director of IT, at Quantum Corporation.
- Mr. Webb has also held positions at Thomas Conrad, Figgie International, and IBM.

Education: Mr. Webb earned a bachelor of arts degree from Florida Atlantic University in Boca Raton, Florida.

Other directorships: Mr. Webb serves on the board of directors of Gartner, Inc., a high-technology research and consulting firm and Salesforce.com, a public company and market and technology leader in on-demand business services.

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DIRECTOR SERVING FOR A TERM EXPIRING AT THE 2008 ANNUAL MEETING OF STOCKHOLDERS (CLASS I DIRECTORS):

GARY GREENFIELD

Age: 51
Director since: 1998
Hyperion Board Committees: Audit Committee (Chairman and a Financial Expert)
Principal occupation: Since December 2003, Mr. Greenfield has been Chief Executive Officer of GXS, which operates one of the largest B2B e-commerce networks in the world. In addition, since December 2003, he has been an Operating Partner for Francisco Partners, one of the world's largest technology-focused buyout funds.

Recent business experience:

- From June 2002 until August 2003, Mr. Greenfield was President, Chief Executive Officer and a director of Peregrine Systems, Inc., a global leader in consolidated asset and service management software. Peregrine Systems filed a voluntary petition under chapter 11 of the Bankruptcy Code in September 2002 and emerged from bankruptcy proceedings in August 2003.
- From December 1998 through September 2001, Mr. Greenfield served as President and Chief Executive Officer of Merant PLC, a publicly traded e-business development solutions company.
- Mr. Greenfield joined Sage Software (a predecessor of Merant through merger) in 1987 as Vice President of Marketing, and served in various capacities with them until becoming its President in 1995 and Chief Executive Officer in 1998.

Education: Mr. Greenfield earned a bachelor of science degree from the U.S. Naval Academy, a master of science administration from George Washington University, and an MBA from Harvard Business School.

Other directorships: Mr. Greenfield serves on the board of directors of Mobius Management Systems, a provider of document management software, Resilience, Inc., a private company that provides high availability appliances and Managed Objects, a private company providing IT infrastructure management software. He is chairman of Aderant, a private company that is a leading provider of software for services organizations, and is chairman of Intellitactics, a private company providing IT security management software. He is also a member of the board and past chairman of the Information Technology Association and a past member of the Norwood School Board of Trustees.

JOHN RICCITIELLO

Age: 47
Director since: 2002
Hyperion Board Committees: Compensation Committee (Chairman)
Principal occupation: In April 2004, Mr. Riccitiello founded and since then has been a Managing Director of Elevation Partners, a private equity partnership focusing on investments in the consumer, media and entertainment sectors.

Recent business experience:

- In November 2005, Mr. Riccitiello became Chairman of the Board and Chief Executive Officer of VG Holding Corp, a combined entity of Bioware and Pandemic Studios, two of the video game industry's leading developers.
- From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of Electronic Arts, a leading interactive entertainment software company.
- From March 1996 to November 1997, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division of Sara Lee Corporation.
- Before joining Sara Lee, Mr. Riccitiello served as President and Chief Executive Officer of Wilson Sporting Goods Co.
- Mr. Riccitiello also has held executive and management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company.

Education: Mr. Riccitiello holds a bachelor of science degree from University of California, Berkeley.

Other directorships: Mr. Riccitiello is the Chairman of the Board of Directors at VG Holding Corp, a private company which is one of the leading developers of video games and serves on the board of directors of Forbes Media LLC, a private company which includes Forbes magazine and Forbes.com.

GODFREY SULLIVAN

Age: 53
Director since: 2004
Hyperion Board Committees: None
Principal occupation: Since July 2004, Mr. Sullivan has been President and Chief Executive Officer of the Company.

Recent business experience:

- Mr. Sullivan joined the Company in October 2001 as President and Chief Operating Officer. He was promoted to President and Chief Executive Officer in July 2004.
- From October 2000 to August 2001, Mr. Sullivan served as Chief Executive Officer of Promptu, Inc., an enterprise marketing automation software company.
- From October 1992 to June 2000, Mr. Sullivan was a Vice President of AutoDesk, a computer aided design software company, including a position as president of AutoDesk's Discreet Division, a $200 million digital media unit. He also led AutoDesk's Personal Solutions Group, which included the development and marketing of AutoCAD LT and other high-volume design products.
- Prior to joining AutoDesk in 1992, Sullivan spent 11 years with Apple Computer, heading up Business Marketing, U.S. Channels and Western U.S. Operations.

Education: Mr. Sullivan received his bachelor of business administration from Baylor University, and has completed executive programs at Stanford and the Wharton School.

Other directorships: Mr. Sullivan serves on the board of directors of Citrix Systems, Inc., a publicly held provider of access infrastructure solutions.

DIRECTORS SERVING FOR A TERM EXPIRING AT THE 2007 ANNUAL MEETING OF STOCKHOLDERS (CLASS III DIRECTORS):

HENRY AUTRY

Age: 58
Director since: 2000
Hyperion Board Committees: Corporate Governance and Nominating Committee (Chairman)
Principal occupation: Since January 2001, Mr. Autry has been founder and Chief Executive Officer of Contrado Partners, a financial services company.

Recent business experience:

- From January 2000 until December 2001, Mr. Autry served as Chief Executive Officer of Brigade Solutions, a leading Internet outsourcing and customer service business.
- From November 1996 until December 1999, Mr. Autry was the Senior Vice President and General Manager for American Express Traveler's Cheque Group.
- From May 1994 to October 1996, Mr. Autry was President of Release International, a manufacturer of film products.
- From January 1990 to May 1994, Mr. Autry held various executive positions at Baxter International, a life sciences company, including Senior Vice President and Chief Administrative Officer.

Education: Mr. Autry earned a bachelor of science degree in business administration from Lincoln University in Lincoln, Pennsylvania.

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Other directorships: Mr. Autry serves on the board of directors of Trinity Health, a private faith-based organization devoted to a ministry of healing through a network of hospitals, health care services, and advocate partnerships at the community, regional and national levels.

TERRY CARLITZ
Age: 55
Director since: 2003
Hyperion Board Committees: Audit Committee (Financial Expert), Compensation Committee
Principal occupation: Since 2002, Ms. Carlitz has been an independent business consultant.

Recent business experience:

- From 1999 to 2002, Ms. Carlitz served as Chief Financial Officer and Director of Saba Software, Inc., a provider of human capital management application software.
- From 1998 to 1999, she served as Senior Vice President of Operations and Chief Financial Officer of SPL WorldGroup B.V., a provider of customer relationship management software for the energy industry.
- From 1995 to 1998, Ms. Carlitz served as Chief Financial Officer of Infinity Financial Technology, Inc., a provider of derivatives trading and risk management software. In 1998, Infinity was merged into SunGard Data Systems, a provider of financial services software.
- Prior to 1995, Ms. Carlitz held financial and operational positions at Apple Computer where she managed the corporate planning group, served as European controller of Apple's $2 billion operations spanning 13 European countries, and spearheaded business development in Europe and for Apple's New Media and Online Services Groups.

Education: Ms. Carlitz holds a master's degree in business administration from Stanford University and a bachelor of science degree in business administration from San Jose State University.

Other directorships: Ms. Carlitz serves on the board of directors for Advent Software, Inc., a public company that provides enterprise investment management software, and Photon Dynamics, Inc., a public company that supplies yield management solutions to flat panel display manufacturers. Ms. Carlitz serves on the Management Board of the Graduate School of Business at Stanford University and the International Board of Advisors at the College of Business, San Jose State University.

YORGEN EDHOLM

Age: 51
Director since: 2004
Hyperion Board Committees: Corporate Governance and Nominating Committee
Principal occupation: Since August of 2003, Mr. Edholm has been President and CEO of Accellion, Inc. a privately held company that creates e-mail attachment caching software, as well as backup and recovery application software.

Recent business experience:

- From 2001 to 2003, Mr. Edholm was President and Chief Executive Officer of Decision Point Applications, an analytical applications company.
- In 1989, Mr. Edholm co-founded Brio Software, a leading provider of business intelligence (BI) software, and was its President and Chief Executive Officer until 2001. He was chairman of the Brio Software board of directors until the Company's acquisition of Brio Software in October 2003.

Education: Mr. Edholm holds an undergraduate degree in Natural Sciences from Eklidens Gymnasium in Nacka, Sweden, a master's degree in Engineering Physics from the Royal Institute of Technology in Stockholm, Sweden, and an MBA from the Stockholm School of Economics.

Other directorships: Mr. Edholm serves on the board of directors of I-many, a public company that specializes in contracts software, Business Events, a privately held mining software company, Saama Technologies, Inc., a privately held provider of information technology (IT) services, including the design, implementation, and testing of software for businesses and Accellion, Inc., a private company providing e-mail attachment management software.

VOTE REQUIRED

Directors are elected by a plurality of the affirmative votes cast by those shares entitled to vote present in person or represented by proxy. The three nominees for Class II director receiving the highest number of affirmative votes will be elected. Abstentions will not affect the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE CLASS II DIRECTOR NOMINEES LISTED ABOVE.

PROPOSAL NO. 2
APPROVAL OF AMENDMENT OF THE 2004 EQUITY INCENTIVE PLAN

On September 15, 2004, the Board of Directors adopted the 2004 Equity Incentive Plan (the "2004 Plan"). At the Annual Meeting, the stockholders of the Company will be asked to approve the adoption of two amendments to the 2004 Plan relating to (i) an increase in the number of shares available for issuance under the 2004 Plan and (ii) ensure that certain payments thereunder qualify as performance-based compensation pursuant to Section 162(m) of the Internal Revenue Code. As of the Record Date, options to purchase approximately 8,153,913 shares of Common Stock were outstanding under the 2004 Plan and options to purchase approximately 59,336 shares of Common Stock remained available for grant. References to share amounts contained herein have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

On October 9, 2006, the Board approved two administrative amendments to the 2004 Plan that (1) clarified that Stock Awards that must vest completely over a specified time frame from the date of grant (e.g., a minimum of three years in the case of shares that vest based upon continued service) may begin vesting immediately from the date of grant so long as the total vesting period for the entire grant, complies with the specified requirement; and (2) clarified the Board's intent to make the 2004 Plan's antidilution provisions mandatory in the event of a change in capital structure. Shareholder approval is neither required nor sought for these administrative changes.

In addition, on October 9, 2006, the Board also approved an amendment to the 2004 Plan, subject to stockholder approval to (1) increase the number of shares authorized for issuance under the 2004 Plan by an additional 1,500,000 shares, which shares may be used for any type of Award (e.g., Stock Award, Option) under the 2004 Plan, and (2) ensure that certain payments to employees under the 2004 Plan qualify as "performance-based compensation" pursuant to Section 162(m) of the Internal Revenue Code. In order to ensure that awards granted under the 2004 Plan constitute qualified performance-based compensation eligible for such exceptions for purposes of Section 162(m), the amendments approved by the Board (i) limit the amount of cash awards available for grant to any employee under the 2004 Plan to a maximum of $5,000,000 per fiscal year of the Company, and (ii) limit the amount of restricted stock awards available for grant to any one employee under the 2004 Plan to a maximum of 500,000 per fiscal year of the Company.

The Board believes that the grant of options and restricted stock is a highly effective way to align the interests of management with those of the Company stockholders and provides a cost-effective means of recognizing employee contributions to the success of the Company. The Board also believes that increasing the number of shares of Common Stock authorized for this purpose will be important to the future success of the Company by allowing it to remain competitive in attracting and retaining highly qualified technical and other key personnel.

SUMMARY OF THE 2004 EQUITY INCENTIVE PLAN, AS AMENDED

The following summary is qualified by reference to the complete text of the proposed amended and restated version of the 2004 Plan, which is attached to this Proxy Statement as Appendix A.

General

The purpose of the 2004 Plan is to enhance the long-term stockholder value of the Company by offering opportunities to eligible individuals to participate in the growth in value of the equity of the Company. Stock options, stock awards and cash awards may be granted under the 2004 Plan (each, an "award"). Options granted under the 2004 Plan may be either "incentive stock options," as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or non-statutory stock options.

Shares subject to the 2004 Plan/Limitation on Awards. Assuming the approval of Proposal No. 2 by the Company's Stockholders, the maximum number of shares issuable under the 2004 Plan are those shares available for grant under the Company's 1995 Stock Option/Stock Issuance Plan (the "1995 Plan") plus 6,000,000 shares. Of this 6,000,000, 2,250,000 shares were approved by the stockholders at the Company's 2004 Annual Meeting, 2,250,000 shares were approved by the stockholders at the Company's 2005 Annual Meeting and 1,500,000 shares are the basis of Proposal No. 2. Shares available under the 2004 Plan may be increased by shares forfeited, cancelled, exchanged or surrendered under an award or otherwise becoming available in connection with the termination or expiration of an award. Any future increase in the number of shares available for issuance under the 2004 Plan is generally prohibited except with the consent of the Company's shareholders.

Administration. The Board has delegated certain of its responsibilities for administering the 2004 Plan to the Compensation Committee. The Board and Compensation Committee may also delegate certain responsibilities to any other committee or employee of the Company (as applicable, the "Administrator"). The Administrator, in its discretion, approves awards to be granted under the 2004 Plan. Grants to executives may only be made by the Compensation Committee or the Board, and grants to non-employee directors may only be made by a committee of independent directors.

Eligibility. Non-statutory stock options, stock awards and cash awards may be granted under the 2004 Plan to employees, directors and consultants of the Company, its affiliates and subsidiaries. Incentive stock options may be granted only to employees of the Company or its subsidiaries. The Company intends the 2004 Plan to be a broad-based employee plan. As of the Record Date, the Company had approximately 2,562 employees and seven non-employee directors who would be eligible to participate in the 2004 Plan.

Termination of Awards. Generally, if an awardee's service to the Company as an employee, consultant or director terminates other than for death, disability or for "Cause" (as defined in the 2004 Plan), vested awards will remain exercisable for a period of three months following the awardee's termination. Unless otherwise provided for by the Administrator in the award agreement, if an awardee dies or becomes totally and permanently disabled while an employee or consultant, the awardee's vested awards will be exercisable for one year following the awardee's death or disability, or if earlier, the expiration of the term of such award. Awards granted to non-employee directors under the 2004 Plan will remain exercisable, to the extent vested, for 12 months following the director's termination of service for any reason, but in no event after the expiration date of the award.

Transferability of Awards. Unless otherwise determined by the Administrator, awards granted under the 2004 Plan are not transferable other than by will, domestic relations order, or the laws of descent and distribution.

Stock Options

Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. No stock option, including an incentive stock option, may have an exercise price less than the fair market value of a share of the Company's Common Stock on the date of grant. The exercise price of an incentive stock option granted to a ten percent stockholder may not be less than 110% of the fair market value of a share of Common Stock on the date of grant of such option. The fair market value of a share of Common Stock is generally determined to be the closing sales price as quoted on the Nasdaq Global Market System for the date the value is being determined. The closing sale price of a share of Common Stock on September 20, 2006, the last trading day on the Nasdaq Global Market System before the record date, was $35.68.

Exercise of Option; Form of Consideration. The Administrator determines when options become exercisable. The means of payment for shares issued on exercise of an option are cash, check or wire transfer, and such other payment methods as may be specified by the Administrator, including tender of other shares, cancellation of a debt owed to an awardee by the Company or broker-assisted same-day sale.

Term of Option. The term of an option may be no more than six years from the date of grant. The term of an incentive stock option granted to a ten percent holder may be no more than five years from the date of grant. No option may be exercised after the expiration of its term.

Vesting. The vesting of options may occur at any time after grant and may be subject to any conditions as set forth in the terms of a particular grant, except that no options will vest or be exercisable within a six-month period starting on the date of grant.

Repricing. Options may not be repriced, replaced or regranted through cancellation or modification without stockholder approval.

Stock Awards

The Administrator may grant stock awards in its discretion, which entitle the awardee to receive or purchase shares of Common Stock subject to certain restrictions. The purchase price of a restricted stock award may not be less than the par value of the shares issuable under the stock award if required by applicable law. The grant or vesting of a stock award may be made contingent on achievement of performance conditions, including net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives and customer satisfaction indicators, each with respect to the Company and/or an individual business unit. Not more than 4,365,000 shares, assuming shareholder approval of Proposal No. 2 to increase the number of shares authorized for issuance by an additional 1,500,000 shares, plus a number of shares equal to the number of shares of restricted stock repurchased pursuant to the 1995 Plan, may be issued as stock awards under the 2004 Plan. The maximum number of shares available for grant under a restricted stock award to any employee under the 2004 Plan is 500,000 shares per fiscal year of the Company. Any shares that are forfeited, canceled, exchanged or surrendered under a restricted stock award or otherwise become available in connection with the termination or expiration of such award, shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2004 Plan.

Cash Awards

The Administrator may grant cash awards, which entitle the awardee to a cash payment on satisfaction of goals described in an award agreement. The Administrator determines the terms, conditions and restrictions related to cash awards. No awardee may be granted a cash award in excess of $5,000,000 in any fiscal year of the Company.

Right of Repurchase

If a stock award consists of shares sold to the employee subject to a right of repurchase, the Company will have the right, during the seven months after the termination of an awardee, to repurchase any or all of the award shares that were unvested as of the date of that termination at a purchase price determined by the Administrator in accordance with the terms of the 2004 Plan.

Adjustments on Changes in Capitalization, Merger or Change in Control

Changes in Capitalization. In the event of any change to the securities of the Company subject to the 2004 Plan, or subject to any award, without receipt of consideration by the Company, including any merger, consolidation, reorganization, stock split, reverse stock split, recapitalization, reincorporation, exchange, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash or other property dividend, liquidating dividend or similar change to the Company's capital structure not involving the receipt of consideration by the Company, appropriate adjustments are required to be made to:

- the number and type of awards that may be granted under the 2004 Plan;
- the number and type of options that may be granted to any individual under the 2004 Plan;
- the purchase price of any stock award;
- the option price and number and class of securities issuable under each outstanding option; and,
- the repurchase price of any securities substituted for award shares that are subject to repurchase rights.

Merger or Change in Control. Generally, outstanding awards under the 2004 Plan may be assumed, converted, replaced or substituted if any of the following corporate transactions occur (each, a "Fundamental Transaction"):

- a merger or consolidation in which the Company is not the surviving corporation;
- a merger in which the Company is the surviving corporation but after which the Company's stockholders immediately prior to such merger cease to own their shares or other equity interest in the Company;

- the sale of substantially all of the Company's assets; or
- the acquisition, sale, or transfer of more than 50% of the Company's outstanding shares by tender offer or similar transaction.

In the event the successor corporation (if any) does not assume or substitute outstanding awards in connection with a Fundamental Transaction, the vesting with respect to such awards will accelerate so that the awards may be exercised before the closing of the Fundamental Transaction but then terminate. The Compensation Committee may also, in its sole discretion, elect to accelerate the vesting of any or all outstanding awards prior to the closing of any Fundamental Transaction, even if the successor corporation will assume such awards or provide for substitute awards. The vesting of certain awards granted to non-employee directors will automatically accelerate immediately prior to any Fundamental Transaction, and all options will then terminate to the extent not exercised by the non-employee director or assumed by the successor corporation.

In addition, the Board may also specify that certain other transactions or events constitute a "change in control" or "divestiture" (as such terms are defined in the 2004 Plan) and, in these cases, may take any one or more of the actions described above for a Fundamental Transaction and may also extend the exercise date of any award (but not beyond the original expiration date). The Board need not adopt the same rules for each award under the 2004 Plan or for each holder of an outstanding award. The vesting of certain awards granted to non-employee directors will automatically accelerate immediately prior to any change in control.

Any awards that are assumed or replaced in a Fundamental Transaction or change in control and do not otherwise accelerate at that time shall automatically accelerate in full in the event of an involuntary termination of the awardee for any reason other than death, disability or Cause within 18 months following the Fundamental Transaction or change in control, and such accelerated awards shall be exercisable for one year following termination, but in no event after the expiration of its term.

In the event of a proposed dissolution of the Company, the Board may cause awards to be fully vested and exercisable (but not after their expiration date) and all repurchase rights to lapse before the dissolution is completed but contingent on its completion.

Amendment and Termination of the 2004 Plan

The Board may amend, suspend or terminate the 2004 Plan, or any part thereof, at any time and for any reason. However, the Company must obtain stockholder approval for any amendment to the 2004 Plan to the extent necessary and desirable to comply with applicable laws. Generally, no such action by the Board or stockholders may alter or impair any award previously granted under the 2004 Plan without the written consent of the awardee. Pursuant to Proposal No. 2, the total number of shares available for issuance under the 2004 Plan generally may not be increased without shareholder approval. The 2004 Plan will terminate on September 15, 2014, unless terminated earlier by the Board.

ACCOUNTING FOR SHARE-BASED PAYMENTS

Prior to July 1, 2005, Hyperion accounted for employee stock-based compensation using the intrinsic method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under the intrinsic method, the difference between the market price on the date of grant and the exercise price is charged to the results of operations over the vesting period on a straight-line method. Accordingly, Hyperion generally was not required to recognize compensation cost for stock options issued to Hyperion's employees or shares issued under the employee stock purchase plan.

On July 1, 2005, Hyperion adopted Financial Accounting Standards Board ("FASB") Statement, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95" ("SFAS 123(R)"), using the modified prospective method. Under SFAS 123(R), we are required to measure compensation cost for all stock-based awards at fair value on date of grant and recognize compensation expense on a straight-line basis over the service period that the awards are expected to vest. Restricted stock awards, restricted stock units, and stock options issued under our equity plans as well as stock purchases under our employee stock purchase plan are subject to the

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provisions of SFAS 123(R). We estimate fair value of share-based payments using the Black-Scholes valuation model, consistent with the provisions of Staff Accounting Bulletin No. 107.

For additional disclosures regarding the impact of the new accounting pronouncements related to share-based payments on our consolidated financial statements, stockholders should refer to Note 2, "Summary of Significant Accounting Policies — Stock-based Compensation, of Notes to Consolidated Financial Statements," which is included in our annual report on Form 10-K for the fiscal year ended June 30, 2006.

Federal Income Tax Consequences of Options and Stock Awards Under the 2004 Plan

THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE ISSUANCE AND EXERCISE OF OPTIONS OR AWARDS OF RESTRICTED STOCK UNDER THE 2004 PLAN. IT DOES NOT DESCRIBE STATE, LOCAL OR FOREIGN TAX CONSIDERATIONS. THE APPLICABLE RULES ARE COMPLEX AND MAY VARY WITH AN AWARDEE'S INDIVIDUAL CIRCUMSTANCES. THE DESCRIPTION IS THUS NECESSARILY GENERAL AND DOES NOT ADDRESS ALL OF THE POTENTIAL FEDERAL AND OTHER INCOME TAX CONSEQUENCES TO EVERY AWARDEE. TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN BY US TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN AS PART OF THE DISCLOSURE IN THIS PROXY, WHICH IS BEING USED BY US IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Stock Awards. An awardee of a restricted stock award generally will recognize taxable ordinary income when the restrictions on the shares lapse. The amount of income recognized will equal the excess of the fair market value of the shares at such time over the amount, if any, the awardee paid to the Company for the shares. However, no later than 30 days after an awardee receives the restricted stock award, the awardee may elect under Section 83(b) of the Code to recognize taxable ordinary income in an amount equal to the excess of the fair market value of the shares at the time of receipt over the amount the awardee paid to the Company for the shares. Provided that the election is made in a timely manner, when the restrictions on the shares lapse, the awardee will not recognize any additional income. The taxable income to the awardee constitutes wages subject to income and employment tax withholding, and the Company receives a corresponding income tax deduction.

When an awardee sells the shares, the awardee will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the amount, if any, that the awardee paid to the Company for the shares plus the amount of taxable ordinary income the awardee recognized either at the time the restrictions lapsed or at the time of a Section 83(b) election, if an election was made by the awardee. If the awardee forfeits the shares to the Company (e.g., upon the awardee's termination prior to expiration of the restriction period), the awardee may not claim a deduction with respect to the income recognized as a result of the election. Any dividends paid with respect to shares of restricted stock generally will be taxable as ordinary income to the awardee at the time the dividends are received.

Non-Statutory Stock Options. An awardee will not recognize taxable income upon the grant of a non-statutory option. Upon exercise of the option, an awardee will recognize taxable ordinary income equal to the difference between the fair market value of the stock on the date of exercise and the option exercise price. The Company will generally be entitled to a tax deduction equal in amount to the income that an awardee recognizes upon the exercise of a non-statutory option. When an awardee sells the shares, the awardee will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the awardee received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the option exercise price.

Incentive Stock Options. An awardee will not recognize taxable income upon the grant of an incentive stock option. If an awardee exercises an incentive stock option during employment or within three months after his or her employment ends (12 months in the case of disability), the awardee will not recognize taxable income at the time of exercise, although the awardee generally will have taxable income for alternative minimum tax purposes at that time as if the option were a non-statutory stock option.

If an awardee sells or exchanges the shares after the later of (a) one year from the date the awardee exercised the option and (b) two years from the grant date of the option, the awardee will recognize long-term capital gain or loss equal to the difference between the amount the awardee received in the sale or exchange and the option exercise price. If an awardee disposes of the shares before these holding period requirements are satisfied, the disposition will constitute a disqualifying disposition, and the awardee generally will recognize taxable ordinary income in the year of disposition equal to the excess, as of the date of exercise of the option, of the fair market value of the shares received over the option exercise price (or, if less, the excess of the amount realized on the disposition of the shares over the option exercise price). Additionally, the awardee will have long-term or short-term capital gain or loss, as the case may be, equal to the difference between the amount the awardee received upon disposition of the shares and the option exercise price increased by the amount of ordinary income, if any, the awardee recognized.

The Company will generally be entitled to a deduction with respect to an incentive stock option only if the awardee makes a disqualifying disposition. In that situation, the Company will generally be entitled to a deduction in an amount equal to the ordinary income that the awardee recognizes as a result of the disqualifying disposition.

With respect to both non-statutory stock options and incentive stock options, special rules apply if an awardee uses shares already held by the awardee to pay the exercise price or if the shares received upon exercise of the option are subject to a substantial risk of forfeiture by the awardee.

Limitation on Deduction of Certain Compensation. A publicly held corporation may not deduct compensation of over a certain amount that is paid in any year to any of its executive officers unless the compensation constitutes "qualified performance-based" compensation under Section 162(m) of the Code. The Company will generally attempt to ensure that any award under the 2004 Plan will qualify for deduction, but may not do so in every instance. Proposal No. 2 provides that grants of restricted stock awards under the 2004 Plan to any employee in a fiscal year of the Company could not exceed a right to purchase more than 500,000 shares of the Company's common stock. In addition, Proposal No. 2 provides that no employee may be granted a cash award of in excess of $5,000,000 in any fiscal year of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Each of the Company's directors and executive officers is a potential recipient of grants under the 2004 Plan, however, the Company cannot determine the amount of options under the 2004 Plan that will be granted in fiscal 2007 with respect to specific executive officers, the executive officers as a group, or non-executive employees as a group. Grants under the 2004 Plan will be made at the discretion of the Board, the Compensation Committee, or a committee thereof, and accordingly, are not yet determinable. Consequently, except with respect to non-employee directors, it is not possible to determine the benefits that might be received by participants of awards that may be made in fiscal 2007.

The following table sets forth the restricted stock awards that will be made during fiscal 2007 to non-employee directors as a group. These awards will be made whether or not the amendment to the 2004 Plan is approved, as the Company currently has sufficient reserved shares available to make such awards.

Name and Position	Dollar Value ($)	Restricted Stock Awards
Non-Employee Directors as a Group	N/A	36,750

The following table sets forth information with respect to the grant of stock options to the named executive officers and the specified groups set forth below in fiscal year 2006, each pursuant to the 2004 Plan.

Name and Position	Options Granted
Godfrey Sullivan, President & Chief Executive Officer	67,500
Jeffrey Rodek, Chairman of the Board	-
Robin Washington, Chief Financial Officer	135,000
Robert Gersten, Chief Development Officer	30,000
Mark Cochran, VP, General Counsel & Secretary	18,000
Heidi Melin, Chief Marketing Officer	105,000
Burton Goldfield, Sr. VP World Wide Field operations	30,000
Executive Officers as a Group	385,500
Non-Employee Directors as a Group	-
The Three Class II Nominees for Election as Directors	-
Each associate of the above-mentioned directors, officers or nominees	-
Each other person who received or is to receive five percent of such options	-
Employee Group other than executive officer group	1,534,102

Vote Required

Approval of this proposal requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will have the same affect as a vote AGAINST this proposal, and broker non-votes will not affect the vote. Proxies, unless they contain contrary written instructions, will be voted FOR this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT OF THE 2004 EQUITY INCENTIVE PLAN.

PROPOSAL NO. 3
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected PricewaterhouseCoopers as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007. PricewaterhouseCoopers has been the Company's independent registered public accounting firm since 1998. Although not required to do so, the Board of Directors has determined as a matter of good corporate practice to submit its selection to stockholders for ratification and stockholders are being asked to ratify the selection. In the event that this selection of accountants is not ratified by a majority of the shares of Common Stock entitled to vote, present in person or represented by proxy, the Audit Committee may nonetheless retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee may change the appointment at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

We expect that a representative of PricewaterhouseCoopers will attend the Annual Meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

PricewaterhouseCoopers Fees

The following table shows the fees for audit and other services provided by PricewaterhouseCoopers for fiscal years 2005 and 2006.

	2005	2006
Audit Fees	$2,200,000	$2,422,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	$2,200,000	$2,422,000

Audit Fees. This category includes the audit of the Company's annual financial statements, including the audit of management's report on the effectiveness of internal control over financial reporting, the reviews of the financial statements included in the Company's Form 10-Q quarterly reports, and services that are normally provided by PricewaterhouseCoopers in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, statutory audits required by non-U.S. jurisdictions.

Audit-Related Fees. This category consists of assurance and related services provided by PricewaterhouseCoopers that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category primarily include due diligence, accounting consultations and audits in connection with acquisitions.

Tax Fees. This category consists of professional services rendered by PricewaterhouseCoopers, primarily in connection with the Company's tax compliance activities, including the preparation of tax returns in certain overseas jurisdictions and technical tax advice related to the preparation of tax returns.

All Other Fees. No other fees were billed by PricewaterhouseCoopers during the years ended June 30, 2005 and 2006.

The Audit Committee, in its sole discretion, pre-approves and reviews audit and non-audit services performed by PricewaterhouseCoopers as well as the fees charged for such services. Requests for approval are considered at each regularly scheduled Audit Committee meeting or, if necessary, are approved by the unanimous consent of all members of the Audit Committee. In its pre-approval and review of non-audit service fees, the Audit Committee considers, among other factors, the possible effect of the performance of such services on the auditors' independence. The Audit Committee has considered and pre-approved all services rendered during fiscal 2006 and does not believe that the provision of such services are incompatible with PricewaterhouseCoopers remaining independent. For additional information concerning the Audit Committee and its activities with PricewaterhouseCoopers, see the sections of this proxy statement entitled "The Board, Board Committees and Meetings?The Audit Committee" and "Report of the Audit Committee."

Vote Required

Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will have the same affect as a vote AGAINST this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP TO SERVE AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2007.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 21, 2006 certain information with respect to shares beneficially owned by (i) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors and nominee for director named in Proposal 1; (iii) the executive officers named in the Summary Compensation Table and (iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Pursuant to Rule 13d-3, shares of Common Stock are deemed to be beneficially owned by a person if the person has the right to acquire shares of Common Stock (for example, upon exercise of an option or warrant) within 60 days of September 21, 2006. These shares of Common Stock are also included in computing the percentage ownership of such person. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power as of September 21, 2006. References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2-stock split.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned[2]	Percent of Class[3]
FMR Corp[4] 82 Devonshire Street, Boston, MA 02109	7,019,363	12.2%
Barclays Global Investors NA (CA)[5] 45 Fremont Street, 34th Floor San Francisco, CA 94105	4,232,983	7.3%
Jeffrey Rodek[6]	608,525	1.1%
Godfrey Sullivan[7]	473,241	*
Robin Washington[8]	30,000	*
Robert Gersten[9]	145,726	*
Mark Cochran[10]	68,641	*
Heidi Melin[11]	53,660	*
Burton Goldfield[12]	1,683	*
Henry Autry[13]	26,250	*
Nanci Caldwell[14]	10,500	*
Terry Carlitz[15]	23,250	*
Yorgen Edholm[16]	268,406	*
Gary Greenfield[17]	47,250	*
John Riccitiello[18]	56,250	*
Maynard Webb[19]	10,500	*
All current directors and executive officers as a group (13 persons)[20]	1,822,199	3.2%

* Less than 1% of the outstanding shares of Common Stock.

(1) Unless otherwise noted, the address of each person is c/o Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara, California 95054.

(2) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the natural persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. To the Company's knowledge, unless otherwise indicated, the entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(3) Based on 57,772,130 shares outstanding as of September 21, 2006.

(4) As reported on a Schedule 13F filed by FMR Corp. with the Securities and Exchange Commission on June 30, 2006.

(5) As reported on a Schedule 13F filed by Barclays Global Investors NA (CA) with the Securities and Exchange Commission on June 30, 2006.

(6) Includes options exercisable for 354,379 shares of Common Stock, 236,065 shares of Common Stock held by the Rodek Family Trust U/A/D 4/8/98, Jeffrey Rodek Trustee and Christine Rodek Trustee and 16,410 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(7) Includes options exercisable for 330,937 shares of Common Stock, 79,875 shares of Common Stock subject to vesting restrictions under the 2004 Plan and 60,451 shares of Common Stock held by the Sullivan Revocable Trust U/A/D 12/5/00, Godfrey Sullivan Trustee and Suzanne Sullivan Trustee.

(8) Consists of 30,000 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(9) Includes options exercisable for 118,998 shares of Common Stock, 3,817 shares of common stock held by Mr. Gersten's spouse and 14,375 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(10) Includes options exercisable for 47,250 shares of Common Stock and 17,375 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(11) Includes options exercisable for 35,000 shares of Common Stock and 16,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(12) Consists of Common Stock.

(13) Includes options exercisable for 21,000 shares of Common Stock.

(14) Consists of 10,500 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(15) Consists of options exercisable for 18,000 shares of Common Stock and 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(16) Includes 21,840 shares of Common Stock held by Yorgen Edholm Trustee for Yorgen Edholm grantor retained annuity trust, 5,448 shares of Common Stock held as custodian for Mr. Edholm's children, 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan and options exercisable for 25,500 shares of Common Stock.

(17) Consists of options exercisable for 42,000 shares of Common Stock and 5,250 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(18) Includes options exercisable for 51,000 shares.

(19) Consists of 10,500 shares of Common Stock subject to vesting restrictions under the 2004 Plan.

(20) Includes options exercisable for 1,044,064 shares of Common Stock and 211,035 shares of Common Stock subject to vesting restrictions under the 2004 Plan. Options and Common Stock held by Burton Goldfield, who resigned from the Company on May 7, 2006, are not included in these numbers.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL ARRANGEMENTS

Jeffrey R. Rodek. In May 2006, Mr. Rodek executed a new Employment Agreement, effective July 1, 2006, which provides for a salary of $400,000 per year and provides that he will receive the same annual equity grant to which the non-employee members of the Board or Directors are entitled. Mr. Rodek's agreement is for a one year term, provided that the Company may terminate his service as Executive Chairman at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Rodek's service for any reason other than permanent disability or cause, then, among other benefits, the Company will continue to pay him his salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Rodek resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Rodek's service for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Rodek his base salary for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him.

Godfrey R. Sullivan. In July 2005, Mr. Sullivan executed a new employment agreement which provides for a salary of $535,000 per year and provides that he is eligible for an annual target bonus of 100% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Sullivan's base salary to $575,000, effective July 1, 2006. Mr. Sullivan's employment may be terminated by the Company or Mr. Sullivan at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Sullivan's employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay him his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Sullivan resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Sullivan's employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Sullivan his base salary for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him.

Robin Washington. In January 2006, in connection with her appointment as CFO, Ms. Washington executed an employment agreement which provides for a salary of $355,000 per year and provides that she is eligible for an annual target bonus of 60% of her base salary. Ms. Washington's employment may be terminated by the Company or Ms. Washington at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Ms. Washington's employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay her base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Ms. Washington resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Ms. Washington's employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Ms. Washington her base salary for another 12 months, and all of her unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to her. In addition, the agreement provides that Ms. Washington is entitled to receive a stock option grant of 135,000 shares of the Company's Common Stock that will vest in accordance with the Company's standard four year vesting provisions, a restricted stock award of 25,000 shares that will vest over a four year period and a sign on bonus of $20,000.

Robert M. Gersten. In July 2005, Mr. Gersten executed an employment agreement which provides for a salary of $330,000 per year and provides that he is eligible for an annual target bonus of 60% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Gersten's base salary to $340,000, effective July 1, 2006. Mr. Gersten's employment may be terminated by the Company or Mr. Gersten at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Gersten's employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay Mr. Gersten his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Gersten resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Gersten's employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Gersten his base salary for another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him.

Mark Cochran. In July 2005, Mr. Cochran executed a new employment agreement which provides for a salary of $286,000 per year and provides that he is eligible for an annual target bonus of 60% of his base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Mr. Cochran's base salary to $295,000, effective July 1, 2006. Mr. Cochran's employment may be terminated by the Company or Mr. Cochran at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Mr. Cochran's employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay him his base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Mr. Cochran resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Cochran's employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Mr. Cochran his base salary for

Proxy

another 12 months, and all of his unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him.

Heidi Melin. In June 2005, Ms. Melin executed an employment agreement which provides for a salary of $260,000 per year and provides that she is eligible for an annual target bonus of 60% of her base salary. On May 8, 2006, the Compensation Committee of the Board of Directors increased Ms. Melin's base salary to $281,000, effective July 1, 2006. Ms. Melin's employment may be terminated by the Company or Ms. Melin at any time for any reason (or no reason) with 30 days advance written notice. If the Company terminates Ms. Melin's employment for any reason other than permanent disability or cause, then, among other benefits, Hyperion will continue to pay Ms. Melin her base salary for another 12 months. In the event that the Company is subject to a change in ownership and/or control during the term of the agreement and (i) within 12 months thereafter, Ms. Melin resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Ms. Melin's employment for any reason other than permanent disability or cause; then, among other benefits, the Company will continue to pay Ms. Melin her base salary for another 12 months, and all of her unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to her.

Burton M. Goldfield. Effective July 1, 2005, the Compensation Committee of the Board of Directors increased the annual base salary of Burton M. Goldfield, its Senior Vice President, Worldwide Field Operations from $300,000 to $325,000 and his annual incentive bonus target was increased from 100% to 120% of his base salary. In November of 2005, the Company and Mr. Goldfield entered into an amendment to his employment agreement dated January 1, 2004. This Amendment (the "Agreement") provides that, in the event that the Company is subject to a change in ownership and/or control during its term and (i) within 12 months thereafter, Mr. Goldfield resigns for good reason; or (ii) within 3 months prior to, or 12 months thereafter, the Company terminates Mr. Goldfield's employment for any reason other than permanent disability or cause; then, among other benefits, all of Mr. Goldfield's unvested stock options, restricted stock, restricted stock units or other similar forms of equity compensation will immediately vest or otherwise become fully available to him. In addition, the agreement provides that Mr. Goldfield is entitled to receive a stock option grant of 175,000 shares of the Company's Common Stock that will vest in accordance with the Company's standard four year vesting provisions, a restricted stock grant of 5,000 shares that will vest over a three year period and a sign on bonus of $200,000. Mr. Goldfield terminated his employment with the Company effective May 7, 2006.

EQUITY COMPENSATION PLAN INFORMATION

The table below discloses information with respect to the Company's equity compensation plans that have been approved by stockholders and plans that have not been approved by stockholders(1):

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options and Rights	Weighted-average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders(2)	8,195,876	$ 23.96	2,153,149(5)
Equity compensation plans not approved by security holders(3)	630,080(4)	$ 18.43	116,231
Total	8,825,956(4)	$ 23.57	2,269,380(5)

(1) References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

(2) Equity compensation plans approved by security holders are the (i) 1995 Stock Option/Stock Issuance Plan, (ii) Arbor Software 1992 Stock Option Plan, (iii) Hyperion Software Corporation 1991 Stock Plan, (iv) 1995 Employee Stock Purchase Plan, and (v) the 2004 Equity Incentive Plan.

(3) Equity compensation plans not approved by security holders are the (i) the Hyperion Solutions Corporation 1999 Stock Option Plan (the "1999 Plan") and (ii) an individual compensation arrangement between the Company and Jeffrey Rodek, each as described below:

- In September 1999, the Company adopted the 1999 Plan, which has not been approved by the Company's stockholders, and approved the issuance of up to 2,925,000 shares of Common Stock under the 1999 Plan. The terms under which options can be and have been issued under the 1999 Plan are the same as the terms of options that can be and have been issued under the "Discretionary Option Grant" section of the 1995 Stock Option/Stock Issuance Plan approved by the stockholders, except that executive officers of the Company may not receive grants under the 1999 Plan. Since 1999, the Company has not approved any additional shares for issuance under the 1999 Plan. The 1999 Plan will expire in 2009.

  In October 1999, the Company entered into an employment agreement with Jeffrey Rodek, its Chief Executive Officer, pursuant to which the Company issued options to purchase 900,000 shares of the Company's Common Stock with an exercise price of $12.71 and with the Company's standard vesting provisions. These options were not granted under a plan approved by the Company's stockholders.

(4) Includes 629,542 shares of the Company's Common Stock issuable upon exercise of outstanding options granted under plans assumed by the Company in connection with its acquisition of Brio Software, Inc. in October 2003. The weighted average exercise price of these options is $18.43. No additional options may be granted under those assumed plans.

(5) Includes 1,544,281 shares of the Company's Common Stock available for issuance under the 2005 ESPP as of June 30, 2006.

In addition, as of August 31, 2006, there were 8,829,191 shares subject to issuance upon exercise of outstanding options or awards under all of our equity compensation plans at a weighted average exercise price of $25.39, and with a weighted average remaining life of 4.20 years. As of August 31, 2006, there were 1,963,212 shares available for future issuance under those plans (not including the 1,544,281 shares available for purchase under the 2005 ESPP).

REPORT OF THE COMPENSATION COMMITTEE[1]

The Board has delegated to the Compensation Committee of the Board the authority to review, modify and approve the Company's overall compensation programs, including the base salaries, bonus targets and payments, and equity awards of executive officers. In addition, the Compensation Committee is responsible for administering the Company's equity plans and the employee stock purchase plan. The Compensation Committee has delegated to management certain day-to-day operational activities related to the equity plans, including authorizing a Stock Option Committee to make certain grants.

The Compensation Committee has the authority to establish the base salary and individual bonus program of the Company's chief executive officer ("CEO") and has the responsibility for determining the individual bonus payout for the CEO. The CEO has the authority to establish the base salary and bonuses for all other employees, including all executive officers, subject to the approval of the Compensation Committee in the case of executive officers.

For fiscal year 2006, the process utilized by the Compensation Committee in determining executive officer compensation levels took into account both qualitative and quantitative factors. Among the factors considered were formal and informal competitive compensation surveys conducted by the Company or in which the Company participated.

---

[1] The Report of the Compensation Committee is not considered "filed" with the SEC under the Securities Exchange Act of 1934, as amended and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended. You should not consider this report for solicitation purposes for the purchase or sale of our common stock.

General Compensation Philosophy

The Company's fundamental philosophy is to offer its executive officers competitive compensation opportunities based upon the Company's overall performance, their individual contribution to the financial and operational success of the Company and their personal performance. It is the Company's objective to have a substantial portion of each executive officer's compensation contingent upon the Company's performance, as well as upon his or her own level of performance. Accordingly, each executive officer's compensation package consists of: (i) base salary, (ii) cash bonus awards and (iii) long-term stock and/or cash-based incentive awards. Executive officers also have the opportunity to participate in various employee benefit programs that are generally offered to all full-time employees of the Company.

Base Salary. The base salary for each executive officer is set on the basis of personal performance and the salary level in effect for comparable positions at companies that compete with the Company for executive talent on the basis of surveys conducted by the Company.

Cash Bonuses. To reinforce the importance of attainment of the Company's corporate goals and objectives, the Compensation Committee believes that a substantial portion of the annual cash compensation of the executive officers should be in the form of variable incentive pay. Each executive officer has an established bonus target each fiscal year. The CEO's bonus is determined by the Compensation Committee annually at the conclusion of the fiscal year. Actual bonuses for executive officers other than the CEO are paid based on the recommendation of the CEO and at the discretion of the Compensation Committee. Cash bonuses are based on an individual's accomplishment of corporate, business unit and individual objectives. Corporate performance factors include achievement of revenue and operating income targets and attainment of customer satisfaction objectives.

Long-Term Incentive Compensation. The Company's executive compensation philosophy emphasizes longer-term incentives through awards of stock options and restricted stock. The Company uses long-term equity-based incentives to align the interests of the executives with the Company's stockholders.

Stock Options. Generally, a significant option grant is made in the year that an executive officer commences employment, and a lesser grant is made annually thereafter. The size of each grant is an amount the Compensation Committee deems appropriate, in combination with any restricted stock grants also made, to create a meaningful opportunity for stock ownership based upon the individual's position with the Company, the individual's cash compensation level, the individual's potential for future responsibility and promotion, the individual's performance in the recent period and the number of unvested options and restricted stock held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Committee's discretion.

Each option grant allows the executive officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) as they vest over a specified period of time. Options will provide a return to executive officers only if they remain in the Company's employ, and then only if the market price of the Company's Common Stock appreciates over the option term. The options generally vest in periodic installments over a four-year period, contingent upon the executive officer's continued employment with the Company.

Restricted Stock. The Company's stockholders have also approved the granting of restricted stock to employees under the Company's 1995 Stock Option/Stock Issuance Plan and 2004 Equity Incentive Plan. Each restricted stock grant allows the executive officer or other employee to acquire shares of the Company's Common Stock at par value ($0.001 per share.) The employee purchases the shares at this price, but the shares are subject to a repurchase right by the Company. The Company's repurchase right then expires over time, in effect "vesting" the restricted shares in the employee. For the restricted stock grants made in fiscal 2004, the shares will vest in full at the conclusion of the fourth year after grant. This vesting is subject to acceleration based on Company performance against certain performance targets set by the Compensation Committee, particularly license revenues and operating margins. For the restricted stock grants made in fiscal 2005 and 2006, the shares will generally vest over time. The Compensation Committee will review the performance of the Company against targets on a regular basis. As with stock option grants, the size of each restricted stock grant is an amount the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's position with the Company, the individual's cash compensation level, the individual's potential for future responsibility and promotion, the individual's performance in the recent period and the number of unvested options and restricted stock shares held by the individual at the time of the new grant. The relative weight given to each of these factors will vary from individual to individual at the Committee's discretion.

CEO Compensation

The annual base salary of Mr. Sullivan, the Company's CEO for fiscal 2006, was established at $535,000 based on compensation surveys of the Company's peers, his prior compensation and performance and the terms of his employment agreement. Mr. Sullivan received a bonus for fiscal year 2006 in the amount of $660,000, as approved by the Compensation Committee in August 2006. Mr. Sullivan's bonus payment was based on the Company's (i) revenue and operating margin goals, (ii) fiscal 2006 license revenue goal and (iii) product development and organizational development goals set by the Compensation Committee. In fiscal 2006, Mr. Sullivan or the Company met or exceeded the goals set for each of these performance measures.

Based on compensation surveys and Mr. Sullivan's performance, on May 8, 2006 the Compensation Committee of the Board of Directors increased Mr. Sullivan's base salary to $575,000, effective July 1, 2006.

Performance-Based Compensation Program

On August 22, 2006, the Compensation Committee approved and adopted a performance-based compensation program under the Company's stockholder-approved 2004 Equity Incentive Plan and established the performance objectives for determining awards under the program.

Under the program, certain members of the Company's senior management, including all of its named executive officers, are each entitled to receive cash awards of between $230,000 and $990,000 and fully-vested restricted stock awards between 3,500 and 15,000 shares of the Company's Common Stock on June 30, 2008 provided the Company achieves certain license revenue objectives. The restricted stock awards accelerate if a "change of control" occurs under the conditions described in the recipient's employment agreement. A recipient also must be an employee or consultant to the Company to vest in a stock award or receive a cash grant.

Section 162*(m) Tax Limitation*

As a result of Federal tax legislation enacted in 1993, a publicly held company such as the Company will not be allowed a Federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. The stockholders generally approve the Company's equity plans, which include a provision that limits the maximum number of shares of Common Stock for which any one participant may be granted options per calendar year. Accordingly, if the options were granted by the Compensation Committee, and if the members of the Compensation Committee were "outside directors" (as defined in Treasury Regulations Section 1.162-27) at the time of grant, and if the option price was equal to the fair market value of the option shares on the grant date, then any compensation deemed paid to an executive officer when he or she exercises options under such an option plan should generally qualify as performance-based compensation that will not be subject to the $1 million limitation. The Company believes that all options granted to executive officers to date meet the requirements for deductibility, with the exception of certain compensation that may be attributed to Mr. Rodek and Mr. Sullivan.

In general, the Compensation Committee considers the deductibility limits of Section 162(m) of the Internal Revenue Code in determining executive compensation.

COMPENSATION COMMITTEE

John Riccitiello (Chairman)
Nanci Caldwell
Terry Carlitz

Proxy

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

All members of the Compensation Committee during the fiscal year ended June 30, 2006 were independent directors. During fiscal 2006, none of the members of the Compensation Committee: (i) were officers or employees or former employees of the Company or its subsidiaries; (ii) were former officers of the Company or its subsidiaries; or (iii) had any relationship requiring disclosure by the Company under the SEC's rules requiring disclosure of related party transactions. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Board or the Compensation Committee.

REPORT OF THE AUDIT COMMITTEE[2]

The Audit Committee assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and the audit of the Company's financial statements, (ii) compliance with legal and regulatory requirements, (iii) the appointment, compensation and oversight of the Company's independent accountants, and (iv) the performance of the Company's internal audit function. The Audit Committee also is responsible for approving any non-audit services by the independent accountants. Each of the members of the Audit Committee is independent, as defined under the Nasdaq listing rules. The Committee operates under a written charter adopted by the Board. A copy of the charter is posted on our website and was attached to the proxy statement for our 2004 Annual Meeting.

The Company's management has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process, including the Company's system of internal controls. The members of the Audit Committee are not full-time employees of the Company and are not, and do not represent to be, performing the functions of auditors or accountants. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for expressing an opinion on these financial statements and internal control over financial reporting based on their audit.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2006, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management including a discussion of the quality of the financial statements, not just the acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements;
- discussed with PricewaterhouseCoopers certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, *Communication with Audit Committees*;
- met with the internal auditors and independent accountants, with and without management present, to discuss the overall scope and plans for their respective audits, the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;
- discussed with PricewaterhouseCoopers the accountants' independence from management and the Company, and received the written disclosure and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended;
- instructed the independent accountants and the internal auditor that the Committee expects to be advised if there are any subjects that require special attention; and
- considered the compatibility of non-audit services with the auditors' independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for the fiscal year ended June 30, 2006 be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2006 for filing with the Securities and Exchange Commission, and the Board approved such inclusion. Based on the Audit Committee's recommendation, the Board has also selected, subject to stockholder ratification, PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2007.

AUDIT COMMITTEE

Gary Greenfield (Chairman)
Nanci Caldwell
Terry Carlitz

[2] The Report of the Audit Committee is not considered "filed" with the SEC under the Securities Exchange Act of 1934, as amended and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended unless this report is specifically referenced. You should not consider this report for solicitation purposes for the purchase or sale of our common stock.

STOCK PERFORMANCE GRAPH[3]

The graph set forth below compares the cumulative total stockholder return on the Company's Common Stock between June 30, 2001 and June 30, 2006 with the cumulative total return of (i) The Nasdaq Stock Market Total Return Index (U.S. Companies) (the "Nasdaq Stock Market-U.S. Index") and (ii) the Goldman Sachs Software Index, over the same period. This graph assumes the investment of $100.00 on June 30, 2001 in the Company's Common Stock, The Nasdaq Stock Market-U.S. Index, and the Goldman Sachs Software Index and assumes the reinvestment of dividends, if any. The comparisons shown in the graph below are based upon historical data and the Company cautions that the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company's Common Stock. Information used in the graph was obtained from Research Data Group, a source believed to be reliable, but the Company is not responsible for any errors or omissions in such information. References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Hyperion Solutions Corporation, the Nasdaq Stock Market and the Goldman Sachs Technology (Software) Index

*$100 invested on 6/30/01 in stock or index, including reinvestment of dividends. Fiscal year ending June 30.


$350
$300
$250
$200
$150
$100
$50
$0
6/01
6/02
6/03
6/04
6/05
6/06
Hyperion Solutions Corporation
Nasdaq Stock Market (U.S.)
Goldman Sachs Technology (Software)

[3] Stockholders should be aware that under SEC rules, the Stock Performance Graph is not considered "filed" with the SEC under the Securities Exchange Act of 1934, as amended, and is not incorporated by reference in any past or future filing by the Company under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless this section is specifically referenced. You may not consider this report for solicitation purposes for the purchase or sale of our common stock.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

The following table sets forth information concerning the compensation for services in all capacities to the Company, for the fiscal years ended June 30, 2006, 2005 and 2004, of (i) the Company's Chief Executive Officer during fiscal year 2006; (ii) each of the Company's four most highly compensated executive officers other than the Chief Executive Officer; and (iii) two additional officers (collectively, the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long-Term Compensation		
Name and Principal Position	Fiscal Year	Salary	Bonus[1]	Restricted Stock Awards[2]	Securities Underlying Options	All Other Compensation
Godfrey R. Sullivan	2006	$ 535,000	$ 660,000	$ 636,075[3]	67,500	$ 10,512[4]
President &	2005	$ 493,371	$ 445,000	-	150,000	$ 6,628[5]
Chief Executive Officer	2004	$ 368,175	$ 305,300	1,700,625[6]	150,000	$ 30,604[7]
Jeffrey R. Rodek	2006	$ 400,000	-	$ 169,620[8]	-	$ 411,783[9]
Executive Chairman	2005	$ 592,761	-	-	-	$ 427,205[10]
	2004	$ 458,381	$ 452,800	$ 837,000[11]	150,000	$ 509,110[12]
Robin Washington	2006	$ 161,476[13]	$ 131,697[14]	$ 872,750[15]	135,000	$ 7,000[16]
Chief Financial Officer	2005	-	-	-	-	-
	2004	-	-	-	-	-
Robert Gersten	2006	$ 330,000	$ 255,024	$ 254,430[17]	30,000	$ 7,191.36[18]
Chief Development Officer	2005	$ 311,311	$ 198,000	-	82,500	$ 2,000[19]
	2004	$ 298,059	$ 233,731	$ 209,250[20]	30,000	$ 2,000[21]
Mark Cochran	2006	$ 286,000	$ 203,964	$ 254,430[22]	18,000	$ 6,120[23]
VP, General Counsel &	2005	$ 131,771[24]	$ 80,000	$ 231,300[25]	90,000	$ 1,000[26]
Secretary	2004	-	-	-	-	-
Heidi Melin	2006	$ 260,000	$ 201,466	$ 424,050[27]	105,000	$ 7,504[28]
Chief Marketing Officer	2005	$ 13,788[29]	10,000[30]	-	-	-
	2004	-	-	-	-	-
Burton Goldfield	2006	$ 276,989[31]	$ 229,125	$ 254,430[32]	30,000	$ 57,186[33]
Sr. VP, World Wide	2005	$ 300,000	$ 345,050	-	67,500	$ 13,346[34]
Field Operations	2004	$ 150,000	$ 368,750[35]	$ 150,675[36]	262,500	$ 24,785[37]

(1) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2) The total number of restricted stock shares held by the named executive officers as of June 30, 2006, and the total value of these shares (based on the $27.60 per share closing price of the Company's Common Stock on the Nasdaq Global Market System on June 30, 2006 and net of the purchase price) were as follows: Mr. Sullivan: 95,505 shares ($2,635,842); Mr. Rodek: 46,110 shares ($1,272,590); Ms. Washington:

Proxy

25,000 shares ($689,975); Mr. Gersten: 15,648 shares ($431,869); Mr. Cochran: 14,625 shares ($403,635); Ms. Melin: 15,000 shares ($413,985); and Mr. Goldfield: 0 shares ($0). Shares of restricted stock are eligible to receive dividends, if and when declared on the Common Stock by the Board. These awards generally vest over a period of four years and are fully vested on the fourth anniversary of the date of grant, but certain awards may vest earlier based on achievement of certain predefined performance related goals set by the Compensation Committee of the Board.

(3) Represents the fair market value of 22,500 shares of restricted Common Stock Mr. Sullivan received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(4) Represents value of grossed up income of approximately $7,012 for Sales Incentive Trip for Mr. Sullivan, $2,000 in Company-paid 401(k) contributions and $1,500 in tax consultation services.

(5) Represents value of grossed up income of approximately $4,628 for Sales Incentive Trip for Mr. Sullivan and $2,000 in Company-paid 401(k) contributions.

(6) Represents the fair market value of 37,500 and 30,000 shares of restricted Common Stock Mr. Sullivan received on February 25 and April 1, 2004, respectively, and the fair market value of a long-term incentive bonus awarded to Mr. Sullivan on February 25, 2004, which will be payable in cash on February 25, 2008 in an amount equal to the value of 37,500 shares of Common Stock on that date unless Mr. Sullivan's employment with the Company is terminated prior to the scheduled payment date. 4,500 shares of the grant made on April 1, 2004 vested on August 31, 2005 and the remainder vest based upon performance metrics. As of June 30, 2006 no additional shares had vested.

(7) Represents value of grossed up income of approximately $28,604 for Sales Incentive Trip for Mr. Sullivan and $2,000 in Company-paid 401(k) contributions.

(8) Represents the fair market value of 6,000 shares of restricted Common Stock Mr. Rodek received on July 1, 2005. These shares vested in full on July 1, 2006.

(9) Represents value of grossed up income of approximately $1,392 for Sales Incentive Trip for Mr. Rodek, $250 for office equipment, $2,000 in Company-paid 401k contributions and earn-out of loan amount and accrued interest totaling $408,141.

(10) Represents value of grossed up income of approximately $12,417 on Sunnyvale, California apartment lease and commutation for Mr. Rodek, $4,647 in tax consultation services, earn-out of loan amount and accrued interest totaling $408,141 and $2,000 in Company-paid 401(k) contributions.

(11) Represents the fair market value of 30,000 shares of restricted Common Stock Mr. Rodek received on April 1, 2004. 4,500 shares of this grant vested on August 31, 2005 and the remainder vest based upon performance metrics. As of June 30, 2006 no additional shares had vested.

(12) Represents value of grossed up income of approximately $88,461 on Sunnyvale, California apartment lease and commutation for Mr. Rodek, $9,176 in tax consultation services, earn-out of loan amount and accrued interest totaling $409,473 and $2,000 in Company-paid 401(k) contributions.

(13) Represents partial year salary. Ms. Washington began her employment on January 17, 2006 and is currently paid an annual salary of $355,000.

(14) Includes $20,000 sign-on bonus for Ms. Washington.

(15) Represents the fair market value of 25,000 shares of restricted Common Stock Ms. Washington received on January 24, 2006. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 24, 2006.

(16) Represent value of grossed up income of $2,000 in Company-paid 401(k) contributions and $5,000 reimbursed to Ms. Washington for participating in the Company's Drive Clean to Drive Change initiative.

(17) Represents the fair market value of 9,000 shares of restricted Common Stock Mr. Gersten received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(18) Represents value of grossed up income of approximately $5,191 for Sales Incentive Trip for Mr. Gersten and $2,000 in Company-paid 401(k) contributions.

(19) Represents value of grossed up income of $2,000 in Company-paid 401(k) contributions.

(20) Represents the fair market value of 15,000 shares of restricted Common Stock Mr. Gersten received on April 1, 2004. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of April 1, 2004.

(21) Represents value of grossed up income of $2,000 in Company-paid 401(k) contributions.

(22) Represents the fair market value of 9,000 shares of restricted Common Stock Mr. Cochran received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(23) Represents value of grossed up income of approximately $4,120 for Sales Incentive Trip for Mr. Cochran, and $2,000 in Company-paid 401(k) contributions.

(24) Represents partial year salary. Mr. Cochran began his employment on January 10, 2005 at an annual salary of $275,000.

(25) Represents the fair market value of 7,500 shares of restricted Common Stock Mr. Cochran received on January 10, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 10, 2005.

(26) Represents Company-paid 401(k) contributions.

(27) Represents the fair market value of 15,000 shares of restricted Common Stock Ms. Melin received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(28) Represents value of grossed up income of approximately $5,504 for Sales Incentive Trip for Ms. Melin and $2,000 in Company-paid 401k contributions.

(29) Represents partial year salary. Ms. Melin began her employment on June 13, 2005 at an annual salary of 260,000.

(30) Consists of $10,000 sign-on bonus for Ms. Melin.

(31) Represents partial year salary. Mr. Goldfield terminated his employment on May 7, 2006.

(32) Represents the fair market value of 15,000 shares of restricted Common Stock Mr. Goldfield received on July 1, 2005. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of July 1, 2005.

(33) Represents value of grossed up income of approximately $16,437 for Sales Incentive Trip for Mr. Goldfield, $2,000 in Company-paid 401k contributions and $38,749 payout of accrued vacation upon his termination of employment.

(34) Represents value of grossed up income of approximately $11,346 for Sales Incentive Trip for Mr. Goldfield and $2,000 in Company-paid 401k contributions.

(35) Includes $200,000 sign-on bonus for Mr. Goldfield.

(36) Represents the fair market value of 7,500 shares of restricted Common Stock Mr. Goldfield received on January 1, 2004. These shares vest in four equal amounts at each of the first four yearly anniversaries of the grant date of January 1, 2004.

(37) Represents value of grossed up income of approximately $11,026 for Sales Incentive trip for Mr. Goldfield, approximately $12,759 in legal services and $1,000 in Company-paid 401(k) contributions.

The following table contains information concerning the stock option grants made to each of the Named Executive Officers during fiscal year 2006. No stock appreciation rights were granted to these individuals during such fiscal year. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually, calculated based on the closing price of the common stock on the grant date. These amounts are based on certain assumed rates of appreciation and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. References to share amounts contained in this proxy statement have been adjusted to give effect to the December 19, 2005 3-for-2 stock split.

Option Grants in the Last Fiscal Year

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term	
					5%	10%
Godfrey Sullivan	67,500	3.35%	$ 28.27	6/30/11	$ 648,637	$ 1,471,429
Jeffrey Rodek	-	-	-	-	-	-
Robin Washington	135,000	6.70%	$ 34.91	1/24/12	$ 1,602,820	$ 3,636,251
Robert Gersten	30,000	1.49%	$ 28.27	6/30/11	$ 288,283	$ 653,969
Mark Cochran	18,000	0.89%	$ 28.27	6/30/11	$ 172,970	$ 392,381
Heidi Melin	105,000	5.21%	$ 28.27	6/30/11	$ 1,008,991	$ 2,288,890
Burton Goldfield	30,000	1.49%	$ 28.27	6/30/11	$ 288,283	$ 653,969

The following table describes for the Named Executive Officers the number and aggregate value of stock options exercised during fiscal 2006, and the number and aggregate value of unexercised options held by each of the named executive officers as of June 30, 2006:

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Godfrey Sullivan	240,000	$ 5,784,017	285,625	216,875	$ 2,528,469	$ 733,581
Jeffrey Rodek	61,500	$ 1,050,373	335,629	18,750	$ 2,850,561	$ 219,938
Robin Washington	-	-	-	135,000	-	-
Robert Gersten	61,248	$ 1,111,853	96,654	87,657	$ 577,984	$ 168,325
Mark Cochran	-	-	31,875	76,125	-	-
Heidi Melin	-	-	-	105,000	-	-
Burton Goldfield	63,000	$ 920,430	54,030	-	$ 233,895	-

(1) Based on the closing price of the Common Stock of the Company as reported on the Nasdaq Global Market at June 30, 2006, the last day of trading of the Company's Common Stock during fiscal year 2006, of $27.60 per share, less the exercise price payable for such shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since July 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which the Company is or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of the Common Stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation agreements and other arrangements which are described in the section of this proxy statement entitled "Employment Contracts and Change In Control Arrangements", and the indemnification agreements described in the following paragraph.

We have entered into indemnification agreements with our directors and executive officers containing provisions that may require us, among other things, to indemnify our directors and executive officers against various liabilities that may arise by virtue of their status or service as directors and executive officers, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

STOCKHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

If a stockholder wishes to include a proposal in the Company's proxy statement in connection with the 2007 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the proposal must be received by the Company not later than June 15, 2007, 120 days before the first anniversary date of the mailing date for the Company's proxy statement in connection with the 2006 Annual Meeting, in order to be included. Stockholder proposals that are intended to be presented at the 2007 Annual Meeting will be considered untimely if received after August 17, 2007, 90 days before the first anniversary date of the 2006 Annual Meeting. Stockholder proposals should be addressed to Hyperion Solutions Corporation, 5450 Great America Parkway, Santa Clara, California 95054, Attn: Investor Relations. Additional requirements relating to stockholder proposals are included in the Company's Bylaws.

ADDITIONAL INFORMATION

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to multiple shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process of "householding" potentially provides extra convenience for shareholders and cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker. The Company does not household proxy materials.

The Board knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Jeffrey R. Rodek
Executive Chairman

Santa Clara, California
October 18, 2006

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE VIA THE INTERNET OR TELEPHONE OR SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING. IF YOU DECIDE TO ATTEND THE ANNUAL MEETING AND WISH TO CHANGE YOUR PROXY VOTE, YOU MAY DO SO AUTOMATICALLY BY VOTING IN PERSON AT THE MEETING.

APPENDIX A

2004 EQUITY INCENTIVE PLAN
OF
HYPERION SOLUTIONS CORPORATION, AS AMENDED

1. Purpose of this Plan

The purpose of this 2004 Equity Incentive Plan is to enhance the long-term stockholder value of Hyperion Solutions Corporation, by offering opportunities to eligible individuals to participate in the growth in value of the equity of Hyperion Solutions Corporation.

2. Definitions and Rules of Interpretation

2.1 Definitions.

This Plan uses the following defined terms:

(a) ***"Administrator"*** means the Board or the Committee, or any officer or employee of the Company to whom the Board or the Committee delegates authority to administer this Plan.

(b) ***"Affiliate"*** means a "parent" or "subsidiary" (as each is defined in Section 424 of the Code) of the Company and any other entity that the Board or Committee designates as an "Affiliate" for purposes of this Plan.

(c) ***"Applicable Law"*** means any and all laws of whatever jurisdiction, within or without the United States, and the rules of any stock exchange or quotation system on which Shares are listed or quoted, applicable to the taking or refraining from taking of any action under this Plan, including the administration of this Plan and the issuance or transfer of Awards or Award Shares.

(d) ***"Award"*** means a Stock Award (e.g. restricted stock unit award), Cash Award, or Option granted in accordance with the terms of this Plan.

(e) ***"Award Agreement"*** means the document evidencing the grant of an Award.

(f) ***"Award Shares"*** means Shares covered by an outstanding Award or purchased under an Award.

(g) ***"Awardee"*** means: (i) a person to whom an Award has been granted, including a holder of a Substitute Award and (ii) a person to whom an Award has been transferred in accordance with all applicable requirements of Sections 6.5, 7(h), and 17.

(h) ***"Board"*** means the Board of Directors of the Company.

(i) ***"Brio Plan Shares"*** means the Shares, which were originally reserved for issuance under the Brio Software, Inc. 1998 Stock Option Plan and 1998 Directors' Stock Option Plan but that were not issued or subject to options as of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization dated July 23, 2002, among parties including the Company and Brio Software, Inc., on a post-converted basis under such agreement, and became available for issuance pursuant to the Former Plan.

(j) ***"Cash Award"*** means the right to receive cash as described in Section 8.3.

(k) ***"Change in Control"*** means any transaction or event that the Board specifies as a Change in Control under Section 10.4.

(l) ***"Code"*** means the Internal Revenue Code of 1986.

(m) ***"Committee"*** means a committee composed of Company Directors appointed in accordance with the Company's charter documents and Section 4.

(n) ***"Company"*** means Hyperion Solutions Corporation, a Delaware corporation.

(o) ***"Company Director"*** means a member of the Board.

Proxy

(p) ***"Consultant"*** means an individual who, or an employee of any entity that, provides bona fide services to the Company or an Affiliate not in connection with the offer or sale of securities in a capital-raising transaction, but who is not an Employee.

(q) ***"Director"*** means a member of the Board or a member of the board of directors of an Affiliate.

(r) ***"Divestiture"*** means any transaction or event that the Board specifies as a Divestiture under Section 10.5.

(s) ***"Domestic Relations Order"*** means a "domestic relations order" as defined in, and otherwise meeting the requirements of, Section 414(p) of the Code, except that reference to a "plan" in that definition shall be to this Plan.

(t) ***"Effective Date"*** means the later of the date on which this Plan is approved by the Company's stockholders and the date on which this Plan is approved by the Board.

(u) ***"Employee"*** means a regular employee of the Company or an Affiliate, including an Executive, officer or an individual who is also a Director, who is treated as an employee in the personnel records of the Company or an Affiliate, but not individuals who are classified by the Company or an Affiliate as: (i) leased from or otherwise employed by a third party, (ii) independent contractors, or (iii) intermittent or temporary workers. The Company's or an Affiliate's classification of an individual as an "Employee" (or as not an "Employee") for purposes of this Plan shall not be altered retroactively even if that classification is changed retroactively for another purpose as a result of an audit, litigation or otherwise. An Awardee shall not cease to be an Employee due to transfers between locations of the Company, or between the Company and an Affiliate, or to any successor to the Company or an Affiliate that assumes the Awardee's Options under Section 10. Neither service as a Director nor receipt of a director's fee shall be sufficient to make a Director an "Employee."

(v) ***"Exchange Act"*** means the Securities Exchange Act of 1934.

(w) ***"Executive"*** means, if the Company has any class of any equity security registered under Section 12 of the Exchange Act, an individual who is subject to Section 16 of the Exchange Act or who is a "covered employee" under Section 162(m) of the Code, in either case because of the individual's relationship with the Company or an Affiliate. If the Company does not have any class of any equity security registered under Section 12 of the Exchange Act, "Executive" means any (i) Director, (ii) officer elected or appointed by the Board, or (iii) beneficial owner of more than 10% of any class of the Company's equity securities.

(x) ***"Expiration Date"*** means, with respect to an Award, the date stated in the Award Agreement as the expiration date of the Award or, if no such date is stated in the Award Agreement, then the last day of the maximum exercise period for the Award, disregarding the effect of an Awardee's Termination or any other event that would shorten that period.

(y) ***"Fair Market Value"*** means the value of Shares as determined under Section 18.2.

(z) ***"Former Plan"*** means the Company's 1995 Stock Option/Stock Issuance Plan.

(aa) ***"Fundamental Transaction"*** means any transaction or event described in Section 10.3.

(bb) ***"Grant Date"*** means the date the Administrator approves the grant of an Award. However, if the Administrator specifies that an Award's Grant Date is a future date or the date on which a condition is satisfied, the Grant Date for such Award is that future date or the date that the condition is satisfied.

(cc) ***"Incentive Stock Option"*** means an Option intended to qualify as an incentive stock option under Section 422 of the Code and designated as an Incentive Stock Option in the Award Agreement for that Option.

(dd) ***"Nonstatutory Option"*** means any Option other than an Incentive Stock Option.

(ee) ***"Non-Employee Director"*** means any person who is a member of the Board but is not an Employee of the Company or any Affiliate of the Company and has not been an Employee of the Company or any Affiliate of the Company at any time during the preceding twelve months. Service as a Director does not in itself constitute employment for purposes of this definition.

(ff) ***"Objectively Determinable Performance Condition"*** shall mean a performance condition (i) that is established (A) at the time an Award is granted or (B) no later than the earlier of (1) 90 days after the beginning of the period of service to which it relates, or (2) before the elapse of 25% of the period of service to which it relates, (ii) that is uncertain of achievement at the time it is established, and (iii) the achievement of which is determinable by a third party with knowledge of the relevant facts. Examples of measures that may be used in Objectively Determinable Performance Conditions include net order dollars, net profit dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, and other financial objectives, objective customer satisfaction indicators and efficiency measures, each with respect to the Company and/or an Affiliate or individual business unit.

(gg) ***"Officer"*** means an officer of the Company as defined in Rule 16a-1 adopted under the Exchange Act.

(hh) ***"Option"*** means a right to purchase Shares of the Company granted under this Plan.

(ii) ***"Option Price"*** means the price payable under an Option for Shares, not including any amount payable in respect of withholding or other taxes.

(jj) ***"Option Shares"*** means Shares covered by an outstanding Option or purchased under an Option.

(kk) ***"Plan"*** means this 2004 Equity Incentive Plan of Hyperion Solutions Corporation, as amended.

(ll) ***"Purchase Price"*** means the price payable under a Stock Award for Shares, not including any amount payable in respect of withholding or other taxes.

(mm) ***"Rule 16b-3"*** means Rule 16b-3 adopted under Section 16(b) of the Exchange Act.

(nn) ***"Securities Act"*** means the Securities Act of 1933.

(oo) ***"Share"*** means a share of the common stock of the Company or other securities substituted for the common stock under Section 10.

(pp) ***"Stock Award"*** means an offer by the Company to sell shares subject to certain restrictions pursuant to the Award Agreement as described in Section 8.2 or, as determined by the Committee, a notional account representing the right to be paid an amount based on Shares.

(qq) ***"Substitute Award"*** means a Substitute Option or Substitute Stock Award granted in accordance with the terms of this Plan.

(rr) ***"Substitute Option"*** means an Option granted in substitution for, or upon the conversion of, an option granted by another entity to purchase equity securities in the granting entity.

(ss) ***"Substitute Stock Award"*** means a Stock Award granted in substitution for, or upon the conversion of, a stock award granted by another entity to purchase equity securities in the granting entity.

(tt) ***"Termination"*** means that the Awardee has ceased to be, with or without any cause or reason, an Employee, Director or Consultant. However, unless so determined by the Administrator, or otherwise provided in this Plan, "Termination" shall not include a change in status from an Employee, Consultant or Director to another such status. An event that causes an Affiliate to cease being an Affiliate shall be treated as the "Termination" of that Affiliate's Employees, Directors, and Consultants.

2.2 Rules of Interpretation. Any reference to a "Section," without more, is to a Section of this Plan. Captions and titles are used for convenience in this Plan and shall not, by themselves, determine the meaning of this Plan. Except when otherwise indicated by the context, the singular includes the plural and vice versa. Any reference to a statute is also a reference to the applicable rules and regulations adopted under that statute. Any reference to a statute, rule or regulation, or to a section of a statute, rule or regulation, is a reference to that statute, rule, regulation, or section as amended from time to time, both before and after the Effective Date and including any successor provisions.

3. Shares Subject to this Plan; Term of this Plan

3.1 Number of Award Shares. The maximum Shares issuable under this Plan shall only be those Shares available for grant under the Former Plan (including (a) Shares which were subject to previous awards under the Former Plan but which become available for subsequent grant under the terms of the Former Plan and (b) Brio Plan Shares) plus an additional 6,000,000 Shares. If any Shares subject to an Award are forfeited, canceled, exchanged or surrendered or if an Award otherwise terminates or expires without a distribution of Shares to the Awardee, the Shares with respect to such Award shall, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for Awards under the Plan subject to the above-noted maximum Shares issuable; provided that, to the extent required for the Plan to comply with Rule 16b-3 promulgated under the Exchange Act, in the case of forfeiture, cancellation, exchange or surrender of Shares with respect to a Stock Award, the number of Shares with respect to such Awards shall be not be available for Awards hereunder unless dividends paid on such Shares are also forfeited, canceled, exchanged or surrendered.

3.2 Source of Shares. Award Shares may be: (a) Shares that have never been issued, (b) Shares that have been issued but are no longer outstanding, or (c) Shares that are outstanding and are acquired to discharge the Company's obligation to deliver Award Shares.

3.3 Term of this Plan

(a) This Plan shall be effective on, and Awards may be granted under this Plan on and after the Effective Date.

(b) Subject to the provisions of Section 14, Awards may be granted under this Plan for a period of ten years from the earlier of the date on which the Board approves this Plan and the date the Company's stockholders approve this Plan. Accordingly, Awards may not be granted under this Plan after the ten-year anniversary of the earlier of those dates.

4. Administration

4.1 General.

(a) The Board shall have ultimate responsibility for administering this Plan. The Board may delegate certain of its responsibilities to a Committee, which shall consist of at least two members of the Board. The Board or the Committee may further delegate its responsibilities to any Employee of the Company or any Affiliate. Where this Plan specifies that an action is to be taken or a determination made by the Board, only the Board may take that action or make that determination. Where this Plan specifies that an action is to be taken or a determination made by the Committee, only the Committee may take that action or make that determination. Where this Plan references the "Administrator," the action may be taken or determination made by the Board, the Committee, or other Administrator. However, only a Committee comprised of independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules), may grant, and have ultimate responsibility for administering, Awards to Non-Employee Directors and only the Board or the Committee may approve grants of Awards to Executives, and an Administrator other than the Board or the Committee may grant Awards only within the guidelines established by the Board or Committee. Moreover, all actions and determinations by any Administrator are subject to the provisions of this Plan.

(b) So long as the Company has registered and outstanding a class of equity securities under Section 12 of the Exchange Act, the Committee shall consist of Company Directors who are "Non-Employee Directors" as defined in Rule 16b-3 and, after the expiration of any transition period permitted by Treasury Regulations Section 1.162-27(h)(3), who are "outside directors" as defined in Section 162(m) of the Code.

4.2 Authority of the Board or the Committee. Subject to the other provisions of this Plan, the Board or the Committee shall have the authority to:

(a) grant Awards, including Substitute Awards;

(b) determine the Fair Market Value of Shares;

(c) determine the Option Price and the Purchase Price of Awards;

(d) select the Awardees;

(e) determine the times Awards are granted;

(f) determine the number of Shares subject to each Award;

(g) determine the methods of payment that may be used to purchase Award Shares;

(h) determine the methods of payment that may be used to satisfy withholding tax obligations;

(i) determine the other terms of each Award, including but not limited to the time or times at which Awards may be exercised, whether and under what conditions an Award is assignable, and whether an Option is a Nonstatutory Option or an Incentive Stock Option;

(j) modify or amend any Award;

(k) authorize any person to sign any Award Agreement or other document related to this Plan on behalf of the Company;

(l) determine the form of any Award Agreement or other document related to this Plan, and whether that document, including signatures, may be in electronic form;

(m) interpret this Plan and any Award Agreement or document related to this Plan;

(n) correct any defect, remedy any omission, or reconcile any inconsistency in this Plan, any Award Agreement or any other document related to this Plan;

(o) adopt, amend, and revoke rules and regulations under this Plan, including rules and regulations relating to sub-plans and Plan addenda;

(p) adopt, amend, and revoke special rules and procedures which may be inconsistent with the terms of this Plan, set forth (if the Administrator so chooses) in sub-plans regarding (for example) the operation and administration of this Plan and the terms of Awards, if and to the extent necessary or useful to accommodate non-U.S. Applicable Laws and practices as they apply to Awards and Award Shares held by, or granted or issued to, persons working or resident outside of the United States or employed by Affiliates incorporated outside the United States;

(q) determine whether a transaction or event should be treated as a Change in Control, a Divestiture or neither;

(r) determine the effect of a Fundamental Transaction and, if the Board determines that a transaction or event should be treated as a Change in Control or a Divestiture, then the effect of that Change in Control or Divestiture; and

(s) make all other determinations the Administrator deems necessary or advisable for the administration of this Plan.

4.3 Scope of Discretion. Subject to the provisions of this Section 4.3, on all matters for which this Plan confers the authority, right or power on the Board, the Committee, or other Administrator to make decisions, that body may make those decisions in its sole and absolute discretion. Those decisions will be final, binding and conclusive. In making its decisions, the Board, Committee or other Administrator need not treat all persons eligible to receive Awards, all Awardees, all Awards or all Award Shares the same way. Notwithstanding anything herein to the contrary, and except as provided in Section 14.3, the discretion of the Board, Committee or other Administrator is subject to the specific provisions and specific limitations of this Plan, as well as all rights conferred on specific Awardees by Award Agreements and other agreements.

Proxy

5. **Persons Eligible to Receive Awards**

5.1 **Eligible Individuals.** Awards (including Substitute Awards) may be granted to, and only to, Employees, Directors and Consultants, including to prospective Employees, Directors and Consultants conditioned on the beginning of their service for the Company or an Affiliate. However, Incentive Stock Options may only be granted to Employees, as provided in Section 7(g).

5.2 **Section 162(m) Limitation.**

(a) **Options.** Subject to the provisions of this Section 5.2, for so long as the Company is a "publicly held corporation" within the meaning of Section 162(m) of the Code: (i) no Employee may be granted one or more Options within any fiscal year of the Company under this Plan to purchase more than 1,050,000 Shares under Options, subject to adjustment pursuant to Section 10 and (ii) Options may be granted to an Executive only by the Committee (and, notwithstanding anything to the contrary in Section 4.1(a), not by the Board). If an Option is cancelled, forfeited, exchanged, surrendered, terminated or otherwise expires without being exercised or if the Option Price of an Option is reduced, that cancelled, forfeited, exchanged, surrendered, terminated, expired or repriced Option shall continue to be counted against the limit on Awards that may be granted to any individual under this Section 5.2. Notwithstanding anything herein to the contrary, a new Employee of the Company or an Affiliate shall be eligible to receive up to a maximum of 1,800,000 Shares under Options in the calendar year in which they commence employment, subject to adjustment pursuant to Section 10.

(b) **Cash Awards and Stock Awards.** Any Cash Award or Stock Award intended as "qualified performance-based compensation" within the meaning of Section 162(m) of the Code must vest or become exercisable contingent on the achievement of one or more Objectively Determinable Performance Conditions. Subject to the limitations set forth in Section 5.2(a) with respect to Options and Section 8.2(a) with respect to Stock Awards, the Committee shall have the discretion to determine the time and manner of compliance with Section 162(m) of the Code. No Employee, Director or Consultant may be granted a Cash Award in excess of $5,000,000 in any fiscal year of the Company, subject to adjustment pursuant to Section 10.

6. **Terms and Conditions of Options**

The following rules apply to Options granted pursuant to this Section 6.

6.1 **Price.** No Incentive Stock Option or Nonstatutory Option may have an Option Price less than the Fair Market Value of the Shares on the Grant Date.

6.2 **Term.** No Option shall be exercisable after its Expiration Date. No Option may have an Expiration Date that is more than six years after its Grant Date. Additional provisions regarding the term of Incentive Stock Options are provided in Sections 7(a) and 7(e).

6.3 **Vesting.** Options shall be vested and exercisable in accordance with a schedule related to the Grant Date, the date the Optionee's directorship, employment or consultancy begins, or a different date specified in the Option Agreement provided, however, Options shall not vest or be exercisable within a six month period starting on the Grant Date.

6.4 **Form and Method of Payment.**

(a) The Board or Committee shall determine the acceptable form and method of payment for exercising an Option. So long as variable accounting pursuant to "APB 25" does not apply and the Board or Committee otherwise determines there is no material adverse accounting consequence at the time of exercise, the Board or Committee may require the delivery in Shares for the value of the net appreciation of the Shares at the time of exercise over the exercise price.

(b) Acceptable forms of payment for all Option Shares are cash, check or wire transfer, denominated in U.S. dollars except as specified by the Administrator for non-U.S. Employees or non-U.S. sub-plans.

(c) In addition, the Administrator may permit payment to be made by any of the following methods:

i. other Shares, or the designation of other Shares, which (A) are "mature" shares for purposes of avoiding variable accounting treatment under generally accepted accounting principles (generally mature shares are those that have been owned by the Optionee for more than six months on the date of surrender), and (B) have a Fair Market Value on the date of surrender equal to the Option Price of the Shares as to which the Option is being exercised;

ii. provided that a public market exists for the Shares, consideration received by the Company under a procedure under which a licensed broker-dealer advances funds on behalf of an Optionee or sells Option Shares on behalf of an Optionee (a "***Cashless Exercise Procedure***"), provided that if the Company extends or arranges for the extension of credit to an Optionee under any Cashless Exercise Procedure, no Officer or Director may participate in that Cashless Exercise Procedure;

iii. cancellation of any debt owed by the Company or any Affiliate to the Optionee by the Company including without limitation waiver of compensation due or accrued for services previously rendered to the Company; and

iv. any combination of the methods of payment permitted by any paragraph of this Section 6.4.

v. The Administrator may also permit any other form or method of payment for Option Shares permitted by Applicable Law.

6.5 Nonassignability of Options. Except as determined by the Administrator, no Option shall be assignable or otherwise transferable by the Optionee except by will or by the laws of descent and distribution. However, Options may be transferred and exercised in accordance with a Domestic Relations Order and may be exercised by a guardian or conservator appointed to act for the Optionee. Incentive Stock Options may only be assigned in compliance with Section 7(h).

6.6 Substitute Options. The Board may cause the Company to grant Substitute Options in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger, tender offer, or other similar transaction) or of all or a portion of the assets of any entity. Any such substitution shall be effective on the effective date of the acquisition. Substitute Options may be Nonstatutory Options or Incentive Stock Options. Unless and to the extent specified otherwise by the Board, Substitute Options shall have the same terms and conditions as the options they replace, except that (subject to the provisions of Section 10) Substitute Options shall be Options to purchase Shares rather than equity securities of the granting entity and shall have an Option Price determined by the Board.

6.7 Repricings. Options may not be repriced, replaced or regranted through cancellation or modification without stockholder approval.

7. Incentive Stock Options

The following rules apply only to Incentive Stock Options and only to the extent these rules are more restrictive than the rules that would otherwise apply under this Plan. With the consent of the Optionee, or where this Plan provides that an action may be taken notwithstanding any other provision of this Plan, the Administrator may deviate from the requirements of this Section, notwithstanding that any Incentive Stock Option modified by the Administrator will thereafter be treated as a Nonstatutory Option.

(a) The Expiration Date of an Incentive Stock Option shall not be later than six years from its Grant Date, with the result that no Incentive Stock Option may be exercised after the expiration of six years from its Grant Date.

(b) No Incentive Stock Option may be granted more than ten years from the date this Plan was approved by the Board.

(c) Options intended to be incentive stock options under Section 422 of the Code that are granted to any single Optionee under all incentive stock option plans of the Company and its Affiliates, including incentive stock options granted under this Plan, may not vest at a rate of more than $100,000 in Fair Market Value of stock (measured on the grant dates of the options) during any calendar year. For this purpose, an option vests with respect to a given share of stock the first time its holder may purchase that share, notwithstanding any right of the Company to repurchase that share. Unless the administrator of that option plan specifies otherwise in the related agreement governing the option, this vesting limitation shall be applied by, to the extent necessary to satisfy this $100,000 rule, treating certain stock options that were intended to be incentive stock options under Section 422 of the Code as Nonstatutory Options. The stock options or portions of stock options to be reclassified as Nonstatutory Options are those with the highest option prices, whether granted under this Plan or any other equity compensation plan of the Company or any Affiliate that permits that treatment. This Section 7(c) shall not cause an Incentive Stock Option to vest before its original vesting date or cause an Incentive Stock Option that has already vested to cease to be vested.

(d) In order for an Incentive Stock Option to be exercised for any form of payment other than those described in Section 6.4(b), that right must be stated at the time of grant in the Option Agreement relating to that Incentive Stock Option.

(e) Any Incentive Stock Option granted to a Ten Percent Stockholder, must have an Expiration Date that is not later than five years from its Grant Date, with the result that no such Option may be exercised after the expiration of five years from the Grant Date. A "***Ten Percent Stockholder***" is any person who, directly or by attribution under Section 424(d) of the Code, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Company or of any Affiliate on the Grant Date.

(f) The Option Price of an Incentive Stock Option shall never be less than the Fair Market Value of the Shares at the Grant Date. The Option Price for the Shares covered by an Incentive Stock Option granted to a Ten Percent Stockholder shall never be less than 110% of the Fair Market Value of the Shares at the Grant Date.

(g) Incentive Stock Options may be granted only to Employees. If an Optionee changes status from an Employee to a Consultant, that Optionee's Incentive Stock Options become Nonstatutory Options if not exercised within the time period described in Section 7(i) (determined by treating that change in status as a Termination solely for purposes of this Section 7(g)).

(h) No rights under an Incentive Stock Option may be transferred by the Optionee, other than by will or the laws of descent and distribution. During the life of the Optionee, an Incentive Stock Option may be exercised only by the Optionee. The Company's compliance with a Domestic Relations Order, or the exercise of an Incentive Stock Option by a guardian or conservator appointed to act for the Optionee, shall not violate this Section 7(h).

(i) An Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, the three-month period beginning with the Optionee's Termination for any reason other than the Optionee's death or disability (as defined in Section 22(e) of the Code). In the case of Termination due to disability, an Incentive Stock Option shall be treated as a Nonstatutory Option if it remains exercisable after, and is not exercised within, one year after the Optionee's Termination. In the case of Termination due to death, an Incentive Stock Option shall continue to be treated as an Incentive Stock Option while it remains exercisable.

(j) An Incentive Stock Option may only be modified by the Board.

8. Stock Awards and Cash Awards

8.1 Reserved.

8.2 Stock Awards. The following rules apply to all Stock Awards:

(a) ***General.*** Total Stock Awards shall not exceed 4,365,000 Shares plus such restricted stock awards which do not vest and are repurchased by the Company pursuant to the Former Plan. No Employee, Director or Consultant may be granted one or more Stock Awards in any fiscal year of the Company under the Plan in excess of 500,000 Shares, subject to adjustment pursuant to Section 10. The specific terms and conditions of a Stock Award applicable to the Awardee shall be provided for in the Award Agreement; provided, however, that Shares subject to a Stock Award granted after November 16, 2005 shall vest over a period of at least as long as one of the following vesting periods, as applicable, or such greater vesting period as may otherwise be set forth in an Award Agreement: 1) for Shares that vest based upon an Awardee's continued service with the Company or Affiliate, a minimum of three (3) years from the date of grant, or 2) for Shares that vest based upon the satisfaction of Objectively Determinable Performance Conditions, a minimum of one (1) year from the date of grant; provided that, in each case, vesting may begin immediately upon the Grant Date. The Award Agreement shall state the number of Shares that the Awardee shall be entitled to receive or purchase, the terms and conditions on which the Shares shall vest, the price to be paid, whether Shares are to be delivered at the time of grant or at some deferred date specified in the Award Agreement (e.g. a restricted stock unit award agreement), whether the Award is payable solely in Shares, cash or either and, if applicable, the time within which the Awardee must accept such offer. The offer shall be accepted by execution of the Award Agreement. The Administrator may require that all Shares subject to a right of repurchase or risk of forfeiture be held in escrow until such repurchase right or risk of forfeiture lapses. Subject to Section 5.2(b), the grant or vesting of a Stock Award may be made contingent on the achievement of Objectively Determinable Performance Conditions. Acceleration of vesting of any Stock Award shall not be permitted by the Administrator except as otherwise provided under Section 10 or Section 11, as may be applicable.

(b) ***Right of Repurchase.*** If so provided in the Award Agreement and subject to Section 16.2, Award Shares acquired pursuant to a Stock Award may be subject to repurchase by the Company or an Affiliate if not vested in accordance with the Award Agreement.

(c) ***Form of Payment.*** The Administrator shall determine the acceptable form and method of payment for exercising a Stock Award. Acceptable forms of payment for all Award Shares are cash, check or wire transfer, denominated in U.S. dollars except as specified by the Administrator for non-U.S. sub-plans. In addition, the Administrator may permit payment to be made by any of the methods permitted with respect to the exercise of Options pursuant to Section 6.4.

(d) ***Nonassignability of Stock Awards.*** Except as determined by the Administrator, no Stock Award shall be assignable or otherwise transferable by the Awardee except by will or by the laws of descent and distribution. Notwithstanding anything to the contrary herein, Stock Awards may be transferred and exercised in accordance with a Domestic Relations Order.

(e) ***Substitute Stock Award.*** The Board may cause the Company to grant Substitute Stock Awards in connection with the acquisition by the Company or an Affiliate of equity securities of any entity (including by merger) or all or a portion of the assets of any entity. Unless and to the extent specified otherwise by the Board, Substitute Stock Awards shall have the same terms and conditions as the stock awards they replace, except that (subject to the provisions of Section 10) Substitute Stock Awards shall be Stock Awards to purchase Shares rather than equity securities of the granting entity and shall have a Purchase Price that, as determined by the Board in its sole and absolute discretion, properly reflects the substitution. Any such Substituted Stock Award shall be effective on the effective date of the acquisition.

8.3 Cash Awards. The following rules apply to all Cash Awards:

Cash Awards may be granted either alone, in addition to, or in tandem with other Awards granted under this Plan. After the Administrator determines that it will offer a Cash Award, it shall advise the Awardee, by means of an Award Agreement, of the terms, conditions and restrictions related to the Cash Award. Subject to Section 5.2(b), the grant or vesting of any Cash Award may be made contingent on the achievement of Objectively Determinable Performance Conditions.

9. Exercise of Awards

9.1 In General. An Award shall be exercisable in accordance with this Plan and the Award Agreement under which it is granted.

9.2 Time of Exercise. Options and Stock Awards shall be considered exercised when the Company receives: (a) written notice of exercise from the person entitled to exercise the Option or Stock Award,

(b) full payment, or provision for payment, in a form and method approved by the Administrator, for the Shares for which the Option or Stock Award is being exercised, and (c) with respect to Nonstatutory Options, payment, or provision for payment, in a form approved by the Administrator, of all applicable withholding taxes due upon exercise. An Award may not be exercised for a fraction of a Share.

9.3 Issuance of Award Shares. The Company shall issue Award Shares in the name of the person properly exercising the Award. If the Awardee is that person and so requests, the Award Shares shall be issued in the name of the Awardee and the Awardee's spouse. The Company shall endeavor to issue Award Shares promptly after an Award is exercised or after the Grant Date of a Stock Award, as applicable. Until Award Shares are actually issued, as evidenced by the appropriate entry on the stock register of the Company or its transfer agent, the Awardee will not have the rights of a stockholder with respect to those Award Shares, even though the Awardee has completed all the steps necessary to exercise the Award. No adjustment shall be made for any dividend, distribution, or other right for which the record date precedes the date the Award Shares are issued, except as provided in Section 10.

9.4 Termination.

(a) ***In General.*** Except as provided in an Award Agreement or in writing by the Administrator, including in an Award Agreement, and as otherwise provided in Sections 9.4(b), (c), (d) and (e) after an Awardee's Termination, the Awardee's Awards shall be exercisable to the extent (but only to the extent) they are vested on the date of that Termination and only during the three months after the Termination, but in no event after the Expiration Date. To the extent the Awardee does not exercise an Award within the time specified for exercise, the Award shall automatically terminate. Unless waived by the Company's Human Resources department (which determination may be made on a case by case basis without any requirement to consider whether or not this provision was waived in any previous case whether similar or not, except that the Company's Human Resources department may not exercise such discretion with respect to a person who is or within six months of his termination was a reporting person for purposes of Section 16 of the Exchange Act), in the event the Awardee is terminated by the Company for Cause, any vested Options which are unexercised as of the date of Awardee's Termination shall expire and become unexercisable thereafter. In the case of persons subject to Section 16 of the Exchange Act, such waiver must be made by the Board or Committee if so required under the rules of the Exchange Act. For purposes of this Section 9.4, Cause shall mean the commission of any act of fraud, embezzlement or dishonesty by the Awardee, any unauthorized use or disclosure by such person of confidential information or trade secrets of the Company, or any other intentional misconduct by such person adversely affecting the business or affairs of the Company in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Company may consider as grounds for the dismissal or discharge of any Awardee or other person in the service of the Company.

(b) ***Leaves of Absence.*** Unless otherwise provided in the Award Agreement, no Award may be exercised more than three months after the beginning of a leave of absence, other than a personal or medical leave approved by an authorized representative of the Company with employment guaranteed upon return. Awards shall not continue to vest during a leave of absence, unless otherwise determined by the Administrator with respect to an approved personal or medical leave with employment guaranteed upon return.

(c) ***Death or Disability.*** Unless otherwise provided by the Administrator, if an Awardee's Termination is due to death or disability (as determined by the Administrator with respect to all Awards other than Incentive Stock Options and as defined by Section 22(e) of the Code with respect to Incentive Stock Options), all Awards of that Awardee to the extent exercisable at the date of that Termination may be exercised for one year after that Termination, but in no event after the Expiration Date. In the case of Termination due to death, an Award may be exercised as provided in Section 17. In the case of Termination due to disability, if a guardian or conservator has been appointed to act for the Awardee and been granted this authority as part of that appointment, that guardian or conservator may exercise the Award on behalf of the Awardee. Death or disability occurring after an Awardee's Termination shall not cause the Termination to be treated as having occurred due to death or disability. To the extent an Award is not so exercised within the time specified for its exercise, the Award shall automatically terminate.

(d) ***Divestiture.*** If an Awardee's Termination is due to a Divestiture, the Board may take any one or more of the actions described in Section 10.3 or 10.4 with respect to the Awardee's Awards.

(e) ***Administrator Discretion.*** Notwithstanding the provisions of Section 9.4 (a)-(e), the Plan Administrator shall have complete discretion, exercisable either at the time an Award is granted or at any time while the Award remains outstanding, to:

i. Extend the period of time for which the Award is to remain exercisable following the Awardee's Termination, from the limited exercise period otherwise in effect for that Award to such greater period of time as the Administrator shall deem appropriate, but in no event beyond the Expiration Date; and/or

ii. Permit the Award to be exercised during the applicable post-Termination exercise period, not only with respect to the number of vested Shares for which such Award may be exercisable at the time of the Awardee's Termination but also with respect to one or more additional installments in which the Awardee would have vested had the Awardee not been subject to Termination.

(f) ***Consulting or Employment Relationship.*** Nothing in this Plan or in any Award Agreement, and no Award or the fact that Award Shares remain subject to repurchase rights, shall: (A) interfere with or limit the right of the Company or any Affiliate to terminate the employment or consultancy of any Awardee at any time, whether with or without cause or reason, and with or without the payment of severance or any other compensation or payment, or (B) interfere with the application of any provision in any of the Company's or any Affiliate's charter documents or Applicable Law relating to the election, appointment, term of office, or removal of a Director.

10. Certain Transactions and Events

10.1 In General.

Except as provided in this Plan, no change in the capital structure of the Company, merger, sale or other disposition of assets or a subsidiary, change in control, issuance by the Company of shares of any class of securities or securities convertible into shares of any class of securities, exchange or conversion of securities, or other transaction or event shall require or be the occasion for any adjustments of the type described in this Section 10.

10.2 Mandatory Anti-Dilution Adjustment for Changes in Capital Structure. In the event of any change to the securities of the Company subject to the Plan, or subject to any Award, without the receipt of consideration by the Company, including any merger, consolidation, reorganization, stock split, reverse stock split, recapitalization, reincorporation, exchange, combination or reclassification of stock, stock dividend, spin-off, extraordinary cash or other property dividend, liquidating dividend, or any other similar change to the capital structure of the Company not involving the receipt of consideration by the Company, all appropriate antidilution adjustments shall be made to: (a) the number and type of Awards that may be granted under this Plan, (b) the number and type of Options that may be granted to any individual under this Plan, (c) the Purchase Price of any Stock Award, (d) the Option Price and number and class of securities issuable under each outstanding Option, and (e) the repurchase price of any securities substituted for Award Shares that are subject to repurchase rights. For purposes of this Section 10.2, a Fundamental Transaction or Change in Control or conversion of any convertible securities of the Company shall not be treated as a transaction "without the receipt of consideration" by the Company.

10.3 Fundamental Transactions. Except for grants to Non-Employee Directors pursuant to Section 11 herein, in the event of (a) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption shall be binding on all

Participants), (b) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (c) the sale of all or substantially all of the assets of the Company, or (d) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction (each, a ***"Fundamental Transaction"***), any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement shall be binding on all participants under this Plan. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares held by the participants, substantially similar shares or other property subject to repurchase restrictions no less favorable to the participant. In the event such successor corporation (if any) does not assume or substitute Awards, as provided above, pursuant to a transaction described in this Subsection 10.3, the vesting with respect to such Awards shall fully and immediately accelerate or the repurchase rights of the Company shall fully and immediately terminate, as the case may be, so that the Awards may be exercised or the repurchase rights shall terminate before, or otherwise in connection with the closing or completion of the Fundamental Transaction or event, but then terminate. Notwithstanding anything in this Plan to the contrary, the Committee may, in its sole discretion, provide that the vesting of any or all Award Shares subject to vesting or right of repurchase shall accelerate or lapse, as the case may be, upon a transaction described in this Section 10.3. If the Committee exercises such discretion with respect to Options, such Options shall become exercisable in full prior to the consummation of such event at such time and on such conditions as the Committee determines, and if such Options are not exercised prior to the consummation of the Fundamental Transaction, they shall terminate at such time as determined by the Committee. Subject to any greater rights granted to participants under the foregoing provisions of this Section 10.3, in the event of the occurrence of any Fundamental Transaction, any outstanding Awards shall be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

10.4 Changes of Control. The Board may also, but need not, specify that other transactions or events constitute a ***"Change in Control"***. The Board may do that either before or after the transaction or event occurs. Examples of transactions or events that the Board may treat as Changes of Control are: (a) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Exchange Act, acquires securities holding 30% or more of the total combined voting power or value of the Company, or (b) as a result of or in connection with a contested election of Company Directors, the persons who were Company Directors immediately before the election cease to constitute a majority of the Board. In connection with a Change in Control, notwithstanding any other provision of this Plan, the Board may, but need not, take any one or more of the actions described in Section 10.3. In addition, the Board may extend the date for the exercise of Awards (but not beyond their original Expiration Date). The Board need not adopt the same rules for each Award or each Awardee. Notwithstanding anything in this Plan to the contrary, in the event of an involuntary Termination of services for any reason other than death, disability or Cause, within 18 months following the consummation of a Fundamental Transaction or Change in Control, any Awards, assumed or substituted in a Fundamental Transaction or Change in Control, which are subject to vesting conditions and/or the right of repurchase in favor of the Company or a successor entity, shall accelerate fully so that such Award Shares are immediately exercisable upon Termination or, if subject to the right of repurchase in favor of the Company, such repurchase rights shall lapse as of the date of Termination. Such Awards shall be exercisable for a period of one (1) year following termination, but in no event after the Expiration Date.

10.5 Divestiture. If the Company or an Affiliate sells or otherwise transfers equity securities of an Affiliate to a person or entity other than the Company or an Affiliate, or leases, exchanges or transfers all or any portion of its assets to such a person or entity, then the Board may specify that such transaction or event constitutes a ***"Divestiture"***. In connection with a Divestiture, notwithstanding any other provision of this Plan, the Board may, but need not, take one or more of the actions described in Section 10.3 or 10.4 with respect to Awards or Award Shares held by, for example, Employees, Directors or Consultants for whom that transaction or event results in a Termination. The Board need not adopt the same rules for each Award or Awardee.

10.6 Dissolution. If the Company adopts a plan of dissolution, the Board may cause Awards to be fully vested and exercisable (but not after their Expiration Date) before the dissolution is completed but contingent on its completion and may cause the Company's repurchase rights on Award Shares to lapse upon completion of the dissolution. The Board need not adopt the same rules for each Award or each Awardee. Notwithstanding anything herein to the contrary, in the event of a dissolution of the Company, to the extent not exercised before the earlier of the completion of the dissolution or their Expiration Date, Awards shall terminate immediately prior to the dissolution.

10.7 Cut-Back to Preserve Benefits. If the Administrator determines that the net after-tax amount to be realized by any Awardee, taking into account any accelerated vesting, termination of repurchase rights, or cash payments to that Awardee in connection with any transaction or event set forth in this Section 10 would be greater if one or more of those steps were not taken or payments were not made with respect to that Awardee's Awards or Award Shares, then, at the election of the Awardee, to such extent, one or more of those steps shall not be taken and payments shall not be made.

11. Non-Employee Director Awards

11.1 Non-Employee Director Awards.

(a) **General.** Awards may be granted by the Committee pursuant to this Section 11.1 to: (i) each Non-Employee Director who is first elected or appointed to the Board at any time after the Effective Date, and (ii) commencing in 2004, on the date of each annual meeting of stockholders, each individual who is to continue serving as a Non-Employee Director, provided, however, that such individual has served as a Non-Employee Director for at least six (6) months. Subject to this Section 11.1, the Committee shall determine the terms of each such Award, including, without limitation, the type of Award, the number of Shares subject to such Award, the Option Price (but not below the Fair Market Value at the date of grant if the Award is an Option), of any such Awards, the term of the Award (which shall not exceed six years) and the time or times at which any such Awards may be exercised.

(b) **Termination of Service.** Except as otherwise provided in Section 11.3, after Awardee ceases to serve as a Non-Employee Director, Employee or Consultant (the ***"Cessation Date"***) Awards granted pursuant to Section 11.1 held by the Awardee on the Cessation Date shall be exercisable to the extent (but only to the extent) they are vested on the Cessation Date and only during the twelve months after such Cessation Date, but in no event after the Expiration Date. To the extent the Awardee does not exercise an Award within the twelve months after the Cessation Date, the Award shall automatically terminate. In the case of a cessation of service due to death, an Award may be exercised as provided in Section 17. In the case of a cessation of service due to disability, if a guardian or conservator has been appointed to act for the Awardee and been granted this authority as part of that appointment, that guardian or conservator may exercise the Award on behalf of the Awardee. Death or disability occurring after an Awardee's cessation of service shall not cause the cessation of service to be treated as having occurred due to death or disability.

(c) **Board Discretion.** The Awards under this Section 11.1 are not intended as the exclusive Awards that may be made to Non-Employee Directors under this Plan. Subject to Section 8.2(a), the Committee may, in its discretion, amend the Plan with respect to the terms of the Awards herein, may add or substitute other Awards or may temporarily or permanently suspend Awards hereunder, all without approval of the Company's stockholders.

11.2 Reserved.

11.3 Certain Transactions and Events.

(a) In the event of a Fundamental Transaction while the Awardee remains a Non-Employee Director, the Shares at the time subject to each outstanding Award held by such Awardee pursuant to Section 11, but not otherwise vested, shall automatically vest in full so that each such Award

Proxy

shall, immediately prior to the effective date of the Fundamental Transaction, become exercisable for all the Shares as fully vested Shares and may be exercised for any or all of those vested Shares and all repurchase rights of the Company shall fully and immediately terminate. Immediately following the consummation of the Fundamental Transaction, each Option shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or Affiliate thereof).

(b) In the event of a Change in Control while the Awardee remains a Non-Employee Director, the Shares at the time subject to each outstanding Award held by such Awardee pursuant to Section 11, but not otherwise vested, shall automatically vest in full so that each such Award shall, immediately prior to the effective date of the Change in Control, become exercisable for all the Shares as fully vested Shares and may be exercised for any or all of those vested Shares and all repurchase rights of the Company shall fully and immediately terminate. Each Option shall remain exercisable for such fully vested Shares until the expiration or sooner termination of the Option term in connection with a Change in Control.

(c) Each Award which is assumed in connection with a Fundamental Transaction shall be appropriately adjusted, immediately after such Fundamental Transaction, to apply to the number and class of securities which would have been issuable to the Awardee in consummation of such Fundamental Transaction had the Award been exercised and all repurchase rights lapsed immediately prior to such Fundamental Transaction. Appropriate adjustments shall also be made to the Option Price payable per share under each outstanding Option, provided the aggregate Option Price payable for such securities shall remain the same. To the extent the actual holders of the Company's outstanding Common Stock receive cash consideration for their Common Stock in consummation of the Fundamental Transaction, the successor corporation may, in connection with the assumption of the outstanding Options granted pursuant to Section 11, substitute one or more shares of its own common stock with a fair market value equivalent to the cash consideration paid per share of Common Stock in such Fundamental Transaction.

(d) The grant of Awards pursuant to Section 11 shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

(e) The remaining terms of each Award granted pursuant to Section 11 shall, as applicable, be the same as terms in effect for Awards granted under this Plan. Notwithstanding the foregoing, the provisions of Section 9.4 and Section 10 shall not apply to Awards granted pursuant to Section 11 except with respect to the application of the defined terms contained therein.

11.4 Limited Transferability of Options. Each Award granted pursuant to Section 11 may be assigned in whole or in part during the Awardee's lifetime to one or more members of the Awardee's family or to a trust established exclusively for one or more of such family members or to an entity in which the Awardee is majority owner or to the Awardee 's former spouse, to the extent such assignment is in connection with the Awardee 's estate or financial plan or pursuant to a Domestic Relations Order. The assigned portion may only be exercised by the person or persons who acquire a proprietary interest in the Award pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the Award immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Administrator may deem appropriate. The Awardee may also designate one or more persons as the beneficiary or beneficiaries of his or her outstanding Awards under Section 11, and those Awards shall, in accordance with such designation, automatically be transferred to such beneficiary or beneficiaries upon the Awardee 's death while holding those Awards. Such beneficiary or beneficiaries shall take the transferred Awards subject to all the terms and conditions of the applicable Award Agreement evidencing each such transferred Award, including (without limitation) the limited time period during which an Option may be exercised following the Awardee 's death.

12. Withholding and Tax Reporting

12.1 Tax Withholding Alternatives.

(a) ***General.*** Whenever Award Shares are issued or become free of restrictions, the Company may require the Awardee to remit to the Company an amount sufficient to satisfy any applicable tax withholding requirement, whether the related tax is imposed on the Awardee or the Company. The Company shall have no obligation to deliver Award Shares or release Award Shares from an escrow or permit a transfer of Award Shares until the Awardee has satisfied those tax withholding obligations. Whenever payment in satisfaction of Awards is made in cash, the payment will be reduced by an amount sufficient to satisfy all tax withholding requirements.

(b) ***Method of Payment.*** The Awardee shall pay any required withholding using the forms of consideration described in Section 6.4(b), except that, in the discretion of the Administrator, the Company may also permit the Awardee to use any of the forms of payment described in Section 6.4(c). The Administrator, in its sole discretion, may also permit Award Shares to be withheld to pay required withholding. If the Administrator permits Award Shares to be withheld, the Fair Market Value of the Award Shares withheld, as determined as of the date of withholding, shall not exceed the amount determined by the applicable minimum statutory withholding rates.

12.2 Reporting of Dispositions. Any holder of Option Shares acquired under an Incentive Stock Option shall promptly notify the Administrator, following such procedures as the Administrator may require, of the sale or other disposition of any of those Option Shares if the disposition occurs during: (a) the longer of two years after the Grant Date of the Incentive Stock Option and one year after the date the Incentive Stock Option was exercised, or (b) such other period as the Administrator has established.

13. Compliance with Law

The grant of Awards and the issuance and subsequent transfer of Award Shares shall be subject to compliance with all Applicable Law, including all applicable securities laws. Awards may not be exercised, and Award Shares may not be transferred, in violation of Applicable Law. Thus, for example, Awards may not be exercised unless: (a) a registration statement under the Securities Act is then in effect with respect to the related Award Shares, or (b) in the opinion of legal counsel to the Company, those Award Shares may be issued in accordance with an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. The failure or inability of the Company to obtain from any regulatory body the authority considered by the Company's legal counsel to be necessary or useful for the lawful issuance of any Award Shares or their subsequent transfer shall relieve the Company of any liability for failing to issue those Award Shares or permitting their transfer. As a condition to the exercise of any Award or the transfer of any Award Shares, the Company may require the Awardee to satisfy any requirements or qualifications that may be necessary or appropriate to comply with or evidence compliance with any Applicable Law.

14. Amendment or Termination of this Plan or Outstanding Awards

14.1 Amendment and Termination. The Board may at any time amend, suspend, or terminate this Plan.

14.2 Stockholder Approval. The Company shall obtain the approval of the Company's stockholders with respect to any Plan amendment that purports to increase the number of Shares available for issuance under the Plan except as otherwise provided under Section 3.1 or Section 10.2. Stockholder approval shall also be sought where necessary or desirable to comply with any Applicable Law or with the requirements applicable to the grant of Awards intended to be Incentive Stock Options. The Board may also, but need not, require that the Company's stockholders approve any other amendments to this Plan.

14.3 Effect. No amendment, suspension, or termination of this Plan, and no modification of any Award even in the absence of an amendment, suspension, or termination of this Plan, shall impair any existing contractual rights of any Awardee unless the affected Awardee consents to the amendment, suspension, termination, or modification. Notwithstanding anything herein to the contrary, no such consent shall be required if the Board determines, in its sole and absolute discretion, that the amendment, suspension, termination, or modification: (a) is required or advisable in order for the Company, this Plan or the Award to satisfy Applicable Law, to meet the requirements of any accounting standard or to avoid any adverse accounting treatment, or (b) in connection with any transaction or event described in Section 10, is in the best interests of the Company or its stockholders. The Board may, but need not, take the tax or accounting consequences to affected Awardees into consideration in acting under the preceding sentence. Those decisions shall be final, binding and conclusive. Termination of this Plan shall not affect the Administrator's ability to exercise the powers granted to it under this Plan with respect to Awards granted before the termination of Award Shares issued under such Awards even if those Award Shares are issued after the termination.

15. Reserved Rights

15.1 Nonexclusivity of this Plan. This Plan shall not limit the power of the Company or any Affiliate to adopt other incentive arrangements including, for example, the grant or issuance of stock options, stock, or other equity-based rights under other plans.

15.2 Unfunded Plan. This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees, any such accounts will be used merely as a convenience. The Company shall not be required to segregate any assets on account of this Plan, the grant of Awards, or the issuance of Award Shares. The Company and the Administrator shall not be deemed to be a trustee of stock or cash to be awarded under this Plan. Any obligations of the Company to any Awardee shall be based solely upon contracts entered into under this Plan, such as Award Agreements. No such obligations shall be deemed to be secured by any pledge or other encumbrance on any assets of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any such obligations.

16. Special Arrangements Regarding Award Shares

16.1 Escrow of Stock Certificates. To enforce any restrictions on Award Shares, the Administrator may require their holder to deposit the certificates representing Award Shares, with stock powers or other transfer instruments approved by the Administrator endorsed in blank, with the Company or an agent of the Company to hold in escrow until the restrictions have lapsed or terminated. The Administrator may also cause a legend or legends referencing the restrictions to be placed on the certificates.

16.2 Repurchase Rights.

(a) ***General.*** If a Stock Award is subject to vesting conditions, the Company shall have the right, during the seven months after the Awardee's Termination, to repurchase any or all of the Award Shares that were unvested as of the date of that Termination. The repurchase price shall be determined by the Administrator in accordance with this Section 16.2 which shall be either (i) the Purchase Price for the Award Shares (minus the amount of any cash dividends paid or payable with respect to the Award Shares for which the record date precedes the repurchase) or (ii) the lower of (A) the Purchase Price for the Shares or (B) the Fair Market Value of those Award Shares as of the date of the Termination. The repurchase price shall be paid in cash. The Company may assign this right of repurchase.

(b) ***Procedure.*** The Company or its assignee may choose to give the Awardee a written notice of exercise of its repurchase rights under this Section 16.2. However, the Company's failure to give such a notice shall not affect its rights to repurchase Award Shares. The Company must, however, tender the repurchase price during the period specified in this Section 16.2 for exercising its repurchase rights in order to exercise such rights.

17. Beneficiaries

An Awardee may file a written designation of one or more beneficiaries who are to receive the Awardee's rights under the Awardee's Awards after the Awardee's death. An Awardee may change such a designation at any time by written notice. If an Awardee designates a beneficiary, the beneficiary may exercise the Awardee's Awards after the Awardee's death. If an Awardee dies when the Awardee has no living beneficiary designated under this Plan, the Company shall allow the executor or administrator of the Awardee's estate to exercise the

Award or, if there is none, the person entitled to exercise the Option under the Awardee's will or the laws of descent and distribution. In any case, no Award may be exercised after its Expiration Date.

18. Miscellaneous

18.1 Governing Law. This Plan, the Award Agreements and all other agreements entered into under this Plan, and all actions taken under this Plan or in connection with Awards or Award Shares, shall be governed by the laws of the State of Delaware.

18.2 Determination of Value. Fair Market Value shall be determined as follows:

(a) ***Listed Stock.*** If the Shares are traded on any established stock exchange or quoted on a national market system, Fair Market Value shall be the closing sales price for the Shares as quoted on that stock exchange or system for the date the value is to be determined (the "***Value Date***") as reported in *The Wall Street Journal* or a similar publication. If no sales are reported as having occurred on the Value Date, Fair Market Value shall be that closing sales price for the last preceding trading day on which sales of Shares are reported as having occurred. If no sales are reported as having occurred during the five trading days before the Value Date, Fair Market Value shall be the closing bid for Shares on the Value Date. If Shares are listed on multiple exchanges or systems, Fair Market Value shall be based on sales or bid prices on the primary exchange or system on which Shares are traded or quoted.

(b) ***Stock Quoted by Securities Dealer.*** If Shares are regularly quoted by a recognized securities dealer but selling prices are not reported on any established stock exchange or quoted on a national market system, Fair Market Value shall be the mean between the high bid and low asked prices on the Value Date. If no prices are quoted for the Value Date, Fair Market Value shall be the mean between the high bid and low asked prices on the last preceding trading day on which any bid and asked prices were quoted.

(c) ***No Established Market.*** If Shares are not traded on any established stock exchange or quoted on a national market system and are not quoted by a recognized securities dealer, the Administrator (following guidelines established by the Board or Committee) will determine Fair Market Value in good faith. The Administrator will consider the following factors, and any others it considers significant, in determining Fair Market Value: (i) the price at which other securities of the Company have been issued to purchasers other than Employees, Directors, or Consultants, (ii) the Company's stockholders' equity, prospective earning power, dividend-paying capacity, and non-operating assets, if any, and (iii) any other relevant factors, including the economic outlook for the Company and the Company's industry, the Company's position in that industry, the Company's goodwill and other intellectual property, and the values of securities of other businesses in the same industry.

18.3 Reservation of Shares. During the term of this Plan, the Company shall at all times reserve and keep available such number of Shares as are still issuable under this Plan.

18.4 Electronic Communications. Any Award Agreement, notice of exercise of an Award, or other document required or permitted by this Plan may be delivered in writing or, to the extent determined by the Administrator, electronically. Signatures may also be electronic if permitted by the Administrator.

18.5 Notices. Unless the Administrator specifies otherwise, any notice to the Company under any Option Agreement or with respect to any Awards or Award Shares shall be in writing (or, if so authorized by Section 18.4, communicated electronically), shall be addressed to the Secretary of the Company, and shall only be effective when received by the Secretary of the Company.

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 000-26934

Hyperion Solutions Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0277772 (I.R.S. Employer Identification No.)
5450 Great America Parkway, Santa Clara, California (Address of principal executive offices)	**95054** (zip code)

Registrant's telephone number, including area code: (408) 744-9500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates on December 31, 2005, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $2.1 billion (based on the closing sales price of the registrant's common stock as reported on the NASDAQ National Market on that date). Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 31, 2006, there were 57,571,368 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2007 Annual Meeting of Stockholders, scheduled to be held on November 15, 2006, are incorporated by reference in Part III of this Form 10-K.

HYPERION SOLUTIONS CORPORATION

FORM 10-K

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Statements made in this report on Form 10-K relating to the future, including, among others, those related to (1) Hyperion's future financial results, operating results, business strategies, projected costs, products, competitive positions, and plans and objectives of management for future operations; (2) the timing and functionality of new product releases; (3) Hyperion's stock repurchase plans; (4) the ability of Hyperion's acquisitions to enhance its business performance management offerings; and (5) market size and growth estimates by industry analysts and us are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in the section entitled "Factors That May Affect Future Results." These and many other factors could affect Hyperion's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by Hyperion or on its behalf. Hyperion does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

PART I

ITEM 1. BUSINESS

OVERVIEW

Hyperion Solutions Corporation (the "Company"), a Delaware corporation that was founded as IMRS International in 1981, is a leading provider of business performance management ("BPM") software. More than 12,000 customers rely on Hyperion software to provide visibility into how their businesses are performing and to help them plan and model to improve that performance. We offer the industry's only business performance management solution that integrates financial management applications with a business intelligence platform into a single system.

Business Performance Management builds on business intelligence ("BI"), which is commonly referred to as query, reporting, and analysis. Our solutions enable customers to collect, organize, and analyze data from disparate transaction systems such as accounting, billings, bookings, supply chain, sales force automation, and call centers. Employees at all levels across organizations – in the finance department and beyond – use our products to understand their company's unique business drivers, align goals across the organization, monitor performance against these goals, and make adjustments as insights and opportunities arise to gain a competitive advantage.

In September 2005, Hyperion released Hyperion System 9 ("System 9"), the only performance management system that integrates a modular suite of financial management applications with a BI platform. System 9 enables business users to report the past, monitor the present, and anticipate the future – activities that are required for corporations to thrive in today's business environment. System 9 also helps control information technology ("IT") complexity by eliminating the need for multiple BI systems and reporting tools.

In May 2006, Hyperion completed the acquisition of certain assets of privately held UpStream Software, a leading provider of data readiness and guided workflow solutions used to track the movement of financial information. We subsequently launched Hyperion System 9 Financial Data Quality Management ("Hyperion FDM"), which enables customers to generate trustworthy financial data, improve visibility of financial data management processes, save time in critical financial processes, and lower the overall cost of compliance. Hyperion is the first BPM vendor to deliver a packaged solution for financial data quality management.

Hyperion is headquartered in Santa Clara, California. We serve customers in 45 countries through our direct field organization and our network of more than 600 partners worldwide. As of June 30, 2006, Hyperion employed 2,720 people globally.

10-K

BUSINESS PERFORMANCE MANAGEMENT DEMAND DRIVERS

The need for BPM is driven by the convergence of three key market dynamics:

- **Globalization** – Our customers are competing in a world of increasing global competition and uncertainty. This has given rise to increasingly complex issues, including risk management, sustainable development reporting, new measures of profitability management, and strategic modeling.
- **Transparency** – Increased regulatory scrutiny and reporting on non-financial value drivers that account for much of the value in corporations are heightening the need for greater transparency so customers and stakeholders can truly understand their businesses.
- **Alignment** – Increasingly, business users and IT need to align tools and technology with business objectives. Organizations also must align goals and strategies across the entire enterprise.

It is common for organizations to have difficulty efficiently accessing information because they have many disparate information sources. With fragmented and disconnected silos of information, including multiple general ledger, order entry, and partner and customer interaction systems worldwide, companies lack the "big picture" view of their corporation and are hesitant to rely on numbers from different sources.

Using Hyperion's solutions, organizations can link disparate data silos across the company for a complete view of the business and a single version of the truth. They can monitor progress of goals against plans to assure alignment and drive enterprise-wide performance improvement.

STRATEGY

Our objective is to profitably gain market share as the leading global provider of Business Performance Management solutions. Key elements of our strategy include:

- **Be the Management System for the global enterprise** – The tools customers use to *manage* their businesses need to be different from the single-source and process-rigid transaction systems that they use to *run* their businesses. Their management system needs to be easy to deploy and use and flexible to meet the needs of the ever-changing competitive environment. Increasingly, our customers deploy Hyperion as their management system, giving them actionable insight into the enormous amounts of information created by their many transaction systems.
- **Maintain our leadership in Finance with System 9 and leverage that strength to further penetrate operational BI** – According to market analysis firm IDC, Hyperion is the market share leader for enterprise planning and financial reporting and consolidation applications, with more than twice the market share of our nearest competitor. Furthermore, according to market analysis firm Gartner, Hyperion is in the Leader Quadrant in the Corporate Performance Management Magic Quadrant (as of October 2005) and in the Visionary Quadrant in the Business Intelligence Platforms Magic Quadrant (as of December 2005.) We believe that our customers will benefit from our strategy to connect financial analytics with operational BI.
- **Drive continued product innovation** – We are investing in ongoing product innovation within the System 9 architecture to maintain, if not increase, our technology lead over our competition.
- **Drive growth through additional acquisitions** – In addition to our initiatives focused on organic growth, we will continue to expand our intellectual property, market reach, and momentum through appropriate mergers and acquisitions ("M&A") activities.
- **Expand strategic partner relationships** – We will continue to leverage our network of more than 600 partners, who deliver complementary products and services and enhance our market reach. Partners' offerings include packaged BPM applications, unique data and application integration technologies, tools, and training services.

PRODUCTS

Customers increasingly require an interoperable BPM suite of financial and operational applications along with BI tools that share data and business rules. Hyperion System 9 delivers on this requirement. Compared to competing products, Hyperion System 9 greatly simplifies the user experience by enabling customers to view and interact with all BPM applications, content, and data – relational and multi-dimensional – with a common user interface. Users have a single point of access to information, including dashboards, scorecards, business analytics, and financial and enterprise reporting.

For the IT department, System 9 reduces the complexity typically associated with deploying, supporting, and using multiple tools and applications. It helps customers lower their total cost of ownership by simplifying systems management, administration, and support.

Components of System 9 include System 9 Applications+, System 9 BI+, and System 9 Foundation Services.

While some customers buy our entire product suite, others implement System 9 modules in a step-by-step fashion, addressing specific business problems and adding modules over time. This "start anywhere" approach shortens the time it takes for customers to recognize the value of our solutions and enables them to absorb change gradually.

Hyperion System 9 Applications+

System 9 Applications+ are built on a web-based, service-oriented architecture. They enable financial professionals to formulate strategies, model scenarios and assumptions, develop operational and strategic plans, monitor performance against plans, and consolidate financial information for management and statutory reporting.

Hyperion System 9 Planning is a planning, budgeting, and forecasting solution that drives collaborative, integrated, event-based planning processes throughout the enterprise for a wide range of financial and operational needs. System 9 Planning enables companies to track and monitor business plans and forecasts, and translate strategic objectives into operational goals and targets. System 9 Planning replaces outdated spreadsheet systems and enables customers to plan iteratively, cut cycle times, and enhance data integrity.

Hyperion System 9 Workforce Planning is a planning module that increases the speed and efficiency of headcount, salary, and compensation planning across the enterprise. It automatically links workforce data into System 9 Planning to convey the business impact of workforce decisions, giving customers the ability to accurately assess how workforce changes affect plans and take quick action when necessary.

Hyperion System 9 Strategic Finance is a financial modeling desktop application that gives corporate finance and treasury executives real-time analysis of alternative strategies. It enables them to test the financial impact of critical business decisions, build contingency plans, and choose the strategic path of greatest value to their business.

Hyperion System 9 Financial Management delivers financial consolidation, reporting, and analysis in a single, scalable solution. Employees, subsidiaries, branch offices, and partners operate with a single unified view of key financial data. System 9 Financial Management generates consolidated results for both internal management and regulatory bodies and is used to facilitate compliance with the Sarbanes-Oxley Act.

Hyperion System 9 BI+

System 9 BI+ provides interactive web-based management reporting and analysis capabilities in a single service-oriented BI platform, including easy-to-deploy interactive dashboards, analytics, high-volume enterprise reporting, and integration with the full suite of Microsoft Office applications.

Hyperion System 9 BI+ Interactive Reporting provides a web client for query and analysis of data from multiple data sources. Its intuitive and interactive interface enables users to design their own dashboards and quickly navigate to and monitor relevant information.

Hyperion System 9 BI+ Financial Reporting collects data from disparate systems, operations, and geographic locations to accurately report to internal and external audiences. This module generates formatted, book-quality financial and management reports that enhance business productivity and comply with external regulations.

Hyperion System 9 BI+ Production Reporting generates high-volume, presentation-quality formatted reports and consolidates information from core business applications throughout the enterprise. Production Reporting features pixel-perfect formatting, flexible layout options, built-in security, report categorization, automatic versioning, and archiving for web-based and print-ready report distribution.

Hyperion System 9 BI+ Enterprise Analytics delivers real-time analytic processing in critical BI applications such as customer segment analysis, product profitability analysis, and capacity planning. It can scale to terabytes of sparse data, while providing sub-second response time to thousands of concurrent users.

Hyperion System 9 BI+ Essbase Analytics enables customers to rapidly model complex business scenarios and perform sophisticated analysis. Its intuitive interface delivers information that is easy to interpret and understand even by non-technical users.

Hyperion System 9 Foundation Services

System 9 Foundation Services provide a single, shared infrastructure to manage users, security, and metadata. It provides easy integration with BI tools and applications through an open, service-oriented architecture, which can increase productivity and reduce the total cost of ownership of customers' IT assets.

Hyperion Master Data Management Server ("MDM Server") software synchronizes business performance management master data – such as business dimensions, reporting structures, hierarchies, attributes, and business rules – across enterprise systems. Unlike master data management technologies from other vendors, Hyperion MDM server manages change with many types of master data (employee, chart of account, product, customer, and others) across multiple enterprise systems – from Hyperion and other vendors – including BPM systems, BI tools, distributed data warehouses, data marts, analytic applications, and transactional systems. Often master data is inconsistent from system to system, and reconciliation is typically a manual and time-consuming process. MDM Server delivers rapid ROI by allowing customers to create and tailor master data views and configure security in an easy "point-and-sync" fashion.

Hyperion System 9 Financial Data Quality Management ("Hyperion FDM") helps finance organizations' eliminate the data integrity risks associated with collecting, mapping, verifying, and moving critical financial data across the entire organization. Hyperion FDM helps users develop standardized financial data management processes with a web-based guided workflow user interface. Its data preparation server can ease integrating and validating financial data from any source systems. Using Hyperion FDM, finance organizations can gain confidence in their numbers and lower their cost of compliance.

SALES AND MARKETING

We market and sell our products in North America and Latin America ("the Americas"); Europe, the Middle East, and Africa ("EMEA"); and Asia Pacific ("APAC") through our direct sales force and through original equipment manufacturers ("OEMs"), value-added resellers ("VARs"), and independent distributors. We currently have more than 12,000 customers worldwide, many of which are multi-division and/or multi-location organizations with diverse information management requirements. In fiscal 2006, 2005, and 2004, approximately 40%, 41%, and 41%, respectively, of our total revenues were derived from markets outside of North America. In the past three fiscal years, no single customer accounted for more than 10% of total revenues.

Our sales and marketing organization consisted of 970 employees as of June 30, 2006, of which 349 employees were quota-carrying sales representatives. The direct sales force is compensated for direct sales as well as sales made through channel partners to ensure appropriate cooperation with our OEMs, VARs, and independent distributors. We have sales offices at our worldwide headquarters in Santa Clara, California, and in more than 40 other locations throughout the Americas, EMEA, and APAC. Product support and training are also available in many of these locations.

We support our sales force with lead generation and marketing programs, which include telemarketing, public relations, direct mail, advertising, seminars, trade shows, education, ongoing customer communication programs, third-party alliances, and user group conferences. Worldwide and regional user conferences are held annually. Regional user meetings and product-specific focus groups are also scheduled periodically. Sales cycles generally last from three to nine months.

PARTNER ECOSYSTEM

We leverage sales and marketing through our partnering strategy with channel partners that distribute or resell our products in their respective markets. License revenues derived from channel partners in fiscal 2006, 2005, and 2004 were 22%, 26%, and 24% of total license revenues, respectively. Our channel partners include such firms as Accenture, BearingPoint, Beacon Analytics, Capgemini, Deloitte, Immix, IBM, Teradata, and TopDown Consulting.

We have license and distribution agreements with independent distributors in many countries worldwide. The distribution agreements generally provide for the right to offer our products within a territory in return for royalties typically equal to 50% of license and maintenance fees. Our distributors generally maintain sales and services personnel dedicated to our products. Conversely, we have dedicated sales, marketing, and technical alliance resources designed to optimize our partner relationships.

Recognizing the sizable opportunity in the small- to mid-enterprise ("SME") market, we route all leads and opportunities to our network of resellers to further penetrate this market segment. This allows us to expand our footprint in the SME space and reach beyond the markets of large, global customers that Hyperion has typically served.

We continue to invest in our strategic global systems integrators and platform partnerships. They are a key factor in getting us engaged in more large transactions involving enterprise-wide deployments for some of the world's largest companies.

Leveraging our partners' technology, domain expertise, and proven methodologies, we also continue to increase our solutions offerings in a broad range of industries, including manufacturing, retail, healthcare, government, and financial services. Through Hyperion's SolutionsNet Program, our partners are rewarded for creating solutions that combine their domain expertise and methodology to solve specific business challenges with our BPM technology.

Our technology partners consist of industry leading hardware, software, and database vendors to ensure that our solutions are compatible with their products. Some of our technology partners are Hewlett Packard, IBM, Intel, Microsoft, Oracle, SAP, Sun, Teradata, and Unisys.

SERVICES AND SUPPORT

We believe that promoting customer success is important to the successful marketing and sale of our products. We offer an extensive selection of worldwide training, consulting, and technical support services to install, implement, and support our products. Consulting and training services are generally provided on a time and materials basis. Under the terms of our standard license agreement, customers may, at their option, pay a maintenance fee annually. This maintenance fee entitles customers to technical support, including telephone and web-based support, and to any updates and enhancements provided for their software.

Our services and support organization consisted of 860 employees as of June 30, 2006. In an effort to provide more expansive support in a cost-effective manner, during the third quarter of fiscal 2006, we expanded our offshore capabilities of our technical support staff. We currently provide technical support on a geographically distributed model that includes staff residing in the United States and India.

RESEARCH AND DEVELOPMENT

Our products have been developed by our internal staff and contract developers and acquired through strategic acquisitions. We believe that timely development of new software products, enhancements to existing software products, and the acquisition of rights to sell or incorporate complementary technologies and products into our software product offerings are essential to maintaining our competitive position in the market. The application software market is characterized by rapid technological change, frequent introductions of new products, changes in customer demand, and rapidly evolving industry standards.

As of June 30, 2006, our product development was primarily performed by 495 employees located at our U.S. facilities in Santa Clara, California; Stamford, Connecticut; Orlando, Florida; Skokie, Illinois; and at our Canadian facility located in Toronto, Ontario. Since the end of fiscal 2004, we have expanded our research and development capacity and capability through offshoring activities in India and Belarus. As of June 30, 2006, we utilized approximately 300 engineering consultants located in these countries to support our research and development efforts.

In fiscal 2007, we plan on continuing to dedicate a significant amount of resources to research and development efforts to maintain and improve our System 9 product suite. In addition, we will continue to work with our business partners through OEM and other joint technology agreements to integrate third-party technology into our BPM solutions and improve the interoperability of our product offerings into other systems, including data warehouses and ERP, CRM, and legacy systems.

COMPETITION

The markets in which we compete are intensely competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Current and potential competitors offer a variety of reporting, analysis, modeling, and planning software solutions and generally fall within four categories:

1. Vendors of packaged business analysis applications;
2. Vendors of enterprise software applications that deliver transaction processes and front/back-office automation;
3. Vendors of OLAP server software that may also be marketed as part of a platform offering; and
4. Vendors of front-end information access and BI tools.

Our products also complement offerings of some of our competitors and we have formed partnerships with them. Examples of these companies are Microsoft, Oracle, and SAP.

As markets continue to develop for BPM products, additional competitors may enter or expand into those markets and competition may intensify.

Competitors, some of whom have significantly greater financial, technical, marketing, and other resources than we do, may be better able to respond to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion, and sale of their products than us. Also, certain current and potential competitors may have greater name recognition or more extensive customer bases that could be leveraged, thereby gaining market share to our detriment. We expect additional competition as other established and emerging companies enter into the enterprise software market, and new products and technologies are introduced. In addition, as we develop and enhance our software and complementary products, the resulting new functionality may duplicate the functionality of, and thus compete with, other products offered by our channel partners. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share, any of which may materially adversely affect our business, operating results, and financial condition.

Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our existing and prospective customers. Further competitive pressures, such as those resulting from competitors' discounting of their products, may require us to reduce the price of our software products, which may materially adversely affect our business, operating results, and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect on our business, operating results, and financial condition. See the section entitled Item 1A, "Factors That May Affect Future Results."

PROPRIETARY RIGHTS AND LICENSES

We rely primarily on a combination of patent, copyright, and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary rights.

We currently have a number of patents relating to our products, including twenty-two United States patents, three foreign patents, and a number of patent applications pending in the United States and abroad. There can be no assurance that our patents will not be invalidated, circumvented, or challenged, that the rights granted thereunder will provide competitive advantages to us, or that any of our pending or future patent applications, whether or not being currently challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by us, if at all. Furthermore, there can be no assurance that other companies will not develop technologies that are similar or superior to our technology or design around the patents owned by us.

We expect that software product developers like Hyperion will be subject to future infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claim, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results, and financial condition may be materially adversely affected.

We rely upon certain software that we license from third parties, including software that is integrated with our internally developed software and used in our products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain, any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed, and integrated, which may materially adversely affect our business, operating results, and financial condition.

We distribute our products under software license agreements that grant customers a nonexclusive, nontransferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. Generally, we do not provide end-users with the source code for our products except under escrow arrangements. Generally, such agreements provide that such parties will have a limited, nonexclusive right to use such code in the event that there is an undismissed bankruptcy proceeding by or against us, if we cease to do business, or if we materially fail to meet our contractual obligations.

EMPLOYEES

As of June 30, 2006, we employed a total of 2,720 employees. None of our U.S. employees is represented by a labor union. Certain foreign jurisdictions have workers counsels that typically represent workers on matters generally affecting terms of employment. We believe our relations with employees are good. Our executive officers and other key employees as of June 30, 2006 are as follows:

Name	Age	Position
Jeffrey R. Rodek	53	Executive Chairman
Godfrey R. Sullivan	53	President and Chief Executive Officer
Mark D. Cochran	47	Vice President, General Counsel and Secretary
Heidi M. Melin	41	Chief Marketing Officer
Robin L. Washington	43	Chief Financial Officer

Jeffrey R. Rodek has served as Executive Chairman of Hyperion's Board of Directors since July 2004, after serving as Chairman and Chief Executive Officer since October 1999. He has been a member of Hyperion's Board of Directors since January 1998. Prior to joining Hyperion, Mr. Rodek served as President and Worldwide Chief Operating Officer of Ingram Micro, a distributor of electronic products, from January 1995 to October 1999. Currently, Mr. Rodek also serves on the Board of Directors of Accretive Commerce, a leading provider of outsourced business operations solutions to companies in multi-channel, one-to-one direct commerce. He also serves on The Ohio State University Alumni Association Board, the Dean's Advisory Board of Fisher College of Business at The Ohio State University, and the Dean's Advisory Board of Merage School of Business, University of California, Irvine.

Godfrey R. Sullivan has served as Hyperion's President and Chief Executive Officer and as a member of the Board of Directors since July 2004. He joined Hyperion in October 2001 as President and Chief Operating Officer. From October 2000 to August 2001, Mr. Sullivan served as Chief Executive Officer of Promptu Corporation, an enterprise marketing automation software company. Previously, he spent eight years at AutoDesk, Inc., a design software and digital media company, in various senior management positions.

Mr. Sullivan also serves on the Board of Directors of Citrix Systems, Inc., a publicly traded provider of access infrastructure solutions.

Mark D. Cochran joined Hyperion as Corporate Vice President, General Counsel and Secretary in January 2005. Prior to joining Hyperion, Mr. Cochran was Vice President, General Counsel and Secretary of Brocade Communications Systems, a storage networking company, from 2003 to 2004. From 1999 to 2003, he served as Vice President, General Counsel at AvantGo, which was acquired by Sybase. From 1990 to 1999, he served as Senior Corporate Counsel for Advanced Micro Devices and Corporate Counsel for Syntex, which was acquired by Roche. He began practicing law with the Bay Area firm of Ropers, Majeski, Kohn, Bentley, Wagner & Kane.

Heidi M. Melin joined Hyperion as Chief Marketing Officer in June 2005. Ms. Melin came to Hyperion from PeopleSoft, where she held various leadership positions from February 1996 to January 2005, including Group Vice President, Marketing Services and Director of Creative Services, and managed a global team of more than 160 marketing professionals. Prior to joining PeopleSoft, Ms. Melin worked for leading technology advertising agencies Hodskins Simone and Searles and Foote/Pacific, where she was responsible for the strategic direction of integrated marketing programs for a variety of high tech clients.

Robin L. Washington joined Hyperion as Chief Financial Officer in January 2006. Prior to joining Hyperion, Ms. Washington served for nine years at PeopleSoft, most recently as Senior Vice President of Finance and Corporate Controller. She also managed a range of international finance, treasury, and corporate finance functions, sponsored the company's Sarbanes-Oxley 404 compliance efforts, and led post-merger initiatives for all of PeopleSoft's merger and acquisition activities. Prior to PeopleSoft, Ms. Washington was Director of Finance for Tandem Computers, an Accounting Analyst for the Federal Reserve Bank of Chicago, and a Senior Auditor for Deloitte & Touche. Ms. Washington also serves on the Board of Directors for Tektronix, a publicly traded provider of test and measurement and monitoring solutions for communications networks.

AVAILABLE INFORMATION

We make available free of charge in the Investor Relations section of our Internet website (www.hyperion.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. These filings are also available on the Securities and Exchange Commission's website at www.sec.gov. Information contained on these websites is not part of this report.

ITEM 1A. RISK FACTORS

FACTORS THAT MAY AFFECT FUTURE RESULTS

We operate in a very competitive and rapidly changing environment that involves numerous risks, some of which are beyond our control. The following discussion highlights some of these risks.

Product enhancement and new product introductions involve inherent risks.

Hyperion competes in a market characterized by rapid technological advances in hardware and software development, evolving standards in computer hardware and software technology, and frequent new product introductions and enhancements. To succeed, we must continually expand and refresh our product offerings to include newer features or products, and enter into agreements allowing integration of third-party technology into Hyperion's products. For example, System 9, Hyperion's integrated BPM system which was released in September 2005, has been and continues to be a significant undertaking. The introduction of new products or updated versions of continuing products has inherent risks, including, but not limited to:

- Product quality, including the possibility of software defects;
- Delays in releasing new products;
- Customers delaying purchase decisions in anticipation of new products to be released;
- Customer confusion and extended evaluation and negotiation time;
- The fit of the new products and features with the customer's needs;

- The successful adaptation of third-party technology into Hyperion's products;
- Educating Hyperion's sales, marketing, and consulting personnel to work with the new products and features;
- Competition from earlier and more established entrants;
- Market acceptance of initial product releases;
- Technological challenges involved in integrating Hyperion products into cohesive business performance management systems offerings;
- Marketing effectiveness, including challenges in distribution; and
- The accuracy of assumptions about the nature of customer demand.

If we are unable to successfully introduce, market, and sell new products and technologies, enhance and improve existing products in a timely manner, and properly position and/or price our products, our business, results of operations, or financial position could be materially impacted. These risks tend to be greater when newer products make up a larger portion of the overall product mix. As more and more of these newer products are deployed, Hyperion's service and maintenance organizations, along with our partners, must rapidly increase their ability to install and service these products, and we must rapidly improve our ease-of-implementation and ease-of-use. The failure to successfully increase these capacities and make these improvements could result in significantly lower customer satisfaction, which could lead to lower revenues and profits. Inadequate customer acceptance of Hyperion's product and service initiatives would materially adversely affect Hyperion's business, operating results, and financial condition.

Fluctuations in our quarterly operating results may not be predictable and may result in significant volatility in our stock price.

Our product revenue has fluctuated and our quarterly operating results may continue to fluctuate based on, among other things, the timing of the execution and termination of customer agreements in a given quarter. The announcement or introduction of new or enhanced products and services in our markets may create additional volatility in our operating results. We may not be able to accurately forecast our revenue or expenses. Because our staffing and operating expenses are based on anticipated revenue levels, and because a high percentage of our costs are fixed, small variations in the timing of the recognition of specific revenue could cause significant variations in operating results from quarter to quarter. In addition, many of our customers delay purchases of our products until the end of each quarter. Accordingly, any significant revenue shortfall would likely have an immediate negative effect on our operating results. Moreover, we believe the challenges and difficulties that we face with respect to our financial forecasts also apply to securities analysts that may publish estimates of our financial results. Our operating results may fail to meet our expectations or those of securities analysts or our investors due to a wide variety of factors, including fluctuations in financial ratios or other metrics used to measure performance. If this occurs, we would expect to experience an immediate and significant decline in the trading price of our stock.

Hyperion operates in a very competitive environment.

The markets in which Hyperion competes are intensely competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Hyperion has experienced, and expects it will continue to experience, vigorous competition from current and new competitors, some of which may have significantly greater financial, technical, marketing, and other resources than Hyperion. Cognos and Business Objects compete with Hyperion across a wide range of products, offering what they refer to as corporate performance management and business intelligence solutions, as do, generally, the major enterprise software vendors, including SAP and Oracle. Many other companies compete in specific areas of Hyperion's business. For example, SAS and Oracle have OLAP products and analytic applications; Business Objects and Cognos have query and reporting products; and numerous smaller vendors offer specific applications that compete with a single Hyperion product. Hyperion expects additional competition as other established and emerging companies, including Microsoft, SAP, and Oracle, move further into both the application and platform parts of the business performance management software market. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share, any of which would materially adversely affect Hyperion's business, operating results, and financial condition.

In addition, as we develop and enhance our software and complementary products, the resulting new functionality may duplicate the functionality of, and thus compete with, other products offered by our channel partners. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share, any of which would materially adversely affect our business, operating results, and financial condition.

Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing their ability to address the needs of our existing and prospective customers. Further competitive pressures, such as those resulting from competitors' discounting of their products, may require us to reduce the price of our software products, which would materially adversely affect our business, operating results, and financial condition. Also, the enterprise software market may continue to consolidate through merger or acquisition. If one or more of our competitors merges or partners with another of our competitors, or if we became the subject of an unsolicited acquisition by another enterprise, such change in the competitive landscape could adversely affect our ability to compete. Our key partners may also consolidate with new and existing competitors, which could materially affect our ability to expand the market for our products. There can be no assurance that we will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect on our business, operating results, and financial condition.

If Hyperion is unable to develop or acquire new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our earnings and revenue may decline.

Hyperion's future success depends on our ability to address the rapidly changing needs of our customers by developing or acquiring new products and introducing such products, product updates, and services on a timely basis. We must also extend the operation of our products to new platforms and keep pace with technological developments and emerging industry standards that may fundamentally change the way enterprise software is sold. Hyperion commits substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for our products and services in these markets does not materialize or occurs more slowly than Hyperion expects, Hyperion will have expended substantial resources and capital without realizing corresponding revenue, which would adversely affect our business, operating results, and financial condition. We also may be required to write off or write down assets or incur substantial restructuring charges, which would have a similar affect on our operating results and financial condition.

Failure to support older products will adversely affect sales.

As Hyperion or our competition introduces newer products, the market's demand for Hyperion's older products declines. Declining demand reduces revenue from additional licenses and reduces maintenance revenue from past purchasers of Hyperion's software. We must continually support older products in order for customers to continue to see value in Hyperion's maintenance services. If Hyperion is unable to provide continued improvements in functionality, or, alternatively, move customers from older to newer products, our license and maintenance revenue will decline or fail to grow consistent with our expectations, which would adversely affect our business, operating results, and financial condition. Also, in the long term, if too few customers migrate to System 9, Hyperion may need to continue to support older products or risk losing customers.

Hyperion typically has back-ended quarters which may cause actual revenues in a quarter to vary from sales forecasts.

Quarterly revenues and operating results are highly dependent on the volume and timing of the signing of licensing agreements and product deliveries during the quarter, which are difficult to forecast. Significant portions of Hyperion's quarterly software licensing agreements are concluded in the last month of the fiscal quarter, generally with a concentration of orders in the final two weeks of that month. There also is greater uncertainty surrounding the ultimate signing of significant transactions with enterprise customers, whose sales cycles are typically longer in duration and may require several levels of approval. Due to the relatively fixed nature of certain costs, including personnel and facilities expenses, a decline or shortfall in quarterly and/or annual revenues typically results in lower profitability or may result in losses. Prior to the very end of any quarter, we must rely on our forecasts of revenue for planning, modeling, and other purposes. However, forecasts are only estimates and may not correlate to revenues in a particular quarter or over a longer period of time. Consequently, a significant discrepancy between actual results and sales forecasts could cause us to improperly plan or budget and to fail to meet our revenue or net income projections, causing the price of our common stock to fall substantially.

A change in pricing or marketing could adversely affect Hyperion's business.

In an effort to simplify and clarify Hyperion's product positioning and marketing, we periodically make changes to our product pricing, packaging, configuration, or product descriptions, as we have done in a comprehensive manner with System 9. We may encounter additional risks in transitioning our pricing methods from existing solutions to the new System 9 platform. Any product price reduction may not be offset by sufficient increases in unit sales to maintain or increase license revenues, any price increase may lead to potential losses to the competition, and any broadly based changes to pricing or marketing messages may cause customers to change or delay their purchasing decisions in response to such revisions. Additional risks of such changes include delays in transactions as Hyperion's sales force learns how to deploy the new pricing method or convey Hyperion's new marketing messages and cause a delay in, or loss of, revenues as the competition reacts to the pricing and marketing changes, any of which could have a material adverse effect on Hyperion's business, operating results, and financial condition.

Employee turnover could adversely impact revenue, costs, and productivity.

As employees leave Hyperion, we suffer loss of productivity while new employees are hired or promoted into vacant positions. The departure of highly skilled employees sometimes results in a loss of talent or knowledge that is difficult to replace. For example, Burton Goldfield, previously our Senior Vice President Worldwide Field Operations, resigned from Hyperion effective May 7, 2006. Replacing Mr. Goldfield may take a significant amount of time and recruiting a suitable replacement may prove difficult. There are also costs of recruiting and relocating new employees. For example, the recruiting market for experienced enterprise software sales personnel is very competitive, and we may be limited in our ability to attract and retain key sales talent. New employees must learn the Hyperion organization, products, and procedures. Promoted employees must learn new skills. All of this takes time, reduces productivity, and increases cost. The potential adverse impact of employee turnover is greater for situations involving senior positions in the company. Turnover rates tend to increase as economic conditions improve. If turnover increases, the adverse impacts of turnover could materially affect Hyperion's costs, productivity, or ability to respond quickly to the competitive environment.

Exchange rate fluctuations may adversely affect results.

We conduct a significant portion of our business in currencies other than the United States dollar. Hyperion's operating results are, therefore, subject to fluctuations in foreign currency exchange rates. Hyperion's revenues and operating results are adversely affected when the United States dollar strengthens relative to other currencies and are positively affected when the United States dollar weakens. If the United States dollar continues to strengthen relative to other currencies in the future, our revenues, operating results, and cash flows will be adversely affected.

Hyperion may not be able to continue our operational improvements.

As part of Hyperion's focus on improving operating margins, we seek to increase efficiencies in our sales force, as well as Hyperion's services, product development, product marketing, finance, IT, human resources and other administrative processes. The ability to continue to realize current efficiencies and find ways to improve on past performance is crucial to the improvement of operating margins. Any increase in the relative cost of these functions or failure to continue to realize current efficiencies could have a material adverse effect on Hyperion's margins and operating results. Examples of potential operational risks include the possibility that we will encounter challenges with high volume order processing and in product fulfillment.

Reorganizations may adversely affect productivity.

We have made and may continue to make adjustments to our operations and organization. Such changes could result in productivity declines and have a negative effect on revenue in the short term. The revised operations and/or organization must keep improving over past performance in order to provide better operating margins and efficiencies. Failure to maintain or improve performance and productivity could materially adversely impact Hyperion's margins and operating results.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and are exposed to future risks of non-compliance.

We are required to furnish a report by our management on our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal control.

The Committee of Sponsoring Organizations of the Treadway Commission ("COSO") provides a framework for companies to assess and improve their internal control systems. Auditing Standard No. 2 provides the professional standards and related performance guidance for independent registered public accounting firms to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal control over financial reporting requires management to make subjective judgments, and particularly because Auditing Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation, and therefore, the report may be uniquely difficult to prepare, and our independent registered public accounting firm may not agree with our assessments.

We completed the evaluation of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for the fiscal year ended June 30, 2006. Our assessment, testing, and evaluation resulted in our conclusion that as of June 30, 2006, our internal control over financial reporting was effective. However, our controls, nonetheless, may not prove to be adequate for the periods covered by that report and, in any event, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods; our financial results or the market price of our stock could be adversely affected. In any event, we will incur additional expenses and commitment of management's time in connection with further evaluations, which may adversely affect our future operating results and financial condition.

Hyperion's international operations are subject to significant risks.

We derive a substantial portion of our revenue from customers located outside of the United States. Hyperion's international operations are subject to risks, including:

- Fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce Hyperion's customers' ability to obtain financing for software products or which could make Hyperion's products more expensive in those countries;
- Difficulties in hedging foreign currency transaction exposures;
- Potential loss of proprietary information due to piracy, misappropriation, or weaker laws regarding intellectual property protection;
- Imposition of foreign laws and other governmental controls, including trade and employment restrictions;
- Longer payment cycles for sales in foreign countries and difficulties in collecting accounts receivable;
- Difficulties in staffing and managing our international operations, including increased turnover as economic opportunities increase in countries such as India and difficulties related to administering Hyperion's stock option plan in some foreign countries;

- Difficulties in coordinating the activities of Hyperion's geographically-dispersed and culturally diverse operations;
- Competition from local suppliers;
- Costs and delays associated with developing software in multiple languages; and
- Political unrest, war, or terrorism, particularly in areas in which Hyperion has facilities.

Hyperion also has distributed research and development across the United States in California, Connecticut, Florida, Illinois, Texas, and in several countries including India, Australia, Belarus, and Canada. We have also distributed our support obligation across the United States in California, Connecticut, Ohio, and in the country of India. It may be difficult to manage significant projects across such distributed centers due to risk factors noted above, as well as, potential risks associated with disruptions of power and internet network infrastructures located abroad. Hyperion may not be able to successfully address each of these challenges, which could adversely affect our business and operating results.

Hyperion faces significant challenges and risks associated with compliance.

Hyperion's numerous office locations, high number of employees, and varied distribution methods, among other considerations, make it possible that our high standards of ethics, governance, and compliance with law may not always be met. For example, Hyperion has in excess of 600 partners worldwide. Some of the business practices in countries in which our partners operate on our behalf may not conform fully with local or U.S. laws. We may not be able to detect improper or unlawful conduct by our international partners which could put Hyperion at risk regarding possible violations of such laws as the U.S. Foreign Corrupt Practices Act ("FCPA"). Serious violations of local or U.S. laws, such as the FCPA, could result in fines or other criminal or civil sanctions which could have a material impact on Hyperion's business, operating results, and financial condition.

There are significant risks related to any business combination and investment.

Hyperion has made, and may in the future make, acquisitions of, mergers with, or investments in, businesses that offer complementary products, services, and technologies. For example, in May 2006, Hyperion acquired certain assets of UpStream Software, a privately held software and services company based in Rochester, Michigan. There are risks involved in these business combination activities, including but not limited to:

- The possibility that Hyperion pays more than the value derived from the acquisition;
- The difficulty of integrating the products, operations, and personnel of the acquired business;
- The possibility that all aspects of the integration are not completed or that all of the anticipated synergies of the acquisition are not realized;
- Difficulties in managing software development activities to define a combined product roadmap, ensuring timely development of new products, timely release of new products to market, and the development of efficient integration and migration processes and tools;
- The difficulty of retaining key alliances on attractive terms with partners and suppliers;
- The difficulty of retaining customers and protecting maintenance revenues;
- The difficulty of retaining and recruiting key personnel and maintaining employee morale;
- The potential product liability associated with selling the acquired company's products;
- The potential that we do not detect a significant liability of the acquired business during the pre-acquisition due diligence process;
- The possibility that businesses in which Hyperion invests ultimately fail, rendering our investment worthless;
- The potential disruption of Hyperion's ongoing business and the distraction of management from Hyperion's business; and
- The potential write-down of impaired goodwill, intangible assets, fixed assets, and other assets. As of June 30, 2006, Hyperion has recorded $157.2 million of goodwill related to a number of acquisitions

10-K

that will not be amortized in the ordinary course of business. We are required under generally accepted accounting principles to review our goodwill for impairment at least annually or when events or changes in circumstances indicate the carrying value may not be recoverable. We may be required to record a significant change to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This may adversely impact our results of operations.

These factors could have a material adverse effect on Hyperion's business, results of operations, or financial position, especially in the case of a large acquisition.

Hyperion is subject to the possibility of infringement claims.

We rely upon various intellectual property protections, including contractual provisions, patents, copyrights, trademarks, and trade secret laws to preserve our intellectual property rights. Despite our precautions, third parties may misappropriate our intellectual property causing us to lose potential revenue and competitive advantage. As well, we may ourselves from time to time become subject to claims by third parties that our technology infringes their intellectual property rights. In either case, we may incur expenditures to police, protect, and defend our interests and may become involved in litigation that could divert the attention of our management. Responding to such claims could result in substantial expense and result in damages, royalties, or injunctive relief, or require us to enter into licensing agreements on unfavorable terms, or redesign or stop selling affected products which could materially disrupt the conduct of our business.

Hyperion may be subject to further infringement claims as the number of products and competitors in Hyperion's industry segment grows and the functionality of products in different industry segments overlaps. In the past, Hyperion has been subjected to patent infringement claims. Any such claims, with or without merit, could be time consuming and costly to defend, divert management's attention and resources, cause product shipments delays, or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all, and may require the payment of substantial royalties. In the event of a successful patent infringement claim against Hyperion, our failure or inability to license the infringed or similar technology could restrict our ability to sell certain products, which could adversely affect Hyperion's business, operating results, financial condition and cash flows.

In November 2004, Hyperion filed a declaratory judgment action in Federal District Court for the Northern District of California against HyperRoll, Inc. ("HyperRoll") to establish that Hyperion did not infringe any of HyperRoll's patents. While litigation in the HyperRoll matter is ongoing and Hyperion will vigorously defend the claims made against us, we may not succeed in our efforts to do so, in which case our business, operating results, or financial condition could be adversely affected.

Enforcement of Hyperion's intellectual property rights may be difficult.

Our means of protecting our proprietary rights in the United States or abroad may not be adequate and could be subject to challenge, such as the reexamination of one of our patents by the United States Patent and Trademark Office.

Despite our efforts, unauthorized parties may attempt to misappropriate our products or technology, or to obtain and use information that we regard as proprietary. Policing and identifying unauthorized use of our products is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our intellectual property in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

We have entered into source code escrow agreements with a number of our customers and channel partners requiring the release of our source code under certain conditions. Generally, such agreements provide that such parties will have a limited, nonexclusive right to use such code in the event that there is an undismissed bankruptcy proceeding by or against us, if we cease to do business, or if we materially fail to meet our contractual obligations. The release of source code may increase the likelihood of misappropriation by third parties.

In protecting our intellectual property rights, in December 2004, we filed an action against OutlookSoft Corporation ("OutlookSoft") in Federal District Court for the Eastern District of Texas, charging that OutlookSoft is infringing two Hyperion patents relating to our financial consolidation, reporting, and analysis applications, Hyperion Financial Management and Hyperion Enterprise. While litigation in the OutlookSoft matter is ongoing, and Hyperion intends to vigorously pursue the protection of our intellectual property and will vigorously defend the counter claims alleging patent infringement, we may not succeed in our efforts to do so, in which case our business, operating results, or financial condition could be adversely affected.

Hyperion's stock price is volatile.

The market price of Hyperion's common stock is subject to significant fluctuations. The market price of Hyperion's common stock may be significantly affected by many factors, including but not limited to, the announcement of new products, product enhancements, or technological innovation by Hyperion or Hyperion's competitors, announcements of acquisitions by Hyperion, changes in Hyperion's or Hyperion's competitors' results of operations, changes in revenue, revenue growth rates and revenue mix, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of Hyperion's common stock could be adversely affected by these factors and fluctuations.

Hyperion is dependent upon indirect channel partners.

In addition to our direct sales force, we rely on indirect channel partners such as OEMs, VARs, and independent distributors for licensing and support of our products in the United States and internationally. License revenue from channel partners comprised 22% of Hyperion's total license revenue for fiscal 2006. Indirect channel sales involve a number of special risks, including:

- Hyperion's lack of control over the delivery of Hyperion's products to end-users;
- Hyperion's resellers and distributors may terminate their relationship with Hyperion on short notice; and
- Hyperion's resellers and distributors may market and distribute competing products.

Hyperion's current indirect channel partners may not market or support Hyperion's products effectively or be able to release their products embedded with Hyperion products in a timely manner. We may not be able to effectively manage conflicts between our various indirect channel and direct customers, and economic conditions or industry demand may adversely affect indirect channel partners, or indirect channel partners may devote greater resources to marketing and supporting the products of other companies. As a result, revenues derived from indirect channel partners may fluctuate significantly in subsequent periods, which may adversely affect our business, operating results, and financial condition.

Hyperion is exposed to product liability claims.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential liability related to Hyperion products or services. It is possible, however, that the limitation of liability provisions contained in Hyperion's license agreements may not be effective as a result of U.S. or foreign laws or ordinances or because of judicial decisions, and that Hyperion insurance may not cover specific claims. A successful product or services related damages claim against Hyperion could have a material adverse effect upon Hyperion's business, operating results, and financial condition.

Defects in Hyperion's products could increase our costs, adversely affect our reputation, diminish demand for our products, and hurt our operating results.

As a result of their complexity, Hyperion's software products may contain undetected errors or viruses. Errors in new products or product enhancements might not be detected until after initiating commercial shipments, which could result in additional costs, delays, and possible damage to Hyperion's reputation and could cause diminished demand for Hyperion's products. This could lead to customer dissatisfaction and reduce the opportunity to renew maintenance or sell new licenses.

Some provisions in Hyperion's charter documents and our stockholder rights plan may prevent or deter an acquisition of Hyperion.

Some of the provisions in Hyperion's charter documents may deter or prevent certain corporate actions, such as a merger, tender offer, or proxy contest, which could affect the market value of Hyperion's securities. These provisions include, but are not limited to:

- Hyperion's Board of Directors is authorized to issue preferred stock with any rights it may determine. Consequently, without shareholder approval, Hyperion's Board of Directors may issue preferred stock that has rights superior to the outstanding Hyperion common stock;
- Hyperion's Board of Directors is classified into three groups, with each group of directors holding office for three years. The effect of this classified board is that two annual meetings, not one, are required to replace a majority of the Board of Directors;
- Hyperion stockholders are not entitled to cumulate votes for directors; and
- Special meetings of Hyperion stockholders may not be called by Hyperion's stockholders.

Hyperion has in place a stockholder rights plan that is designed to discourage coercive takeover offers. In general, Hyperion's stockholder rights plan makes it uneconomic for any person to acquire more than a 15% interest in Hyperion without the consent of Hyperion's Board of Directors.

Hyperion's Board of Directors could utilize the provisions of its charter documents and stockholder rights plan to resist an offer from a third party to acquire Hyperion, including an offer to acquire Hyperion common stock at a premium to our trading price or an offer that is otherwise considered favorable by Hyperion stockholders.

The accounting treatment for employee stock options changed and impacted Hyperion's earnings for fiscal 2006.

On July 1, 2005, Hyperion adopted the Financial Accounting Standards Board Statement, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95" ("SFAS 123(R)"), that requires public companies to report compensation expense related to stock options and other forms of stock-based compensation based on the estimated fair value of the awards on the grant dates. As a result, our earnings have been significantly adversely affected and may continue to be affected. See also, Note 2, "Summary of Significant Accounting Policies – Stock-based Compensation, of Notes to Consolidated Financial Statements" for current disclosures regarding the impact on our consolidated statements of operations.

We are incurring substantial costs and devoting more management resources to comply with increasing regulation of corporate governance and disclosure.

We have spent and continue to spend a significant amount of management time and resources to understand and comply with changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities Exchange Commission ("SEC") regulations, and rules of the NASDAQ National Market, the market on which our shares are listed. Allocating the necessary resources to comply with evolving corporate governance and public disclosure standards has increased general and administrative expenses and caused a diversion of management's time and attention to compliance activities.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our current corporate headquarters consists of leased facilities totaling approximately 220,000 square feet in Santa Clara, California. The Santa Clara facility lease expires in December 2014. We also own and occupy approximately 230,000 square feet of office facilities on approximately 36.3 acres in Stamford, Connecticut. These facilities are used by our administrative, sales, marketing, product development, customer support, and services groups.

Additional leased facilities in the United States include offices located in Irvine, California; Denver, Colorado; Orlando, Florida; Atlanta, Georgia; Lisle and Skokie, Illinois; Indianapolis, Indiana; Columbia, Maryland; Waltham, Massachusetts; Novi and Rochester, Michigan; Bloomington, Minnesota; St. Louis, Missouri; Parsippany, New Jersey; New York, New York; Cleveland, Cincinnati, Dublin, and Fairborn, Ohio; Trevose and Pittsburgh, Pennsylvania; Houston and Dallas, Texas; Alexandria, and Herndon, Virginia; Seattle, Washington; and Milwaukee, Wisconsin, which are primarily used for sales, marketing, customer support, and services. Leased facilities located outside of the United States and used primarily for sales, marketing, customer support, and services include facilities located in Toronto and Montreal, Canada; Sao Paolo, Brazil; Mexico City, Mexico; Vienna, Austria; Copenhagen, Denmark; Egham and Manchester, England; Espoo, Finland; Paris, France; Dusseldorf, Frankfurt, and Munich, Germany; Milan and Rome, Italy; Utrecht, Netherlands; Oslo, Norway; Madrid, Spain; Stockholm, Sweden; Zurich, Switzerland; North Sydney and Melbourne, Australia; Beijing, Hong Kong, and Shanghai, China; Tokyo, Japan; Seoul, South Korea; Singapore; and Taipei, Taiwan.

We believe that our existing facilities are adequate for our current needs. If additional space is needed in the future, we believe that suitable space will be available on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

In December 2004, Hyperion filed an action against OutlookSoft Corporation ("OutlookSoft") in Federal District Court for the Eastern District of Texas, charging that OutlookSoft is infringing two Hyperion patents relating to its financial consolidation, reporting, and analysis applications, Hyperion Financial Management and Hyperion Enterprise. Hyperion is asking for damages for past infringement, including treble damages for willful infringement, and an injunction against further infringement. In January 2005, OutlookSoft answered the complaint by denying infringement and challenging the validity and enforceability of the Hyperion patents. OutlookSoft also filed counterclaims alleging that Hyperion infringed two of its patents, asked for damages for past infringement, including treble damages for willful infringement, and an injunction against further infringement. On August 25, 2006, the court granted Hyperion's Motion For Summary Judgement dismissing all OutlookSoft counterclaims. Trial is scheduled to begin on September 11, 2006. We intend to vigorously pursue the protection of our intellectual property. As we are unable to predict the outcome of the litigation and presently cannot estimate any possible gain at this time, we have not recorded any estimated gain in our consolidated financial statements.

In November 2004, Hyperion filed a declaratory judgment action in Federal District Court for the Northern District of California against HyperRoll, Inc. ("HyperRoll") to establish that Hyperion did not infringe any of HyperRoll's patents. In January 2005, HyperRoll Israel Ltd., a HyperRoll subsidiary, filed an action in Federal District Court for the Eastern District of Texas against Hyperion claiming that Hyperion infringed two HyperRoll patents relating to our multidimensional database product, Essbase, claiming violations of the Latham Act regarding claims made about our products, and a claim for patent mis-marking. On May 4, 2005, the Federal District Court for the Eastern District of Texas granted Hyperion's Motion of Transfer Action to the Federal District Court for the Northern District of California and, presently, the case is consolidated with Hyperion's Declaratory Judgment action. Hyperion will vigorously defend the claims. We are unable to predict the outcome of the litigation and, because we cannot estimate any possible loss at this time, we have not recorded any estimated loss in our consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the fiscal year covered by this report, no matter was submitted to a vote of security holders through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ National Market under the symbol "HYSL." The following table sets forth, for the periods indicated, the high and low closing sales prices of our common stock as reported on the NASDAQ National Market (the price of our common stock is adjusted to reflect the three-for-two stock dividend on December 19, 2005).

Fiscal 2006	High	Low
First quarter	$ 32.43	$ 28.27
Second quarter	$ 36.15	$ 30.68
Third quarter	$ 36.88	$ 32.29
Fourth quarter	$ 33.74	$ 26.85

Fiscal 2005	High	Low
First quarter	$ 28.39	$ 21.29
Second quarter	$ 31.08	$ 23.37
Third quarter	$ 34.07	$ 29.41
Fourth quarter	$ 31.83	$ 25.25

As of June 30, 2006, we had approximately 250 stockholders of record and approximately 10,500 beneficial holders of our common stock.

Dividend Policy

On November 21, 2005, the Board of Directors approved a three-for-two stock dividend of our common stock payable on December 19, 2005, to stockholders of record as of December 1, 2005. Share and per share data for all periods presented have been adjusted to give effect to this stock dividend.

We have never declared or paid any cash dividends on our capital stock and do not expect to in the near term.

Issuer Purchases of Equity Securities

The following table sets forth, for the periods indicated, our repurchases of common stock in the fourth quarter of fiscal 2006.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans [2]	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans
(In thousands, except per share data)				
April 1, 2006 - April 30, 2006	114	$ 31.72	114	$ 96,842
May 1, 2006 - May 31, 2006	1,023	$ 31.12	1,023	$ 65,003
June 1, 2006 - June 30, 2006	-	$ -	-	$ 65,003

[1] All stock repurchases during the three months ended June 30, 2006, were made in open-market transactions as part of our publicly announced plans.

[2] On May 16, 2005, we announced that our Board of Directors had authorized a plan to repurchase up to $125.0 million of our common stock. In the fourth quarter of fiscal 2006, the remaining 13,700 shares were purchased under this plan. On April 20, 2006, upon completion of the repurchase plan authorized in May 2005, we announced that our Board of Directors had authorized an additional plan to repurchase up to $100.0 million of our common stock. In the fourth quarter of fiscal 2006, a total of 1.1 million shares were purchased under this plan. As of June 30, 2006, the remaining authorized amount for stock repurchases under the program was $65.0 million.

ITEM 6. *SELECTED FINANCIAL DATA*

(In thousands, except per share data)	2006	2005	2004	2003	2002
	Year Ended June 30,				
Consolidated Statement of Income Data:					
Revenues:					
Software licenses	$ 295,117	$ 273,408	$240,096	$ 201,766	$196,066
Maintenance and services	470,115	429,185	382,104	308,692	295,952
Total revenues	765,232	702,593	622,200	510,458	492,018
Costs and expenses:					
Cost of software license	17,802	16,136	13,362	15,419	15,430
Cost of maintenance and services	174,868	158,272	147,816	132,510	137,047
Sales and marketing	294,670	255,182	225,951	190,025	182,311
Research and development	116,309	104,108	96,240	73,776	72,206
General and administrative	70,245	68,056	63,621	47,207	64,843
Restructuring and other charges	4,319	6,048	4,202	764	107
In-process research and development	-	-	2,300	-	-
Total costs and expenses	678,213 [1]	607,802	553,492	459,701	471,944
Operating income	87,019	94,791	68,708	50,757	20,074
Interest and other income	13,063	7,844	4,283	5,848	7,027
Interest and other expense	(1,298)	(53)	(1,230)	(2,940)	(4,635)
Gain (loss) on redemption of debt	-	-	(936)	478	941
Income before income taxes	98,784	102,582	70,825	54,143	23,407
Income tax provision	35,692	35,903	27,055	20,033	8,426
Net income	$ 63,092	$ 66,679	$ 43,770	$ 34,110	$ 14,981
Basic net income per share	$ 1.07	$ 1.12	$ 0.77	$ 0.66	$ 0.30
Diluted net income per share	$ 1.04	$ 1.08	$ 0.73	$ 0.64	$ 0.30
Shares used in computing basic net income per share	58,901	59,534	56,982	51,677	49,254
Shares used in computing diluted net income	60,484 [1]	61,886	59,631	53,541	50,237
Consolidated Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 437,283	$ 440,748	$ 368,175	$ 416,554	$ 330,258
Working capital	292,390	330,220	273,983	350,649	281,501
Total assets	982,320	899,436	813,606	656,543	588,069
Deferred revenue	171,142	140,772	136,286	104,868	94,910
Long-term debt	-	-	-	50,040	80,802
Long-term restructuring liabilities and other	21,384	24,830	26,619	11,326	11,743
Stockholders' equity	589,585	583,900	519,571	397,325	299,657

[1] As discussed in Note 2 to the consolidated financial statements, Hyperion changed the manner in which it accounts for stock-based compensation for the year ended June 30, 2006.

10-K

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Hyperion Solutions Corporation (the "Company"), a Delaware corporation that was founded as IMRS International in 1981, is a leading provider of business performance management ("BPM") software. More than 12,000 customers rely on Hyperion software to provide visibility into how their businesses are performing and to help them plan and model to improve that performance. We offer the industry's only business performance management solution that integrates financial management applications with a business intelligence platform into a single system.

Business Performance Management builds on business intelligence ("BI"), which is commonly referred to as query, reporting, and analysis. Our solutions enable customers to collect, organize, and analyze data from disparate transaction systems such as accounting, billings, bookings, supply chain, sales force automation, and call centers. Employees at all levels across organizations – in the finance department and beyond – use our products to understand their company's unique business drivers, align goals across the organization, monitor performance against these goals, and make adjustments as insights and opportunities arise to gain a competitive advantage.

In September 2005, Hyperion released Hyperion System 9 ("System 9"), the only performance management system that integrates a modular suite of financial management applications with a BI platform. System 9 enables business users to report the past, monitor the present, and anticipate the future – activities that are required for corporations to thrive in today's business environment. System 9 also helps control information technology ("IT") complexity by eliminating the need for multiple BI systems and reporting tools.

In May 2006, Hyperion completed the acquisition of certain assets of privately held UpStream Software, a leading provider of data readiness and guided workflow solutions used to track the movement of financial information. We subsequently launched Hyperion System 9 Financial Data Quality Management ("Hyperion FDM"), which enables customers to generate trustworthy financial data, improve visibility of financial data management processes, save time in critical financial processes, and lower the overall cost of compliance. Hyperion is the first BPM vendor to deliver a packaged solution for financial data quality management.

Hyperion is headquartered in Santa Clara, California. We serve customers in 45 countries through our direct field organization and our network of more than 600 partners worldwide. As of June 30, 2006, Hyperion employed 2,720 people globally.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require us to make estimates and judgments that significantly affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods. We believe the following critical accounting policies affect our most significant estimates and judgments used in the preparation of our consolidated financial statements.

Revenue Recognition

We derive revenues from licensing our software products and providing maintenance, consulting, and training services. Our standard software license agreement is a perpetual license to use our products on an end-user, concurrent user, or central processing unit basis.

We record revenue from licensing our software products to end-users provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is probable and delivery of the product has occurred, as prescribed by Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"). For arrangements with multiple elements and for which vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements, revenue is recognized for the delivered elements based upon the residual method in accordance with Statement of Position No. 98-9, "Modifications of SOP 97-2 with Respect to Certain

Transactions." Amounts billed or payments received in advance of revenue recognition are recorded as deferred revenue.

Maintenance agreements are generally twelve-month prepaid contracts that are recognized ratably over the service period. VSOE of fair value for maintenance is measured by the stated renewal rates included in the agreements.

Customers may also enter into arrangements that are typically on a time and materials basis for consulting and training services. Training services are generally prepaid prior to rendering the service. Consulting and training revenues are typically recognized as earned. Consulting revenues are generated primarily from implementation services related to the installation of our products. These arrangements are generally accounted for separately from the license revenue because the arrangements qualify as "service transactions" as defined in SOP 97-2. Our services are generally not essential to the functionality of the software. Our products are fully functional upon delivery of the product and implementation does not generally require significant modification or alteration. Factors considered in determining whether the revenue should be accounted for separately include, but are not limited to: degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fee. Payments related to the software product to which the services relate are typically billed independently from the services and, therefore, are not coincident with performance of such services. License agreements generally do not include acceptance provisions. In the infrequent circumstance where an arrangement does not qualify for separate accounting of the license and service elements, license revenue is generally recognized together with the consulting services using the percentage-of-completion method of contract accounting in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts," and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contracts." VSOE of fair value for consulting and training services is based upon the standard hourly rate we charge for such services when sold separately.

If the fair value of any undelivered element included in a multiple-element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered or services have been performed. License revenue from resellers or distributors is recognized upon evidence of sell-through to the end customer. If we determine that collection of a license fee is not probable, the fee is deferred and revenue is recognized at the time collection becomes probable, which is generally upon receipt of cash.

Stock-Based Compensation

On July 1, 2005, Hyperion adopted SFAS 123(R) using the modified prospective method. SFAS 123(R) addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. We estimate the fair value of stock options using the Black-Scholes valuation model, consistent with the provisions of "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95," Staff Accounting Bulletin No. 107, and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") for our pro forma disclosures of net earnings for periods prior to the adoption of SFAS 123(R). Option-pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Judgment is also required in estimating the number of stock-based awards that are expected to be forfeited. If actual results or future changes in estimates differ significantly from our current estimates, stock-based compensation expense and our consolidated results of operations could be materially impacted.

In fiscal 2005 and 2004, Hyperion expensed stock-based awards under the guidance of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and applied the disclosure provisions of SFAS 123. During these periods we recognized expense only for restricted stock and for stock options issued with exercise price set below market price on the date of grant. The measurement and expense attributions methods are different under SFAS 123(R) and under APB 25, and therefore the expenses recorded under these standards are not comparable.

The following table presents stock compensation expense recognized in accordance with SFAS 123(R) during fiscal 2006 as compared with the stock-based compensation expense recognized under APB 25 during fiscal years 2005 and 2004:

	Stock-Based Compensation Expensed under SFAS 123(R)		Stock-Based Compensation Expensed under APB 25			
(In thousands)	Year Ended June 30, 2006	Percent of Total Expense	Year Ended June 30, 2005	Percent of Total Expense	Year Ended June 30, 2004	Percent of Total Expense
Cost of revenues:						
Software licenses	$ 32	-	$ -	-	$ -	-
Maintenance and services	3,579	12%	140	5%	151	4%
Sales and marketing	14,105	45%	1,257	45%	1,299	30%
Research and development	6,935	22%	394	14%	453	10%
General and administrative	6,452	21%	1,019	36%	2,448	56%
Total stock-based compensation	$ 31,103	100%	$ 2,810	100%	$ 4,351	100%

Accounts Receivable Allowances

We make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are based upon a review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are made at differing rates, based upon the age of the receivable. In determining these provisions, we analyze several factors, including: our historical collection experience, customer concentrations, customer credit-worthiness, and current economic trends. If the historical data used to calculate the accounts receivable allowances does not reflect our future ability to collect outstanding receivables, we may record additional provisions for accounts receivable allowances. We record the provision for accounts receivable allowances either as a reduction of revenue or in general and administrative expense in order to match the underlying cause of the provision to the appropriate classification in our consolidated statements of operations.

Our accounts receivable allowance was $10.4 million at June 30, 2006, and $10.1 million at June 30, 2005. The total provision for accounts receivable allowances was $6.8 million, $6.1 million, and $8.1 million in fiscal 2006, 2005, and 2004, respectively. Of these provisions, $0.1 million, $0.1 million, and $1.4 million were recorded in general and administrative expense in fiscal 2006, 2005, and 2004, respectively, and $6.7 million, $6.0 million, and $6.7 million were recorded as a reduction of revenue in fiscal 2006, 2005, and 2004, respectively.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which, using an asset and liability approach, requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not contemplated.

During the preparation of our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, a valuation allowance is established. To the extent we establish a valuation allowance or increase this allowance in a period, an expense is recorded within the tax provision in the consolidated statements of operations.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. We have recorded a valuation allowance due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily relating to foreign net operating loss carryforwards, before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which we operate and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, additional valuation allowances may need to be recorded which could materially impact our financial position and results of operations.

Our accounting for income taxes also requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is estimable and probable that a liability has been incurred. It is possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Valuation of Goodwill, Intangibles, and Long-Lived Assets

We account for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires us to review goodwill for impairment on an annual basis, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This impairment review is performed annually in the fourth quarter of the fiscal year. We have determined that we have only a single reporting unit, and we are required to make estimates regarding the fair value of that reporting unit when testing for potential impairment. We estimate the fair value of our reporting unit using our market capitalization.

We account for finite-lived intangibles and long-lived assets under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which requires us to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important which could trigger an impairment review include: (i) significant underperformance relative to historical or projected future operating results; (ii) significant changes in the manner of use of the assets or the strategy for our overall business; (iii) significant decrease in the market value of the assets; and (iv) significant negative industry or economic trends. Based upon the existence of one or more indicators of impairment, we measure any impairment of intangibles or long-lived assets based on the estimated future discounted cash flows using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Our estimates of cash flows require significant judgment based on our historical results and anticipated results and are subject to many factors that may change in the near term. During the fourth quarter of fiscal 2006, Hyperion recorded an impairment charge of $1.0 million related to one of its equity investments, which had been recorded at cost and is included in interest and other expense in the consolidated statement of operations.

RESULTS OF OPERATIONS

The following table presents selected financial data for the periods indicated as a percentage of total revenue:

	Year Ended June 30,					
(In thousands)	2006	Percent of Total Revenue	2005	Percent of Total Revenue	2004	Percent of Total Revenue
REVENUES						
Software licenses	$ 295,117	39%	$ 273,408	39%	$240,096	39%
Maintenance and services:						
Maintenance	328,818	43%	299,093	42%	264,866	42%
Consulting and training	141,297	18%	130,092	19%	117,238	19%
	470,115	61%	429,185	61%	382,104	61%
TOTAL REVENUES	765,232	100%	702,593	100%	622,200	100%
COSTS AND EXPENSES						
Cost of revenues:						
Software licenses	17,802	2%	16,136	2%	13,362	2%
Maintenance and services	174,868	23%	158,272	23%	147,816	24%
Sales and marketing	294,670	39%	255,182	36%	225,951	36%
Research and development	116,309	15%	104,108	15%	96,240	16%
General and administrative	70,245	9%	68,056	10%	63,621	10%
Restructuring charges	4,319	1%	6,048	1%	4,202	1%
In-process research and development	-	-	-	-	2,300	0%
TOTAL COSTS AND EXPENSES	678,213	89%	607,802	87%	553,492	89%
OPERATING INCOME	87,019	11%	94,791	13%	68,708	11%
Interest and other income	13,063	2%	7,844	1%	4,283	0%
Interest and other expense	(1,298)	0%	(53)	0%	(1,230)	0%
Loss on redemption of debt	-	-	-	-	(936)	0%
INCOME BEFORE INCOME TAXES	98,784	13%	102,582	14%	70,825	11%
Income tax provision	35,692	5%	35,903	5%	27,055	4%
NET INCOME	$ 63,092	8%	$ 66,679	9%	$ 43,770	7%

(In thousands)	2006	2005	2004	2006-2005 Change	2006-2005 %	2005-2004 Change	2005-2004 %
	Year Ended June 30,						
REVENUES							
Software licenses	$ 295,117	$ 273,408	$240,096	$ 21,709	8%	$ 33,312	14%
Maintenance and services:							
Maintenance	328,818	299,093	264,866	29,725	10%	34,227	13%
Consulting and training	141,297	130,092	117,238	11,205	9%	12,854	11%
	470,115	429,185	382,104	40,930	10%	47,081	12%
TOTAL REVENUES	765,232	702,593	622,200	62,639	9%	80,393	13%
COSTS AND EXPENSES							
Cost of revenues:							
Software licenses	17,802	16,136	13,362	1,666	10%	2,774	21%
Maintenance and services	174,868	158,272	147,816	16,596	10%	10,456	7%
Sales and marketing	294,670	255,182	225,951	39,488	15%	29,231	13%
Research and development	116,309	104,108	96,240	12,201	12%	7,868	8%
General and administrative	70,245	68,056	63,621	2,189	3%	4,435	7%
Restructuring charges	4,319	6,048	4,202	(1,729)	(29)%	1,846	44%
In-process research and development	-	-	2,300	-	-	(2,300)	(100)%
TOTAL COSTS AND EXPENSES	678,213	607,802	553,492	70,411	12%	54,310	10%
OPERATING INCOME	87,019	94,791	68,708	(7,772)	(8)%	26,083	38%
Interest and other income	13,063	7,844	4,283	5,219	67%	3,561	83%
Interest and other expense	(1,298)	(53)	(1,230)	1,245	2,349%	1,177	96%
Loss on redemption of debt	-	-	(936)	-	-	936	100%
INCOME BEFORE INCOME TAXES	98,784	102,582	70,825	(3,798)	(4)%	31,757	45%
Income tax provision	35,692	35,903	27,055	(211)	(1)%	8,848	33%
NET INCOME	$ 63,092	$ 66,679	$ 43,770	$ (3,587)	(5)%	$22,909	52%

REVENUES

Total revenues increased 9% in fiscal 2006 compared to fiscal 2005. The growth in revenue from fiscal 2005 to fiscal 2006 was primarily attributed to strong growth in all geographies across all product areas and new customer revenues resulting from System 9, which was released in September 2005. Total revenues increased 13% in fiscal 2005 compared to fiscal 2004. The growth in revenue from fiscal 2004 to fiscal 2005 was primarily attributed to the growth in reporting, consolidations, and financial planning products and related services.

The change in foreign currency exchange rates unfavorably impacted total revenues in fiscal 2006 compared to fiscal 2005 by approximately $11.9 million due to the strengthening of the U.S. dollar against the Euro. The change in foreign exchange rates favorably impacted total revenues by approximately $13.7 million in fiscal 2005 compared to fiscal 2004 due to the increase in strength of the Euro against the U.S. dollar. Excluding the impact of foreign currency exchange rate changes, total revenues would have increased 11% in both fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004.

Software license revenue. Software license revenues increased 8% to $295.1 million in fiscal 2006 from $273.4 million in fiscal 2005. The increase in license revenue in fiscal 2006 compared to fiscal 2005 was primarily attributable to increased sales associated with the customer adoption of System 9. The majority of System 9 transactions were made to existing customers, and many of these customers purchased additional software in conjunction with their System 9 migration.

Software license revenues increased 14% to $273.4 million in fiscal 2005 from $240.1 million in fiscal 2004. The increase in software license revenue in fiscal 2005 is due to improved sales execution and an increase in demand for our products, primarily our financial applications and reporting products.

We market our products through our direct sales force and channel partners. To date, we have generated the majority of our license revenue through our direct sales force, but we continue to focus on complementing our direct sales force with channel partners, which include OEMs, VARs, system integrators, and independent distributors. License revenue from channel partners comprised 22% of total license revenues in fiscal 2006 compared to 26% in fiscal 2005 and 24% in fiscal 2004. The percentage of license revenue derived from our channel partners can fluctuate between periods, as it is sensitive to large individual transactions that are neither predictable nor consistent in size or timing. No single channel partner or direct customer represented more than 10% of total revenues during the periods presented.

Maintenance and services revenue. Maintenance and services revenue increased 10% in fiscal 2006 compared to fiscal 2005, which was comprised of a 10% increase in maintenance revenue and a 9% increase in consulting and training revenue. Maintenance and services revenue increased 12% in fiscal 2005 compared to fiscal 2004, which was comprised of a 13% increase in maintenance revenue and an 11% increase in consulting and training revenue.

The increase in maintenance and services revenue in fiscal 2006 was primarily due to the increase in our customer base, improved renewal rates for maintenance, and higher utilization and billing rates. The increase in consulting revenue in fiscal 2006 was principally due to changes in sales compensation plans and higher utilization and billing rates.

The increase in maintenance revenue in fiscal 2005 was primarily attributable to our year-over-year growth of our installed customer base. The increase in consulting and training services revenue in fiscal 2005 was principally due to increased sales of consulting services resulting from an increase in licensing contracts during the fiscal year.

COST OF REVENUES

Cost of software license revenue. Cost of software license revenue consists primarily of royalty expenses, amortization of capitalized software development costs, amortization of acquired technologies, and the cost of product packaging and documentation materials. Cost of software license revenue increased 10% to $17.8 million in fiscal 2006 from $16.1 million in fiscal 2005. This increase was primarily due to an increase in royalties of $1.4 million, which resulted from different mixes of product sales year-over-year.

Cost of software license revenues increased 21% to $16.1 million in fiscal 2005 from $13.4 million in fiscal 2004 while software license revenue increased 14%. This increase was primarily due to the increase in amortization of acquired technologies related to the acquisition of QiQ Solutions in July 2004 and Razza Solution in January 2005.

Gross margin on software license revenue was consistent at 94% in fiscal 2006, fiscal 2005, and fiscal 2004.

In fiscal 2006, 2005, and 2004, we capitalized $6.7 million, $5.8 million, and $2.2 million of software development costs, respectively, in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" ("SFAS 86"). The amounts capitalized relate to localization costs for our software products. The amortization of capitalized software development costs begins upon the general release of the software to customers. Amortization of capitalized software development costs, which is included in cost of software license revenue, totaled $3.1 million, $2.7 million, and $2.3 million in fiscal 2006, 2005, and 2004, respectively. The significant level of spending on software product development costs in fiscal 2006 and fiscal 2005 was attributed to our increased focus on localizing Hyperion's products for international markets in conjunction with our product releases in the U.S. Capitalized software product development costs are amortized over the estimated economic lives of the products, which is generally three years.

Cost of maintenance and services revenue. Cost of maintenance and services revenue consists largely of compensation and benefits for support, consulting, and training personnel. Cost of maintenance and services revenue increased 10% to $174.9 million in fiscal 2006 from $158.3 million in fiscal 2005. Cost of maintenance and services revenue increased in fiscal 2006 compared to fiscal 2005 due to a $10.4 million increase in employee expenses, which resulted from an increase in headcount and a $3.4 million increase in stock-based compensation expense recognized in accordance with SFAS 123(R). Cost of maintenance and services revenue also increased in fiscal 2006 compared to fiscal 2005 due to a $2.2 million increase in other external personnel costs, primarily associated with third-party consultants utilized to deliver consulting services to our customers and offshoring activities undertaken to supplement our support infrastructure, and a $3.3 million increase in travel and entertainment expenses. Maintenance and services headcount increased 8% from 795 employees at June 30, 2005, to 860 employees at June 30, 2006. In an effort to provide more expansive support in a cost-effective manner, during the third quarter of fiscal 2006, we expanded our offshore capabilities of our technical support staff. We currently provide technical support on a geographically distributed model that includes staff residing in the United States and India.

Cost of maintenance and services revenue increased 7% to $158.3 million in fiscal 2005 from $147.8 million in fiscal 2004. The increase in cost of maintenance and services revenue in fiscal 2005 compared to fiscal 2004 was principally due to a $5.7 million increase in employee expenses and a $1.5 million increase in subcontractor and other external personnel costs, which resulted primarily from increased revenue year-over-year. Maintenance and services headcount grew 4% to 795 employees at June 30, 2005, from 761 employees at June 30, 2004.

Gross margin on maintenance and services revenue was 63% in fiscal 2006 compared to 63% in fiscal 2005 and 61% in fiscal 2004. The increase in gross margin from fiscal 2004 to fiscal 2005 was due to increased utilization rates and, to a lesser extent, due to a higher mix of maintenance revenue as a percentage of total maintenance and services revenues.

OPERATING EXPENSES

Sales and marketing. Sales and marketing expense primarily consists of employee compensation, benefits, and related costs of our sales and marketing personnel, sales commissions, marketing programs, and occupancy and equipment costs. Sales and marketing expense increased 15% to $294.7 million in fiscal 2006 from $255.2 million in fiscal 2005. Sales and marketing expense increased in fiscal 2006 compared to fiscal 2005 primarily due to a $35.8 million increase in employee expenses, of which $20.9 million was due to an increase in employee compensation costs, which resulted from an increase in headcount and a $12.8 million increase in stock-based compensation expense recognized in accordance with SFAS 123(R). Sales and marketing expenses also increased in fiscal 2006 compared to fiscal 2005 due to a $3.0 million increase in marketing costs primarily from demand generation activities associated with the System 9 release. Sales and marketing headcount increased 11% from 876 employees at June 30, 2005, to 970 employees as of June 30, 2006.

Sales and marketing expense increased 13% to $255.2 million in fiscal 2005 from $226.0 million in fiscal 2004. This increase was mainly due to a $19.8 million increase in total employee expenses, both fixed and variable compensation, a $1.8 million increase in marketing expenses, and a $1.8 million increase in travel and entertainment expenses in fiscal 2005 compared to fiscal 2004. Sales and marketing headcount grew 5% to 876 employees at June 30, 2005, from 835 employees at June 30, 2004.

Research and development. Research and development expense primarily consists of employee compensation, benefits, and related costs of our engineering staff, external personnel costs, and occupancy and equipment costs. Our research and development activities are focused on the development of new products, enhancements of existing products, and quality assurance activities. We account for research and development costs in accordance with SFAS 86, which specifies that costs incurred internally from the research and development of computer software products should be charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility of our software products is reached shortly before the products are released to customers. Costs that are incurred after establishment of technological feasibility other than those related to our localization efforts are not material, and therefore, we expense all research and development costs as they are incurred.

Research and development expense increased 12% to $116.3 million in fiscal 2006 from $104.1 million in fiscal 2005. The increase in research and development expense in fiscal 2006 compared to fiscal 2005 resulted primarily from a $6.7 million increase in employee expenses, of which $6.5 million was due to an increase in stock-based compensation expense recognized in accordance with SFAS 123(R). Research and development expense also increased in fiscal 2006 compared to fiscal 2005 due to an increase in external personnel costs of $5.1 million, resulting in part from our engineering offshoring activities as well as the utilization of subcontractors to meet the demands of our product releases. Within our cost structure for research and development, we have engineering offshore contracts in India and Belarus that employ approximately 300 consultants, who are not included in our employee headcount. Research and development headcount decreased 3% from 509 employees at June 30, 2005, to 495 employees at June 30, 2006.

Research and development expense increased 8% to $104.1 million in fiscal 2005 from $96.2 million in fiscal 2004. Although research and development headcount decreased 4% from 531 employees at June 30, 2004, to 509 employees at June 30, 2005, the increase in overall expenses was mainly attributable to a $3.3 million increase in employee expenses and a $3.8 million increase in subcontractor and other external personnel costs. These increases reflect our continued investment in talented engineers who are needed to develop our newest product offerings and enhance our existing solutions. In fiscal 2005, we expanded our research and development capacity by entering into engineering offshore contracts in India and Belarus. At June 30, 2005, we utilized approximately 200 engineering consultants who are not included in our headcount figure of 509 employees.

General and administrative. General and administrative expense primarily consists of employee salaries and related costs, professional fees, and occupancy and equipment costs. General and administrative expense increased 3% to $70.2 million in fiscal 2006 from $68.1 million in fiscal 2005. General and administrative expense increased in fiscal 2006 compared to fiscal 2005 primarily due to a $5.4 million increase in stock-based compensation expense recognized in accordance with SFAS 123(R). This increase was partially offset by a $1.7 million decrease in employee expenses largely due to the decrease in headcount and a $1.4 million decrease in occupancy and telecommunications costs. In addition, we received proceeds of $1.0 million from an insurance claim for actual litigation costs incurred. General and administrative headcount decreased 2% from 396 employees at June 30, 2005, to 387 employees at June 30, 2006.

General and administrative expense increased 7% to $68.1 million in fiscal 2005 from $63.6 million in fiscal 2004. This increase was principally due to a $6.2 million increase in professional services related to our compliance efforts associated with Section 404 of the Sarbanes-Oxley Act and various legal matters. This increase was offset by a $1.3 million decrease in bad debt expense. General and administrative headcount grew 7% to 396 employees at June 30, 2005, from 370 employees at June 30, 2004.

RESTRUCTURING AND OTHER CHARGES

During fiscal 2006, we received notification of departure from a tenant who decided not to renew its sublease contract on our leased facility in Egham, United Kingdom. The sublease with our tenant expires on August 29, 2006. Our original lease contract with the main landlord of the facility expires on March 13, 2021, with an option to exit the lease five years earlier on March 13, 2016. During the fourth quarter of fiscal 2006, we determined that we would not utilize the space that the subtenant will vacate at the end of August 2006 through the remainder of our lease term. Accordingly, we recorded a restructuring charge of $3.6 million during the fourth quarter ended June 30, 2006. These restructuring costs were accounted for under Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") and are included as a charge to Hyperion's results of operations.

In the second quarter of fiscal 2006, management approved and initiated plans to eliminate certain duplicative activities associated with the customer support and engineering organizations. We recorded a restructuring charge of $0.7 million for employee severance benefits and $0.1 million for facility closure costs in fiscal 2006. These restructuring costs were accounted for under SFAS 146 and are included as a charge to Hyperion's results of operations. Through June 30, 2006, we paid $0.5 million on this restructuring plan. Future cash payments related to this restructuring plan are expected to be substantially completed by December 31, 2006.

During fiscal 2005, we vacated our facilities in Sunnyvale and San Francisco, California. This resulted in a restructuring charge in fiscal 2005 of approximately $6.1 million. These restructuring costs, net of adjustments, were accounted for under SFAS 146. All amounts under this restructuring plan were substantially paid as of June 30, 2005.

In the fourth quarter of fiscal 2004, we signed an engineering consulting agreement with a consulting firm based in Bangalore, India, in an effort to increase our offshore development capacity and capability. As a result of this initiative, in July 2004, we reduced our U.S.-based development staff by approximately 50 employees, or approximately 10% of our development headcount, and, under SFAS 146, recorded a restructuring charge in fiscal 2005 of approximately $1.0 million. This restructuring charge consisted of severance and related benefits costs. All amounts under this restructuring plan were substantially paid as of June 30, 2005.

In connection with the acquisition of Brio in October 2003, Hyperion recorded $36.1 million of restructuring costs in connection with exiting certain pre-acquisition activities of Brio, including $4.8 million of employee severance costs, $26.6 million of facility closure costs, and $4.7 million of asset impairments related to the facility closures. These costs have been recognized as liabilities assumed in the purchase business combination in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). In fiscal year 2005, Hyperion adjusted the restructuring charges recorded in fiscal 2004 by $(0.5) million, which is included as a credit to Hyperion's results of operations and resulted from a change in the estimate of sublease income primarily related to the Santa Clara, California facility. Future cash payments related to the Brio restructuring plan are expected to be substantially completed by the end of June 2010.

In June 2001, Hyperion announced a corporate restructuring plan designed to bring costs more in line with revenues and strengthen the financial performance of the company, which resulted in a reduction of the workforce by approximately 300, or 12% of worldwide headcount. Employee groups impacted by the restructuring included personnel involved in corporate services, product business units, sales, and customer support. In addition, Hyperion consolidated some of its facilities and exited other facilities. In June 2001, the total amount recorded as restructuring and other charges was $42.8 million and was accounted for under Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"), which was subsequently superseded by SFAS 146. In fiscal years 2005, 2004, 2003, and 2002, Hyperion adjusted the restructuring charges recorded in fiscal 2001 by $(0.6) million, $0.6 million, $0.8 million, and $0.1 million respectively. These adjustments resulted primarily from a change to the estimate of sublease income related to our facility exit costs and did not represent new restructuring activities. Future cash payments related to this restructuring plan are expected to be made through September 2008.

The following table sets forth the activity in Hyperion's restructuring accruals accounted for under SFAS 146 and EITF 94-3, which are included in "Restructuring liabilities" and "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheets (in thousands):

	Severance	Facilities	Asset Impairments	Other	Total
Accrual balance at June 30, 2003	$ -	$ 13,358	$ -	$ 1,850	$ 15,208
Restructuring charges	3,410	792	-	-	4,202
Cash payments	(3,299)	(2,073)	-	(91)	(5,463)
Accrual balance at June 30, 2004	111	12,077	-	1,759	13,947
Restructuring charges	1,029	4,850	646	-	6,525
Non-cash items	(5)	(241)	(646)	(9)	(901)
Cash payments	(1,040)	(7,447)	-	-	(8,487)
Accrual balance at June 30, 2005	95	9,239	-	1,750	11,084
Restructuring charges	666	3,717	-	-	4,383
Non-cash items	(1)	(104)	-	(1,619)	(1,724)
Cash payments	(493)	(2,304)	-	-	(2,797)
Accrual balance at June 30, 2006	$ 267	$ 10,548	$ -	$ 131	$ 10,946

10-K

The following table sets forth the activity in Hyperion's restructuring accruals accounted for under EITF 95-3 which are included in "Restructuring liabilities" and "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheets (in thousands):

	Severance	Facilities	Asset Impairments	Total
Balance at June 30, 2003	$ -	$ -	$ -	$ -
Restructuring charges	4,767	26,588	4,719	36,074
Non-cash items	-	-	(4,719)	(4,719)
Cash payments	(3,263)	(4,181)	-	(7,444)
Balance at June 30, 2004	1,504	22,407	-	23,911
Restructuring credits	-	(477)	-	(477)
Non-cash items	(29)	(103)	-	(132)
Cash payments	(1,114)	(6,479)	-	(7,593)
Balance at June 30, 2005	361	15,348	-	15,709
Restructuring charges (credits)	(66)	2	-	(64)
Non-cash items	196	(16)	-	180
Cash payments	(474)	(3,482)	-	(3,956)
Balance at June 30, 2006	$ 17	$ 11,852	$ -	$ 11,869

Of the total $22.8 million of restructuring accruals, $6.9 million is accounted for in "Restructuring liabilities" as current liabilities and $15.9 million is included in "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheet as of June 30, 2006. The restructuring costs recorded are based on Hyperion's restructuring plans that have been committed to by management and are subject to refinement.

IN-PROCESS RESEARCH AND DEVELOPMENT

In fiscal 2006, no amount was allocated to in-process research and development costs ("IPR&D") as a result of our acquisition of UpStream Software in May 2006. In fiscal 2005, no amount was allocated to IPR&D expense as a result of our acquisitions of QIQ Solutions in July 2004 or Razza Solutions in January 2005. During fiscal 2004, in connection with our acquisition of Brio, we recorded a charge of $2.3 million for the write-off of IPR&D related to the Brio 8 product line operations because the purchased research and development had no alternative uses and had not reached technological feasibility. The fair value assigned to IPR&D was determined using the income approach. The stage of completion for the project was estimated to determine the discount rate of 20% to be applied to the valuation of the in-process technology. The assumptions used in determining the value of IPR&D has been consistent with actual results to date.

INTEREST AND OTHER INCOME

Interest and other income consist primarily of interest earned on cash, cash equivalents, and our short-term investment portfolio. Interest and other income increased 67% to $13.1 million in fiscal 2006 from $7.8 million in fiscal 2005 partially due to increases in interest rates and increases in average balances of cash, cash equivalents, and short-term investments. In addition, in fiscal 2006, we recorded a gain of $1.0 million on the sale of a 1.7-acre property owned in Stamford, Connecticut, which was sold to the Connecticut Department of Transportation under eminent domain. Interest and other income increased 83% to $7.8 million in fiscal 2005 from $4.3 million in fiscal 2004 primarily due to increases in interest rates and increases in balances of cash, cash equivalents, and short-term investments.

INTEREST AND OTHER EXPENSE

Interest and other expense consist primarily of asset impairment charges, interest, and amortization of deferred debt issuance costs related to our convertible subordinated notes. Interest and other expense increased to $1.3 million in fiscal 2006 from $0.1 million in fiscal 2005 primarily due to an impairment charge of $1.0 million recognized on one of our equity investments, which had been recorded at cost. Interest and other expense decreased 96% to $0.1 million in fiscal 2005 from $1.2 million in fiscal 2004 primarily due to the redemption in fiscal 2004 of our convertible subordinated notes with face value totaling $50.0 million.

LOSS ON REDEMPTION OF DEBT

During the second quarter of fiscal 2004, we redeemed our remaining convertible subordinated notes with face values totaling $50.0 million. This redemption resulted in the recognition of a loss of $0.9 million in fiscal 2004, which was comprised of the 1.286% redemption premium paid as well as the write-off of associated deferred debt issuance costs.

INCOME TAX PROVISION

Our effective income tax rate was 36% in fiscal 2006 compared to 35% in fiscal 2005 and 38% in fiscal 2004. The higher effective income tax rate in fiscal 2006 compared to fiscal 2005 is primarily due to the impact of stock-based compensation resulting from SFAS 123(R), and the expiration of the federal research and development credit on December 31, 2005, which were offset by an increase in the benefit of tax-exempt interest. The lower effective income tax rate in fiscal 2005 compared to fiscal 2004 is primarily due to the one-time charge of Brio IPR&D, which occurred in fiscal 2004, and the increases in the benefits of the tax-exempt interest, extraterritorial income exclusion, and research and development tax credits which occurred in fiscal 2005.

NET INCOME

We generated net income of $63.1 million, or $1.04 per diluted share, in fiscal 2006 compared to net income of $66.7 million, or $1.08 per diluted share, in fiscal 2005 and net income of $43.8 million, or $0.73 per diluted share, in fiscal 2004. Net income in fiscal 2006 includes the impact of expensing stock-based compensation as a result of our adoption of SFAS 123(R). Stock compensation expense of $31.1 million was recognized in fiscal 2006 compared to $2.8 million recognized in fiscal 2005 and $4.4 million recognized in fiscal 2004.

Our strongest quarter is typically our fourth fiscal quarter. Based on historical seasonality trends, we expect revenue and related sales compensation expenses to decrease in the first fiscal quarter. In addition, we expect first quarter results to be impacted by the general lower economic activity in Europe during the summer months.

LIQUIDITY AND CAPITAL RESOURCES

(In thousands)	June 30, 2006	2005	2004
Cash and cash equivalents	$ 166,055	$ 170,740	$ 172,261
Short-term investments	271,228	270,008	195,914
Working capital	292,390	330,220	273,983

(In thousands)	Year Ended June 30, 2006	2005	2004
Net cash provided by operating activities	$ 154,539	$ 130,689	$ 86,461
Net cash provided by (used in) investing activities	(68,248)	(114,970)	35,558
Net cash used in financing activities	(91,286)	(16,467)	(121,354)

At June 30, 2006, we had $166.1 million in cash and cash equivalents and $271.2 million in short-term investments, consisting primarily of balances in interest-bearing demand deposit accounts, auction rate securities, variable rate demand notes, state and municipal bonds, and other highly-liquid securities. At June 30, 2006, our working capital was $292.4 million.

We intend to fund our capital requirements, as well as our liquidity needs, with existing cash, cash equivalents, and short-term investment balances as well as cash generated from future operations, if any. However, capital requirements will depend on many factors, including our rate of revenue growth, market acceptance of our products, the timing and extent of development projects, and increases in operating expenses, all of which are subject to uncertainty. We believe that our existing cash, cash equivalent, short-term investment balances, and cash generated from our future operations, if any, will be sufficient to finance our business for at least the next 12 months. To the extent that existing cash, cash equivalent, and short-term investment balances and cash generated by operations are insufficient to fund future activities, we may need to raise additional funds through public or private debt or equity financing. Additional funds may not be available on terms favorable to us or at all. In addition, our ability to generate positive cash flows from operations may be impacted by changes in customer demand and acceptance of our products as well as our ability to manage operating expenses and achieve further operational efficiencies.

During fiscal 2006, we adopted SFAS 123(R), which requires that the benefits of tax deductions for employee stock options in excess of recognized compensation cost be reported as cash flow from financing activities rather than as cash flow from operations as previously required under Emerging Issues Task Force Issue No. 0015, "Classification in the Statement of Cash Flow of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option." In addition, Hyperion elected to establish its pool of windfall tax benefits under the "long-form" method, and therefore, has calculated such amount as if stock-based compensation had been recognized under pro forma FAS 123 and FAS 123(R).

In fiscal 2006, 2005, and 2004, we generated positive cash flow from operations of $154.5 million, $130.7 million, and $86.5 million, respectively. In fiscal 2006, our operating cash flows resulted primarily from the net income generated during the period of $63.1 million, the positive impact of non-cash items reflected in net income such as depreciation and amortization expense of $33.9 million and stock-based compensation of $31.1 million, an increase in deferred revenue of $27.9 million, and an increase in accounts payable and accrued liabilities of $20.3 million. These increases were partially offset by an increase in accounts receivable of $43.7 million due to the increased revenue in the fourth quarter of fiscal 2006. In fiscal 2005, our operating cash flows resulted primarily from the net income generated during the period of $66.7 million, an increase in income taxes payable of $15.3 million, and the positive impact of non-cash items reflected in net income such as depreciation and amortization expense of $34.5 million, and income tax benefit from stock option exercises of $11.2 million. These increases were partially offset by an increase in accounts receivable of $13.7 million due to increased revenue in the fourth quarter of fiscal 2005 and a decrease in accounts payable and accrued liabilities of $8.2 million. Our operating cash flows in fiscal 2004 were primarily the result of the net income generated during the period of $43.8 million, an increase in income taxes payable of $22.7 million, and the positive impact of non-cash items reflected in net income such as depreciation and amortization expense of $32.5 million and income tax benefit from stock option exercises of $15.5 million. These increases were partially offset by an increase in accounts receivable of $20.0 million and a decrease in accounts payable and accrued liabilities of $9.6 million.

Net cash provided by (used in) investing activities amounted to $(68.2) million, $(115.0) million, and $35.6 million in fiscal 2006, 2005, and 2004, respectively. The net cash used in investing activities in fiscal 2006 resulted primarily from purchases of property and equipment of $21.2 million and payments for acquisitions, net of cash acquired, of $37.0 million. The payment for acquisitions in fiscal 2006 related primarily to our acquisition of UpStream Software in May 2006. The net cash used in investing activities in fiscal 2005 resulted primarily from our purchases of investments, net of sales and maturities, of $76.4 million, purchases of property and equipment of $24.6 million, and payments for acquisitions of $8.2 million. The payments for acquisitions in fiscal 2005 related to our acquisition of QIQ Solutions in July 2004 and Razza Solutions in January 2005. The net cash provided by investing activities in fiscal 2004 resulted primarily from purchases of property and equipment of $22.6 million and payments for acquisitions, net of cash acquired, of $6.9 million, which were partially offset by proceeds from sales and maturities of investments, net of purchases, of $67.1 million. The payments for acquisitions in fiscal 2004 related primarily to our acquisition of Brio in October 2003. Our capital expenditures in fiscal 2006, 2005, and 2004 consisted primarily of purchases of resources to manage our operations, including computer hardware, software, and leasehold improvements. From time to time, we may acquire other companies or assets to enhance our product offerings or expand our distribution network, and in future periods, we may use our existing cash, cash equivalents, and short-term investments and cash generated from future operations to fund additional business acquisitions.

Net cash used in financing activities was $91.3 million, $16.5 million, and $121.4 million in fiscal 2006, 2005, and 2004, respectively. The cash used in financing activities in fiscal 2006 was due to $144.9 million of repurchases of our common stock under repurchase programs authorized by our Board of Directors in May 2005 and April

2006. These cash outflows were partially offset by $48.1 million of proceeds from the issuance of common stock under our employee stock option and stock purchase plans and $5.5 million of income tax benefit from the exercise of stock options. The cash used in financing activities in fiscal 2005 was due to $84.0 million of repurchases of our common stock under repurchase programs authorized by our Board of Directors in May 2004 and May 2005. This cash outflow was partially offset by $67.6 million of proceeds from the issuance of common stock under our employee stock option and stock purchase plans. The cash used in financing activities in fiscal 2004 resulted from $50.7 million paid to redeem our remaining outstanding convertible subordinated notes, which was authorized by our Board of Directors in October 2003, and $131.0 million of repurchases of our common stock under repurchase programs authorized by our Board of Directors in July 2003 and May 2004. These cash outflows were partially offset by $60.4 million of proceeds from the issuance of common stock under our employee stock option and stock purchase plans.

On May 20, 2004, Hyperion's Board of Directors authorized the company to repurchase up to $75.0 million of its common stock. No authorized funds remain under this repurchase program. On May 16, 2005, the Board of Directors authorized an additional $125.0 million. No authorized funds remain under this repurchase program. On April 20, 2006, the Board of Directors approved a third stock repurchase program of $100.0 million. As of June 30, 2006, the remaining authorized amount for stock repurchases under the program was $65.0 million. We expect to continue to repurchase shares of common stock under this plan in fiscal 2007, subject to market conditions and other factors.

The following table summarizes our future minimum lease payments under all non-cancelable lease and purchase obligations with terms in excess of one year, as of June 30, 2006, and the effect that such contractual obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

		Payments Due in			
	Total Payments Due	Fiscal 2007	Fiscal 2008 and 2009	Fiscal 2010 and 2011	Fiscal 2012 and Thereafter
Operating lease obligations [1]	$ 109,931	$ 24,905	$ 38,605	$ 19,498	$ 26,923
Capital lease obligations [2]	984	362	622	-	-
Purchase obligations [3]	1,092	1,092	-	-	-
	$ 112,007	$ 26,359	$ 39,227	$ 19,498	$ 26,923

[1] Excludes minimum sublease rentals aggregating approximately $12.2 million due in the future under non-cancelable subleases.

[2] Represents remaining payments under capital leases of computer equipment, including $0.1 million of imputed interest.

[3] Represents amounts associated with agreements that are enforceable, legally binding, and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payment.

See Note 13 of our Notes to Consolidated Financial Statements for further information regarding our lease commitments.

In connection with the UpStream acquisition, Hyperion may be required to pay up to a maximum of $4.0 million in performance payments through fiscal year 2008, based on the achievement of revenue targets.

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as defined in Regulation S-K Item 303 (a)(4) as of June 30, 2006.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which will be effective for us in the first quarter of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. We are currently evaluating the impact of FIN 48 on our consolidated financial statements. We currently recognize an uncertain income tax position related to the timing of recognition if we are more likely than not to prevail. For uncertain income tax positions not related to timing of recognition, we recognize the position if it is probable that we will prevail. Since the standard establishes a lower threshold for recognizing the benefit of some uncertain tax positions than we have historically used, our adoption of FIN 48 could have a significant impact on our financial statements as we may be required to record additional income tax increases or decreases from uncertain tax positions.

In February 2006, FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments". ("SFAS 155") which amends Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS 155 in the first quarter of fiscal 2007 to have a material impact on our results of operations or financial position.

In November 2005, FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Effective upon issuance, this FSP describes an alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). Companies have one year from the later of the adoption of SFAS 123(R) or the effective date of the FSP to evaluate their transition alternatives and make a one-time election. As a result, Hyperion has elected the "long-form" method to establish its APIC pool required under FAS 123(R) for fiscal year ended June 30, 2006.

In June 2005, FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20 ("APB 20") and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements," and applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005, and is required to be adopted by Hyperion in the first quarter of fiscal 2007.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk. We transact business in various foreign currencies. Our exposure to foreign currency exchange rate fluctuations arises in part from non-functional currency denominated trade accounts receivable and intercompany accounts receivable. Intercompany accounts receivable arise when software royalty fees and certain other costs incurred in the United States are charged to our foreign sales subsidiaries. These intercompany accounts are typically denominated in the functional currency of the foreign subsidiary, which is generally their local currency. From time to time, we utilize foreign currency forward exchange contracts to offset the risk associated with the effects of these trade receivables and the effects of certain intercompany receivables for which we anticipate settlement in the foreseeable future. As a result, increases or decreases in these accounts due to foreign exchange rate changes are offset by gains and losses on the forward contracts so as to minimize foreign currency transaction gains and losses. Our forward contracts generally have terms of sixty days or less. We do not use forward contracts for trading purposes. All foreign currency balances and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in our consolidated statements of operations. Our ultimate realized gain or loss with respect to currency fluctuations will depend on the currency exchange rates and other factors in effect when the contracts mature.

Net foreign exchange transaction gains and losses were not material for fiscal 2006, 2005, and 2004. As of June 30, 2006, and June 30, 2005, we had net forward contracts to sell U.S. dollar equivalent of $25.3 million and $27.7 million, respectively, in foreign currency. Principal currencies hedged included the Euro, British pound, Japanese yen, and Singapore dollar. An immediate 10% change in currency exchange rates affecting our foreign exchange transactions would not have a material impact on our results of operations.

The change in foreign currency exchange rates unfavorably impacted total revenues in fiscal 2006 compared to fiscal 2005 by approximately $11.9 million primarily due to the strengthening of the U.S. dollar against the Euro. The change in foreign currency exchange rate favorably impacted total revenues in fiscal 2005 compared to fiscal 2004 by approximately $13.7 million primarily due to the increase in strength of the Euro against the U.S. dollar. Excluding the impact of foreign currency exchange rate changes, total revenues would have increased 11% in both fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004.

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while maximizing yields, without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of high-quality, liquid securities. At June 30, 2006, and June 30, 2005, our short-term investments consisted of investment-grade debt securities with a fair value of $271.2 million and $270.0 million, respectively. The portfolio is invested in securities with relatively short duration to minimize interest rate risk and for liquidity purposes in the event of immediate cash needs. Due to the short duration of our investment portfolio, an immediate 10% change in market interest rates would not have a material impact on the fair value of our investment portfolio.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hyperion Solutions Corporation:

We have completed integrated audits of Hyperion Solutions Corporation's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hyperion Solutions Corporation and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation for the year ended June 30, 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in "Internal Control — Integrated Framework" issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 31, 2006

HYPERION SOLUTIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	June 30, 2006	June 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 166,055	$ 170,740
Short-term investments	271,228	270,008
Accounts receivable, net of allowances of $10,370 and $10,053	180,384	141,045
Deferred tax assets	10,869	10,976
Prepaid expenses and other current assets	35,205	28,157
TOTAL CURRENT ASSETS	663,741	620,926
Property and equipment, net	76,221	74,911
Goodwill	157,208	137,898
Other intangible assets, net	38,525	29,811
Deferred tax assets	40,956	30,287
Other assets	5,669	5,603
TOTAL ASSETS	$ 982,320	$ 899,436
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 78,014	$ 56,657
Accrued employee compensation and benefits	68,243	53,298
Income taxes payable	47,009	32,703
Deferred revenue	171,142	140,772
Restructuring liabilities	6,943	7,276
TOTAL CURRENT LIABILITIES	371,351	290,706
Long-term restructuring liabilities and other	21,384	24,830
TOTAL LIABILITIES	392,735	315,536
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock - $0.001 par value; 5,000 shares authorized; none issued	-	-
Common stock - $0.001 par value; 300,000 shares authorized; 58,301 and 60,153 shares issued and outstanding	58	60
Additional paid-in capital	534,716	489,137
Deferred stock-based compensation	-	(4,393)
Retained earnings	57,142	100,491
Accumulated other comprehensive loss	(2,331)	(1,395)
TOTAL STOCKHOLDERS' EQUITY	589,585	583,900
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 982,320	$ 899,436

See accompanying notes to consolidated financial statements.

10-K

HYPERION SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended June 30, 2006	2005	2004
REVENUES			
Software licenses	$ 295,117	$ 273,408	$ 240,096
Maintenance and services	470,115	429,185	382,104
TOTAL REVENUES	765,232	702,593	622,200
COSTS AND EXPENSES			
Cost of revenues:			
Software licenses	17,802	16,136	13,362
Maintenance and services	174,868	158,272	147,816
Sales and marketing	294,670	255,182	225,951
Research and development	116,309	104,108	96,240
General and administrative	70,245	68,056	63,621
Restructuring charges	4,319	6,048	4,202
In-process research and development	-	-	2,300
TOTAL COSTS AND EXPENSES	678,213	607,802	553,492
OPERATING INCOME	87,019	94,791	68,708
Interest and other income	13,063	7,844	4,283
Interest and other expense	(1,298)	(53)	(1,230)
Loss on redemption of debt	-	-	(936)
INCOME BEFORE INCOME TAXES	98,784	102,582	70,825
Income tax provision	35,692	35,903	27,055
NET INCOME	$ 63,092	$ 66,679	$ 43,770
Basic net income per share	$ 1.07	$ 1.12	$ 0.77
Diluted net income per share	$ 1.04	$ 1.08	$ 0.73
Shares used in computing basic net income per share	58,901	59,534	56,982
Shares used in computing diluted net income per share	60,484	61,886	59,631

See accompanying notes to consolidated financial statements.

HYPERION SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY & COMPREHENSIVE INCOME
(In thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Deferred Stock-Based Compensation	Retained Earnings	Accumulated Other Comprehensive Gain (Loss)	Total
	Shares	Par Value		Shares	Cost				
Balance at June 30, 2003	54,981	$ 55	$ 278,321	823	$(10,847)	$(2,893)	$ 137,582	$(4,893)	$ 397,325
Comprehensive income:									
Net income							43,770		43,770
Currency translation effect, net of tax								3,510	3,510
Unrealized losses on investments, net of tax								(90)	(90)
Total comprehensive income									47,190
Stock and options issued in connection with Brio acquisition	6,320	6	132,955			(7,113)			125,848
Stock issued under equity plans	3,721	4	51,656	(823)	10,847	(1,839)	(294)		60,374
Stock repurchased and retired	(5,910)	(6)	(43,896)				(87,143)		(131,045)
Amortization of deferred stock-based compensation						4,351			4,351
Income tax benefit from exercise of stock options			15,528						15,528
Balance at June 30, 2004	59,112	59	434,564	-	-	(7,494)	93,915	(1,473)	519,571
Comprehensive income:									
Net income							66,679		66,679
Currency translation effect, net of tax								(183)	(183)
Unrealized gains on investments, net of tax								261	261
Total comprehensive income									66,757
Stock issued under equity plans	4,146	4	68,184			(392)	(227)		67,569
Stock repurchased and retired	(3,105)	(3)	(24,157)				(59,876)		(84,036)
Amortization of deferred stock-based compensation						2,810			2,810
Reduction of deferred stock-based compensation due to stock option cancellations			(683)			683			-
Income tax benefit from exercise of stock options			11,229						11,229
Balance at June 30, 2005	60,153	60	489,137	-	-	(4,393)	100,491	(1,395)	583,900
Comprehensive income:									
Net income							63,092		63,092
Currency translation effect, net of tax								176	176
Unrealized loss on investments, net of tax								(1,112)	(1,112)
Total comprehensive income									62,156
Stock issued under equity plans	2,746	3	48,865				(797)		48,071
Stock repurchased and retired	(4,598)	(5)	(39,207)				(105,644)		(144,856)
Stock-based compensation			31,080						31,080
Income tax benefit from exercise of stock options			9,234						9,234
Reclassification of deferred stock-based compensation			(4,393)			4,393			-
Balance at June 30, 2006	58,301	$ 58	$ 534,716	-	$ -	$ -	$ 57,142	$ (2,331)	$ 589,585

See accompanying notes to consolidated financial statements.

10-K

HYPERION SOLUTIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended June 30, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 63,092	$ 66,679	$ 43,770
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on redemption of debt	-	-	936
(Gain) loss on sale of assets	(990)	80	170
Loss on impairment of investment	1,000	-	-
Depreciation and amortization	33,878	34,460	32,507
Stock-based compensation	31,103	2,810	4,351
Provision for accounts receivable allowances	6,847	6,056	8,118
Deferred tax assets	(7,062)	841	(2,999)
Income tax benefit from exercise of stock options	3,735	11,229	15,528
In-process research and development	-	-	2,300
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Accounts receivable	(43,659)	(13,703)	(20,030)
Prepaid expenses and other current assets	(5,717)	(527)	(10,816)
Other assets	(106)	1,416	2,029
Accounts payable and accrued liabilities	20,259	(8,213)	(9,631)
Accrued employee compensation and benefits	14,352	1,840	(26)
Income taxes payable	14,431	15,346	22,676
Deferred revenue	27,864	5,097	534
Restructuring liabilities	(341)	5,132	303
Long-term restructuring liabilities and other	(4,147)	2,146	(3,259)
Net cash provided by operating activities	154,539	130,689	86,461
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale investments	(343,120)	(509,314)	(164,886)
Proceeds from sales and maturities of investments	339,775	432,919	232,031
Purchases of property and equipment	(21,208)	(24,456)	(22,465)
Purchases of other intangible assets	(6,724)	(5,894)	(2,224)
Payments for acquisitions, net of cash acquired	(36,971)	(8,225)	(6,898)
Net cash provided by (used in) investing activities	(68,248)	(114,970)	35,558
CASH FLOWS FROM FINANCING ACTIVITIES:			
Redemption of debt	-	-	(50,683)
Purchases of common stock	(144,856)	(84,036)	(131,045)
Proceeds from issuance of common stock	48,071	67,569	60,374
Income tax benefit from exercise of stock options	5,499	-	-
Net cash used in financing activities	(91,286)	(16,467)	(121,354)
Effect of exchange rate on cash and cash equivalents	310	(773)	4,234
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,685)	(1,521)	4,899
Cash and cash equivalents at beginning of year	170,740	172,261	167,362
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 166,055	$ 170,740	$ 172,261
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 211	$ 31	$ 2,568
Cash paid for income taxes	$ 16,875	$ 8,733	$ 5,424
NON-CASH FINANCING ACTIVITIES:			
Value of stock issued for acquisitions	$ -	$ -	$ 116,625
Deferred stock-based compensation from restricted stock issuance	$ -	$ 479	$ 3,524

See accompanying notes to consolidated financial statements.

1. BUSINESS

Hyperion Solutions Corporation is a provider of business performance management software. Our customers rely on Hyperion software to provide visibility into how their businesses are performing and to help them plan and model to improve that performance. Our solutions enable customers to collect, organize, and analyze data from disparate transaction systems such as accounting, billings, supply chain, sales force automation, and cell centers. We offer a business performance management ("BPM") solution that integrates financial management applications with a business intelligence platform into a single system. Employees at all levels across organizations – in the finance department and beyond – use our products to understand their company's unique business drivers, align goals across the organization, monitor performance against these goals, and make adjustments as insights and opportunities arise to gain a competitive advantage.

We serve customers in 45 countries and work with more than 600 partners to provide solutions to about 12,000 customer organizations worldwide. Hyperion is headquartered in Santa Clara, California, and employed 2,720 people globally as of June 30, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Hyperion and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated. Hyperion has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

On November 21, 2005, the Board of Directors approved a three-for-two stock dividend of our common stock payable on December 19, 2005, to stockholders of record as of December 1, 2005. Share and per share data for all periods presented have been adjusted to give effect to this stock dividend.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to uncollectible receivables, the useful lives of long-lived assets including property and equipment, investment fair value, goodwill and other intangible assets, income taxes, and contingencies. In addition, we use assumptions when employing the Black-Scholes option valuation model to estimate the fair value of stock options granted. Hyperion bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

Revenue Recognition

We derive revenues from licensing our software products and providing maintenance, consulting, and training services. Our standard software license agreement is a perpetual license to use our products on an end-user, concurrent user, or central processing unit basis.

We record revenue from licensing our software products to end-users provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is probable and delivery of the product has occurred, as prescribed by Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP 97-2"). For arrangements with multiple elements and for which vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements, revenue is recognized for the delivered elements based upon the residual method in accordance with Statement of Position No. 98-9, "Modifications of SOP 97-2 with Respect to Certain Transactions." Amounts billed or payments received in advance of revenue recognition are recorded as deferred revenue.

Maintenance agreements are generally twelve-month prepaid contracts that are recognized ratably over the service period. VSOE of fair value for maintenance is measured by the stated renewal rates included in the agreements.

Customers may also enter into arrangements that are typically on a time and materials basis for consulting and training services. Training services are generally prepaid prior to rendering the service. Consulting and training revenues are typically recognized as earned. Consulting revenues are generated primarily from implementation services related to the installation of our products. These arrangements are generally accounted for separately from the license revenue because the arrangements qualify as "service transactions" as defined in SOP 97-2. Our services are generally not essential to the functionality of the software. Our products are fully functional upon delivery of the product and implementation does not generally require significant modification or alteration. Factors considered in determining whether the revenue should be accounted for separately include, but are not limited to: degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fee. Payments related to the software product to which the services relate are typically billed independently from the services and, therefore, are not coincident with performance of such services. License agreements generally do not include acceptance provisions. In the infrequent circumstance where an arrangement does not qualify for separate accounting of the license and service elements, license revenue is generally recognized together with the consulting services using the percentage-of-completion method of contract accounting in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Product-Type Contracts," and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contracts." VSOE of fair value for consulting and training services is based upon the standard hourly rate we charge for such services when sold separately.

If the fair value of any undelivered element included in a multiple-element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered or services have been performed. License revenue from resellers or distributors is recognized upon evidence of sell-through to the end customer. If we determine that collection of a license fee is not probable, the fee is deferred and revenue is recognized at the time collection becomes probable, which is generally upon receipt of cash.

Foreign Currency

The functional currency of Hyperion's international subsidiaries is their local currency. The financial statements of these subsidiaries are translated into United States dollars using the period-end exchange rates for assets and liabilities and average exchange rates for the period for revenues and expenses. Foreign currency translation adjustments are recorded in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Foreign currency transaction gains and losses, derived from monetary assets and liabilities stated in a currency other than the functional currency, are recorded in the consolidated statements of operations. Foreign currency transaction gains and losses were not significant for the periods presented.

Hyperion's intercompany accounts are typically denominated in the functional currency of the foreign subsidiary. Gains and losses resulting from the remeasurement of intercompany receivables that Hyperion considers to be of a long-term investment nature are recorded in accumulated other comprehensive income (loss), while gains and losses resulting from the remeasurement of intercompany receivables from those international subsidiaries for which Hyperion anticipates settlement in the foreseeable future are recorded in the consolidated statements of operations. The net gains and losses recorded in the consolidated statements of operations were not significant for the periods presented.

Stock-Based Compensation

In March 2004, the Financial Accounting Standards Board ("FASB") issued a Statement, "Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95" ("SFAS 123(R)"), that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic method and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in the consolidated statements of operations. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB 107") regarding the Staff's interpretation of SFAS 123(R). This interpretation provides the Staff's views regarding interactions between SFAS 123(R) and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies. The interpretive guidance is intended to assist companies in applying the provisions of SFAS 123(R) and investors and users of the financial statements in analyzing the information provided.

Following the guidance prescribed in SAB 107, on July 1, 2005, Hyperion adopted SFAS 123(R) using the modified prospective method, and accordingly, we have not restated the consolidated results of income from prior interim periods and fiscal years. Under SFAS 123(R), we are required to measure compensation cost for all stock-based awards at fair value on date of grant and recognize compensation expense on a straight-line basis over the service period that the awards are expected to vest. Restricted stock awards, restricted stock units, and stock options issued under our equity plans as well as stock purchases under our employee stock purchase plan are subject to the provisions of SFAS 123(R). Stock options and restricted stock units generally vest over a four-year service period. Restricted stock awards generally vest over a three to four-year period and may vest earlier based upon the achievement of specific performance-based objectives set by the Board of Directors. Since our adoption of SFAS 123(R), there have been no changes to our equity plans.

Prior to July 1, 2005, Hyperion accounted for employee stock-based compensation using the intrinsic method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as permitted by SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Under the intrinsic method, the difference between the market price on the date of grant and the exercise price is charged to the results of operations over the vesting period on a straight-line method. Accordingly, Hyperion generally was not required to recognize compensation cost for stock options issued to Hyperion's employees or shares issued under the employee stock purchase plan. Prior to the adoption of SFAS 123(R), we recognized compensation cost only for restricted stock awards and for stock options issued with exercise prices set below market prices on the date of grant. In fiscal 2005, we recognized compensation expense of $2.0 million for restricted stock awards and $0.8 million for stock options, which were charged to our consolidated statements of operations. In fiscal 2004, we recognized compensation expense of $1.1 million for restricted stock awards and $3.3 million for stock options, which were charged to our consolidated statements of operations. For the year ended 2005 and 2004, had Hyperion accounted for all employee stock-based compensation based on the estimated grant date fair values, as defined by SFAS 123, Hyperion's net income and net income per share would have been adjusted to the following pro forma amounts (in thousands, except per share data):

	Year Ended June 30, 2005	Year Ended June 30, 2004
Net income, as reported	$ 66,679	$ 43,770
Add: stock-based compensation expense included in reported net income, net of tax	1,826	2,741
Deduct: stock-based compensation expense determined under fair value method, net of tax	(16,879)	(19,074)
Net income, pro forma	$ 51,626	$ 27,437
Net income per share:		
Basic – as reported	$ 1.12	$ 0.77
Basic – pro forma	$ 0.87	$ 0.48
Diluted – as reported	$ 1.08	$ 0.73
Diluted – pro forma	$ 0.84	$ 0.46

In the pro forma disclosures prior to the adoption of SFAS 123(R), Hyperion accounted for forfeitures upon occurrence.

10-K

Upon adoption of SFAS 123(R) in the first quarter of fiscal 2006, we recognized the compensation expense associated with awards granted on or after July 1, 2005, and the unvested portion of previously granted awards that remain outstanding as of July 1, 2005, in our consolidated statements of operations. There were no significant capitalized stock-based compensation costs at June 30, 2006. Our deferred stock-based compensation balance of $4.4 million as of June 30, 2005, which was accounted for under APB 25, was reclassified into the additional paid-in-capital account. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as cash flow from financing activities rather than as cash flow from operations as previously required under Emerging Issues Task Force Issue No. 0015, "Classification in the Statement of Cash Flow of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option."

The effect of recording stock-based compensation for the year ended June 30, 2006 was as follows:

	Year Ended June 30, 2006
Stock-based compensation expense by type of award:	
Employee stock options	$ 22,708
Restricted stock awards and restricted stock units	4,480
Employee stock purchase plan	3,915
Total stock-based compensation	31,103
Tax effect on stock-based compensation	(9,580)
Net effect on net income	$ 21,523
Tax effect on:	
Cash flow from operations	$ (5,499)
Cash flow from financing activities	$ 5,499
Effect on earnings per share:	
Basic	$ 0.37
Diluted	$ 0.36

Consistent with our valuation method for the disclosure-only provisions of SFAS 123, we are using the Black-Scholes model to value the compensation expense associated with our stock-based awards under SFAS 123(R). In addition, we estimate forfeitures when recognizing compensation expense, and we will adjust our estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The following weighted average assumptions were used in the estimated grant date fair value calculations for stock option and stock purchase awards:

	Year Ended June 30,		
	2006	2005	2004
Stock option plans:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	45%	43%	53%
Risk free interest rate	4.48%	3.73%	2.29%
Expected term (in years)	4.1	4.4	5.0
Stock purchase plan:			
Expected dividend yield	0%	0%	0%
Expected stock price volatility	35%	45%	52%
Risk free interest rate	4.46%	2.59%	1.08%
Expected term (in years)	0.5	0.5	0.5

The expected stock price volatility rates are based on historical volatilities of our common stock. The risk-free interest rates are based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The average expected life represents the weighted average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and our historical exercise patterns. For the year ended June 30, 2006, the average expected life was determined using the simplified approach described under SAB 107.

Cash and Cash Equivalents

Hyperion classifies highly liquid investments with remaining maturities of three months or less at the time of purchase as cash equivalents. Cash equivalents are comprised primarily of investment-grade commercial paper and money market fund balances.

Short-Term Investments

Hyperion's marketable investments are classified as available-for-sale securities and are reported at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity, until realized. To date, unrealized gains and losses have not been material. Realized gains on available-for-sale securities are included in interest and other income in Hyperion's consolidated statements of operations. Realized losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest and other expense in Hyperion's consolidated statements of operations. The specific identification method is used to determine the cost of securities sold.

A significant portion of Hyperion's available-for-sale portfolio is composed of auction rate securities and variable rate demand notes. Even though the stated maturity dates of these investments may be one year or more beyond the balance sheet dates, Hyperion has classified all marketable investments, including auction rate securities and variable rate demand notes, as short-term investments. In accordance with Accounting Research Bulletin No. 43, Chapter 3A, "Working Capital-Current Assets and Current Liabilities," Hyperion views its available-for-sale portfolio as available for use in its current operations. Based upon historical experience in the financial markets as well as Hyperion's specific experience with these investments, Hyperion believes there is a reasonable expectation of completing a successful auction within the subsequent twelve-month period. During its history of investing in these securities, Hyperion has not been unable to sell its holdings of these investments. Accordingly, Hyperion believes that the risk of non-redemption of these investments within a year to be minimal.

Accounts Receivable Allowances

We make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables when collection becomes doubtful. Provisions are based upon a review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are made at differing rates, based upon the age of the receivable. In determining these provisions, we analyze several factors, including: our historical collection experience, customer concentrations, customer credit-worthiness, and current economic trends. If the historical data used to calculate the accounts receivable allowances does not reflect our future ability to collect outstanding receivables, we may record additional provisions for accounts receivable allowances. We record the provision for accounts receivable allowances either as a reduction of revenue or in general and administrative expense in order to match the underlying cause of the provision to the appropriate classification in our consolidated statements of operations.

Hyperion's accounts receivable allowance was $10.4 million at June 30, 2006, and $10.1 million at June 30, 2005. The total provision for accounts receivable allowances was $6.8 million, $6.1 million, and $8.1 million in fiscal 2006, 2005, and 2004, respectively. Of these provisions $6.7 million, $6.0 million, and $6.7 million were recorded as a reduction of revenue in fiscal 2006, 2005, and 2004, respectively, and $0.1 million, $0.1 million, and $1.4 million were recorded in general and administrative expense in fiscal 2006, 2005, and 2004, respectively,

Fair Value of Financial Instruments

The fair value of certain of Hyperion's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate cost because of their short maturities. The fair value of investments is determined using quoted market prices for those securities or similar financial instruments.

Long-Lived Assets

Hyperion evaluates the recoverability of its long-lived assets, including property and equipment and certain identifiable intangible assets, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires Hyperion to review for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered important which could trigger an impairment review include:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of use of the assets or the strategy for our overall business;
- Significant decrease in the market value of the assets; and
- Significant negative industry or economic trends.

When Hyperion determines that the carrying amount of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators, it assesses the assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. During the fourth quarter of fiscal 2006, Hyperion recorded an impairment charge of $1.0 million related to one of its equity investments, which had been recorded at cost and is included in interest and other expense in the consolidated statements of operations.

Fair value is generally determined based on the estimated future discounted cash flows over the remaining useful life of the asset using a discount rate determined by our management that is commensurate with the risk inherent in our current business model. The assumptions supporting the cash flows, including the discount rates, are determined using management's best estimates as of the date of the impairment review. If these estimates or their related assumptions change in the future, Hyperion may be required to record additional impairment charges for these assets, and future results of operations could be adversely affected.

Goodwill

We account for goodwill under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which requires us to review goodwill for impairment on an annual basis and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. This impairment review involves a two-step process and is performed annually in the fourth quarter of the fiscal year. We have determined that we have only a single reporting unit and are required to make estimates regarding the fair value of that reporting unit when testing for potential impairment. We estimate the fair value of our reporting unit using our market capitalization.

Product Development Costs

Hyperion begins capitalizing software product development costs only after establishing technological feasibility, and capitalization of costs ceases when the product is available for general release to customers. Amortization of these costs begins upon general release to customers and is computed using the straight-line method over the remaining estimated economic life of the products, which is generally three years. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," we capitalized $6.7 million, $5.8 million, and $2.2 million of software development costs in fiscal 2006, 2005, and 2004, respectively, and all of the costs capitalized relate to localization costs for Hyperion's software products. Amortization of product development costs totaled $3.1 million, $2.7 million, and $2.3 million in fiscal 2006, 2005, and 2004, respectively.

Advertising Costs

Hyperion's advertising costs are expensed as incurred. Advertising costs were $8.5 million, $6.7 million, and $3.5 million for fiscal 2006, 2005, and 2004, respectively.

Income Taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in Hyperion's consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law. The effects of future changes in tax laws or rates are not contemplated.

During the preparation of its consolidated financial statements, Hyperion estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. Hyperion then assesses the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, a valuation allowance is established. To the extent Hyperion establishes a valuation allowance or increases this allowance in a period, an expense is recorded within the tax provision in the consolidated statements of operations.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the net deferred tax assets. Hyperion has recorded a valuation allowance due to uncertainties related to its ability to utilize some of its deferred tax assets, primarily relating to foreign net operating loss carryforwards, before they expire. The valuation allowance is based on estimates of taxable income by jurisdiction in which Hyperion operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates, or these estimates are adjusted in future periods, additional valuation allowances may need to be recorded which could materially impact Hyperion's financial position and results of operations.

Our accounting for income taxes also requires us to exercise judgment for issues relating to known matters under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is estimable and probable that a liability has been incurred. It is possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Concentration of Credit Risk

Financial instruments that potentially subject Hyperion to a concentration of credit risk are principally comprised of cash, cash equivalents, short-term investments, and accounts receivable. Regarding cash equivalents and short-term investments, Hyperion only invests in instruments with investment grade credit ratings. Hyperion places its investments for safekeeping with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure from any one issuer.

For fiscal 2006, 2005, and 2004, Hyperion had no customers that accounted for 10% or more of total revenues. As of June 30, 2006, and June 30, 2005, Hyperion had no customers that accounted for 10% or more of gross accounts receivable. Hyperion does not require collateral from its customers prior to granting credit.

Net Income Per Share

Net income per share, which is also referred to as earnings per share ("EPS"), is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding and potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options, unvested restricted stock awards, unvested restricted stock units, and shares issuable resulting from compensation withheld to purchase stock under the company's employee stock purchase plan ("ESPP"), using the treasury stock method. Potentially dilutive securities are excluded from the computations of diluted net income per share if their effect would be antidilutive.

The following table sets forth the computations of basic and diluted net income per share (in thousands, except per share data):

	Year Ended June 30,		
	2006	**2005**	**2004**
Net income	$ 63,092	$ 66,679	$ 43,770
Shares used in computing basic net income per share	58,901	59,534	56,982
Effect of potentially dilutive securities	1,583	2,352	2,649
Shares used in computing diluted net income per share	60,484	61,886	59,631
Basic net income per share	$ 1.07	$ 1.12	$ 0.77
Diluted net income per share	$ 1.04	$ 1.08	$ 0.73

For fiscal 2006, 2005, and 2004, stock option rights totaling 3.0 million shares, 1.2 million shares, and 1.3 million shares of common stock, respectively, have been excluded from the diluted EPS calculations because their effect would have been antidilutive. For fiscal 2004, 0.5 million shares of common stock issuable from conversion of Hyperion's convertible subordinated notes have been excluded from the diluted EPS calculations because their effect would have been antidilutive. In the second quarter of fiscal 2004, all remaining outstanding convertible subordinated notes were redeemed.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following (in thousands):

	June 30, 2006	June 30, 2005	June 30, 2004
Unrealized gain (loss) on available-for-sale securities	$ (867)	$ 246	$ (15)
Cumulative translation adjustment	(1,464)	(1,641)	(1,458)
	$ (2,331)	$ (1,395)	$ (1,473)

Derivative Instruments and Hedging Activities

Hyperion adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on July 1, 2000. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the consolidated statements of operations to the extent effective and requires that Hyperion formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

From time to time, Hyperion utilizes foreign currency forward contracts to offset the risk associated with the effects of certain non-functional currency assets and liabilities. As a result, increases or decreases to these balances due to foreign exchange rate changes are offset by gains and losses on the forward contracts. Hyperion does not use forward contracts for trading purposes. All foreign currency balances and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in Hyperion's consolidated statements of operations as interest and other income, and interest and other expense, respectively.

Net foreign exchange transaction gains and losses were not material for fiscal 2006, 2005, and 2004. At June 30, 2006, and June 30, 2005, Hyperion had net forward contracts to sell U.S. dollar equivalent of $25.3 million and $27.7 million, respectively, in foreign currency. Principal currencies hedged included the Euro, British pound, Japanese yen, and Singapore dollar.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which will be effective for us in the first quarter of fiscal 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. We are currently evaluating the impact of FIN 48 on our consolidated financial statements. We currently recognize an uncertain income tax position related to the timing of recognition if we are more likely than not to prevail. For uncertain income tax positions not related to timing of recognition, we recognize the position if it is probable that we will prevail. Since the standard establishes a lower threshold for recognizing the benefit of some uncertain tax positions than we have historically used, our adoption of FIN 48 could have a significant impact on our financial statements as we may be required to record additional income tax increases or decreases from uncertain tax positions.

In February 2006, FASB issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155") which amends Statement of Financial Accounting Standards No. 133,

10-K

"Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS 155 in the first quarter of fiscal 2007 to have a material impact on our results of operations or financial position.

In November 2005, FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Effective upon issuance, this FSP describes an alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and the statement of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R). Companies have one year from the later of the adoption of SFAS 123(R) or the effective date of the FSP to evaluate their transition alternatives and make a one-time election. As a result, Hyperion has elected the "long-form" method to establish its APIC pool required under FAS 123(R) for fiscal year ended June 30, 2006.

In June 2005, FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces Accounting Principles Board Opinion No. 20 ("APB 20") and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of change a cumulative effect of changing to the new accounting principle whereas SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 enhances the consistency of financial information between periods. SFAS 154 is effective for fiscal years beginning after December 15, 2005, and is required to be adopted by Hyperion in the first quarter of fiscal 2007.

3. BUSINESS COMBINATIONS

UpStream Software

In May 2006, Hyperion acquired certain assets of UpStream Software ("UpStream"), a Rochester, Michigan-based provider of data readiness and guided workflow solutions used to track the movement of financial information. Subsequent to our acquisition of UpStream, we integrated UpStream's technology and re-branded it as Hyperion System 9 Financial Data Quality Management, which is designed to enable customers to generate trustworthy financial data, improve visibility of financial data management processes, save time in critical financial processes, and lower the overall cost of compliance.

Our acquisition of UpStream was accounted for under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Hyperion's consolidated statements of operations include the results of UpStream from the date of acquisition. The aggregate purchase price for the net assets of UpStream was cash of $36.0 million, of which, preliminarily, $21.5 million was allocated to goodwill and $15.2 million was allocated to other intangible assets, net of deferred maintenance of $0.7 million. In addition, Hyperion may be required to pay up to a maximum of $4.0 million in performance payments to the shareholders through fiscal year 2008, subject to the achievement of revenue targets. There was no in-process research and development expense recorded as a result of this acquisition. Pro forma results have not been presented as the impact of this acquisition was insignificant to the consolidated financial statements for all periods presented.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill and purchased intangibles with indefinite lives acquired after June 30, 2001, are not amortized but will be reviewed periodically for impairment. Purchased intangibles with finite lives are amortized on a straight-line basis over their respective useful lives. Intangible assets acquired from UpStream are amortized over periods ranging from four to seven years. The fair value assigned to the acquired intangible assets was based on estimates and assumptions determined by management.

Acquisitions in Fiscal Year 2005

In July 2004, we acquired certain assets and assumed certain liabilities of QiQ Solutions Pty Limited, an Australian-based developer of management and reporting tools for the enterprise BI market. Also, in January 2005, we acquired substantially all of the assets of Razza Solutions, an Austin, Texas-based private software company offering a solution for synchronizing master data management across BPM including Business Intelligence platforms, financial and analytical applications, and transaction systems. These acquisitions were accounted for using the purchase method of accounting in accordance with SFAS 141. Hyperion's consolidated statements of operations include the results of both QiQ and Razza from the date of acquisition. In aggregate, we paid $8.2 million for these two companies during the fiscal year ended June 30, 2005, of which approximately $2.0 million was allocated to goodwill. In fiscal 2006, we made additional payments of $1.0 million, in aggregate, for these two companies, and recorded these payments as additional goodwill. There was no in-process research and development expense recorded as a result of these acquisitions.

Brio Software, Inc.

In October 2003, Hyperion completed its acquisition of Brio Software, Inc., a business intelligence software provider based in Santa Clara, California. Under the terms of the acquisition, Brio stockholders received a combination of 0.109 of a share of Hyperion common stock and $0.363 in cash in exchange for each share of Brio common stock, which resulted in the issuance of 4.2 million shares of Hyperion common stock and $14.0 million in cash to the Brio stockholders. Additionally, Hyperion reserved 1.1 million shares of its common stock for issuance in connection with the Brio stock options assumed in the transaction. Brio's results of operations have been included in Hyperion's results since the date of acquisition.

Brio provides business intelligence software with advanced query, reporting, and analysis capabilities. Brio's business intelligence tools supplement the Hyperion platform and complement our Business Performance Management offering. The acquisition has resulted in greater integration of business intelligence into the Business Performance Management process.

The aggregate purchase price was approximately $141.1 million, which consisted of approximately $14.0 million in cash, $133.0 million in Hyperion common stock and options, and $3.1 million in acquisition costs, which primarily consist of fees paid for financial advisory, legal, and accounting services. The value of the stock issued to Brio stockholders was based upon the average of the closing prices of one share of Hyperion's common stock during the five trading days ending July 25, 2003, which was $18.45 (stock split-adjusted). The fair value of Hyperion's stock-based awards issued to employees was estimated using a Black-Scholes option pricing model. The fair value of the stock-based awards was estimated assuming no expected dividends, an expected stock price volatility of 54%, a risk free interest rate of 2.51%, and an expected term of 3.56 years.

The intrinsic value allocated to unvested stock-based awards issued to employees was approximately $7.1 million and was recorded as deferred stock-based compensation. Since the acquisition date, deferred stock-based compensation was amortized over the remaining vesting periods of the awards. Upon adoption of SFAS 123(R), the remaining deferred stock-based compensation balance was reclassified to additional paid-in capital, and the remaining unrecognized compensation cost is being expensed on a straight-line basis over the remaining vesting periods of the awards in accordance with the provisions of SFAS 123(R).

In accordance with SFAS 141, Hyperion allocated the purchase price to tangible assets, intangible assets, in-process research and development, deferred compensation, and liabilities based on their estimated fair values. The excess purchase price over the fair values was recorded as goodwill. The fair value assigned to intangible assets acquired was based on estimates and assumptions determined by management.

10-K

Net of tax adjustments, which reduced goodwill by $3.5 million in fiscal 2006, the total purchase price has been allocated as follows (in thousands):

Current assets	$ 48,791
Property and equipment	9,493
Goodwill	117,663
Intangible assets	30,000
Deferred taxes	7,065
In-process research and development	2,300
Deferred compensation	7,113
Current liabilities	(16,565)
Deferred revenue	(28,717)
Restructuring costs	(36,074)
Total purchase price	$ 141,069

In performing the purchase price allocation, Hyperion considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance, and estimates of future performance of Brio's products. The fair values of intangible assets were estimated using the income approach for capitalized software and maintenance agreements, the royalty savings approach for patents and core technology, and the cost approach for customer contracts and related relationships and value added reseller relationships. The rates utilized to discount the net cash flows to their present values were based upon Hyperion's weighted average cost of capital and range from 14% to 16%. These discount rates were determined after consideration of Hyperion's rate of return on debt capital and equity, the weighted average return on invested capital and the risk associated with achieving forecasted sales related to the technology and assets acquired from Brio. Identifiable intangible assets purchased in the Brio acquisition consist of the following (in thousands, except for useful life):

Identifiable Intangible Assets	Fair Value	Useful Life (In Years)
Capitalized software	$ 15,500	4
Patents and core technology	4,000	6
Maintenance agreements	4,400	5
Customer contracts and related relationships	6,000	4
Value added reseller relationships	100	1
Total	$ 30,000	

In-process research and development ("IPR&D") of $2.3 million was expensed in the accompanying consolidated statements of operations because the purchased research and development had no alternative uses and had not reached technological feasibility. The IPR&D relates to the Brio 8 product line. The value assigned to IPR&D was determined utilizing the income approach. The stage of completion for the project was estimated to determine the discount rate to be applied to the valuation of the in-process technology. Based upon the level of completion and the risk associated with the in-process technology, a discount rate of 20% was deemed appropriate for valuing IPR&D.

Pro Forma Financial Information (Unaudited)

The unaudited financial information in the table below summarizes the combined results of operations of Hyperion and Brio, on a pro forma basis, as though the companies had been combined as of the beginning of each period presented. The impact of the acquisition-related IPR&D charge of $2.3 million and restructuring charges of $3.6 million recorded in the second quarter of fiscal 2004 have been excluded. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of each period presented. The unaudited pro forma combined statement of operations data for the year ended June 30, 2004 combines (1) the results of Hyperion for the year ended June 30, 2004, which include the post-acquisition results of Brio for the period of October 16, 2003 to June 30, 2004 and (2) the pre-acquisition results of Brio for the period of July 1, 2003, to October 15, 2003. The pro forma amounts for the fiscal year ended June 30, 2004 are as follows (in thousands, except per share amounts):

Revenues	$ 653,049
Net income	39,878
Basic net income per share	1.02
Diluted net income per share	0.97

The Alcar Group, Inc.

In April 2003, Hyperion acquired substantially all of the assets and assumed certain liabilities of The Alcar Group, Inc., a strategic financial modeling software provider based in Skokie, Illinois. This acquisition was accounted for using the purchase method of accounting in accordance with SFAS 141. Hyperion's consolidated statements of operations include the results of Alcar from the date of acquisition.

Alcar provides strategic financial modeling solutions used by senior managers in corporate finance and business development, treasury, strategy, and risk management. Alcar's solution is used to analyze and model the financial impact of critical business decisions, such as mergers, acquisitions, divestitures, treasury activities, capital allocation, and debt restructuring. Alcar's strategic modeling solution is an adjacent application that fills a customer need and complements our Business Performance Management offering. This acquisition has resulted in greater integration of strategic financial modeling in the Business Performance Management process.

The aggregate purchase price for the net assets of Alcar was cash of $6.5 million, $0.5 million of which was deferred and was paid in fiscal 2004. Of the $6.5 million purchase price, approximately $0.1 million was allocated to the net liabilities assumed, approximately $2.3 million was allocated to acquired technologies, which are being amortized over three years, and approximately $4.3 million was allocated to goodwill. There was no IPR&D expense incurred as a result of this acquisition. In fiscal years 2005 and 2004, Hyperion made additional performance payments to the shareholders of Alcar for achieving certain revenue targets. These payments totaled $1.1 million and $0.4 million for fiscal years 2005 and 2004, respectively, and were recorded as additional goodwill.

4. INVESTMENTS

Investments consist of the following (in thousands):

	June 30, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Tax-exempt auction rate securities	$ 33,900	$ -	$ -	$ 33,900
Tax-exempt variable rate demand notes	97,862	-	-	97,862
State and municipal bonds	140,383	-	(917)	139,466
Total	$ 272,145	$ -	$ (917)	$ 271,228

	June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Tax-exempt auction rate securities	$ 115,875	$ -	$ -	$ 115,875
Tax-exempt variable rate demand notes	89,320	-	-	89,320
State and municipal bonds	64,621	192	-	64,813
Total	$ 269,816	$ 192	$ -	$ 270,008

10-K

Auction rate securities are securities that are structured with short-term interest rate reset dates of generally less than ninety days but with maturities in excess of ninety days. At the end of the reset period, which occurs every seven to thirty-five days, investors can sell or continue to hold the securities at par. Variable rate demand notes are long-term tax-exempt bonds that bear floating interest rates that are tied to a money market rate, and provide investors the option to tender or put securities at par on seven days notice, or in some cases within a day's notice. Auction rate securities and variable rate demand notes are classified in the table below based on their legal stated maturity dates.

The contractual maturities of available-for-sale debt securities are as follows (in thousands):

	June 30, 2006	June 30, 2005
Due within one year	$ 59,848	$ 23,099
Due after one year through five years	72,861	45,950
Due after five years through ten years	3,150	1,030
Due after ten years	135,369	199,929
Total	$ 271,228	$ 270,008

Even though certain stated maturity dates of these investments exceed one year beyond the balance sheet dates, we have classified all marketable investments as short-term investments. In accordance with Accounting Research Bulletin No. 43, Chapter 3A, "Working Capital-Current Assets and Current Liabilities," we view our available-for-sale portfolio as available for use in our current operations. Based upon historical experience in the financial markets as well as our specific experience with these investments, we believe there is a reasonable expectation of completing a successful auction within the subsequent twelve-month period. During our history of investing in these securities, we have not been unable to sell our holdings of these investments. Accordingly, we believe that the risk of non-redemption of these investments within a year to be minimal.

Gross realized gains and losses from the sale of investments were not material for fiscal 2006, 2005, and 2004.

We regularly review all of our investments for other-than-temporary declines in fair value. Our review includes the consideration of the cause of the impairment including the creditworthiness of the security issuers, the number of securities in an unrealized loss position, as well as the severity and duration of the unrealized losses. When we determine that the decline in fair value of an investment below our accounting basis is other-than-temporary, we reduce the carrying value of the securities we hold and record a loss in the amount of such decline. No such reductions have been required during fiscal 2006, 2005, or 2004.

At June 30, 2006, we had the following available-for-sale securities that were in a continuous unrealized loss position but were not deemed to be other-than-temporarily impaired (in thousands):

	June 30, 2006					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
Municipal debt securities	$ 133,145	$ (885)	$ 2,036	$ (32)	$ 135,181	$ (917)
Total	$ 133,145	$ (885)	$ 2,036	$ (32)	$ 135,181	$ (917)

The gross unrealized losses above were caused by interest rate increases. No significant facts or circumstances have arisen to indicate that there has been any deterioration in the creditworthiness of the issuers of our securities. Based on our review of these securities, including the assessment of the duration and severity of the related unrealized losses, we have not recorded any other-than-temporary impairments on these securities.

5. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Upon disposal of property and equipment, the cost and accumulated depreciation or amortization of the assets are removed from the accounting records, and the related gain or loss on disposal is recognized in the results of operations. Depreciation is generally computed using the straight-line method over the estimated useful lives of the applicable assets. Leasehold improvements are amortized over the lesser of the remaining term of the lease or the useful life of the improvements. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful lives of the assets, are expensed as incurred.

Property and equipment consist of the following (in thousands):

	June 30, 2006	June 30, 2005	Useful Life (In years)
Building and building improvements	$ 35,205	$ 35,214	15 - 39
Leasehold improvements	14,413	14,537	2 - 15 [1]
Furniture and fixtures	8,518	9,611	7
Computer software	53,810	45,409	3 - 5
Computer equipment	36,570	35,400	2
Other equipment	4,135	4,663	3
Gross property and equipment	152,651	144,834	
Accumulated depreciation and amortization	(80,057)	(73,723)	
Land	3,627	3,800	N/A
Net property and equipment	$ 76,221	$ 74,911	

[1] Lesser of lease term or useful life

Depreciation and amortization of property and equipment totaled $20.7 million, $21.6 million, and $23.1 million in fiscal 2006, 2005, and 2004, respectively.

6. GOODWILL

The changes in the carrying amount of goodwill consist of the following (in thousands):

	June 30, 2006	June 30, 2005
Balance at beginning of year	$ 137,898	$ 139,952
Acquisitions	22,478	3,116
Tax benefit related to acquisition of Brio	(3,524)	(5,484)
Effect of foreign currency translation	356	314
Balance at end of year	$ 157,208	$ 137,898

10-K

7. OTHER INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	June 30, 2006			June 30, 2005		
	Gross Carrying Amount	Accumulated Amortization	Book Value	Gross Carrying Amount	Accumulated Amortization	Book Value
Product development costs	$ 16,963	$ (6,912)	$ 10,051	$ 12,471	$ (6,013)	$ 6,458
Acquired technologies	46,390	(21,879)	24,511	31,340	(14,348)	16,992
Other intangibles	10,564	(6,601)	3,963	10,616	(4,255)	6,361
Total	$ 73,917	$ (35,392)	$ 38,525	$ 54,427	$ (24,616)	$ 29,811

During fiscal 2006, 2005, and 2004, Hyperion capitalized product development costs of approximately $6.7 million, $5.8 million, and $2.2 million, respectively. Amortization of intangible assets totaled $13.2 million, $12.9 million, and $9.3 million, of which $3.1 million, $2.7 million, and $2.3 million related to product development costs, for fiscal 2006, 2005, and 2004, respectively. Product development costs and acquired technologies are generally amortized over three years, and other intangibles are amortized over periods between one and seven years.

The total expected future annual amortization expense for these intangible assets is as follows (in thousands):

Fiscal Year	Estimated Amortization Expense
2007	$ 17,118
2008	10,736
2009	6,665
2010	3,237
2011 and thereafter	769
Total	$ 38,525

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	June 30, 2006	June 30, 2005
Accounts payable	$ 19,462	$ 12,180
Other accrued taxes	17,730	15,671
Other accrued liabilities	40,822	28,806
Total	$ 78,014	$ 56,657

9. ACCRUED EMPLOYEE COMPENSATION AND BENEFITS

Accrued employee compensation and benefits consists of the following (in thousands):

	June 30, 2006	June 30, 2005
Accrued management bonuses	$ 14,529	$ 14,037
Accrued sales commissions	25,509	13,507
Accrued vacation	10,855	10,476
Other accrued employee compensation and benefits	17,350	15,278
Total	$ 68,243	$ 53,298

10. INCOME TAXES

Income before income taxes and income tax provision consist of the following (in thousands):

	Year Ended June 30,		
	2006	2005	2004
Income before income taxes:			
U.S.	$ 79,836	$ 75,292	$ 46,106
Non-U.S.	18,948	27,290	24,719
Total income before income taxes	$ 98,784	$ 102,582	$ 70,825
Income tax provision:			
Current:			
Federal	$ 35,041	$ 22,601	$ 19,416
State	6,161	3,845	3,110
Non-U.S.	5,052	10,975	8,923
Total current	46,254	37,421	31,449
Deferred:			
Federal	(10,112)	(1,881)	(3,846)
State	(704)	1,221	(336)
Non-U.S.	254	(858)	(212)
Total deferred	(10,562)	(1,518)	(4,394)
Total income tax provision	$ 35,692	$ 35,903	$ 27,055

10-K

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Significant components of deferred tax assets and liabilities consist of the following (in thousands):

	June 30, 2006	June 30, 2005
Deferred income tax assets:		
Net operating loss and credit carryforwards	$ 26,138	$ 26,071
Accounts receivable	3,726	3,845
Property and equipment	12,281	12,452
Intangible assets	5,402	3,596
Accrued expenses	7,532	7,131
Stock-based compensation	7,959	1,088
Gross deferred income tax assets	63,038	54,183
Valuation allowance	(8,803)	(10,424)
Realizable deferred income tax assets	54,235	43,759
Deferred income tax liabilities:		
Product development costs	2,410	2,496
Net deferred income tax assets	$ 51,825	$ 41,263

The effective income tax rate varied from the statutory U.S. federal tax rate as follows:

	Year Ended June 30,		
	2006	2005	2004
Statutory U.S. tax rate	35.0%	35.0%	35.0%
State income taxes, net of U.S. tax benefit	4.0%	4.2%	4.0%
Tax-exempt interest	(3.7)%	(1.8)%	(1.2)%
Write-off of in-process R&D	-	-	1.2%
Stock-based compensation	3.1%	-	-
Non-U.S. operations, including export sales	(1.3)%	(1.8)%	(1.3)%
Net operating losses	(0.8)%	(0.2)%	0.3%
Other, net	(0.2)%	(0.4)%	0.2%
Effective income tax rate	36.1%	35.0%	38.2%

As of June 30, 2006, Hyperion has approximately $29.0 million of U.S. federal net operating loss carryforwards, which begin to expire in 2022, and $4.0 million of state net operating loss carryforwards, which begin to expire between 2007 and 2022. As of June 30, 2005, Hyperion had approximately $29.0 million and $6.0 million of federal and state net operating loss carryforwards, respectively. In addition, as of June 30, 2006, and June 30, 2005, Hyperion's non-U.S. net operating loss carryforwards for income tax purposes were approximately $30.5 million and $34.5 million, respectively. For the non-U.S. net operating loss carryforwards, Hyperion believes that based upon the weight of available evidence, it is likely that the deferred tax assets will not be fully recognized and has, therefore, recorded a valuation allowance of $8.8 million and $10.4 million as of June 30, 2006, and June 30, 2005, respectively.

11. LONG-TERM DEBT

In March 1998, Hyperion issued $100.0 million of 4.5% convertible subordinated notes, due March 2005. The notes were subordinated to all existing and future senior debt and were convertible into shares of Hyperion's common stock at a conversion price (stock split-adjusted) of $37.57 per share. The notes were also redeemable at the option of Hyperion, in whole or in part, at any time on or after March 20, 2001, at 104.5% of the principal amount initially, and thereafter at prices declining to 100% at maturity, in each case together with accrued interest. Each holder of the notes had the right, subject to certain conditions and restrictions, to require Hyperion to offer to repurchase all outstanding notes, in whole or in part, owned by such holder, at specified repurchase prices together with accrued interest upon the occurrence of certain events. Hyperion incurred $3.3 million of costs in connection with the issuance of the notes, which were deferred and included in other assets. These finance costs were being recognized as interest expense over the term of the notes using the straight-line method, which approximated the effective interest method. Interest on the notes began accruing March 16, 1998 and was payable semi-annually on March 15 and September 15.

During fiscal 2004, Hyperion redeemed its outstanding convertible subordinated notes with face values totaling $50.0 million. This redemption resulted in the recognition of a loss of $0.9 million in fiscal 2004, which was comprised of the 1.286% redemption premium paid as well as the write-off of associated deferred issuance costs.

12. RELATED PARTY TRANSACTIONS

Hyperion's President and Chief Executive Officer serves on the Board of Directors of Citrix Systems, Inc. In fiscal 2006, Citrix purchased approximately $1.7 million of software, maintenance, and services from Hyperion for their System 9 implementation. As of June 30, 2006, all amounts due from Citrix related to these sales had been paid.

A member of Hyperion's Board of Directors serves on the Board of Directors of Frontrange Solutions. In fiscal 2006, Frontrange Solutions purchased approximately $0.1 million of services from Hyperion. As of June 30, 2006, all amounts due from Frontrange Solutions related to these sales had been paid.

A member of Hyperion's Board of Directors serves on the Board of Directors of Gartner, Inc. In fiscal 2006, Gartner, Inc. purchased approximately $0.7 million of software, maintenance, and services from Hyperion. As of June 30, 2006, all amounts due from Gartner related to these sales had been paid. Hyperion purchased approximately $0.5 million from Gartner. As of June 30, 2006, all amounts due to Gartner had been paid.

13. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Hyperion leases office and research facilities and certain computer and other equipment under operating and capital lease agreements expiring at various dates through 2014. In addition to base rent, Hyperion is responsible for certain taxes, utilities, and maintenance costs. Additionally, many leases include rentals based upon fixed dollar increases in rent per square foot, fixed percentage increases, changes in the Consumer Price Index, or the fair market rental value of the property, and several leases contain options for renewal. Hyperion subleases some of its facilities to third-party tenants. These subleases expire at various dates through 2010.

At June 30, 2006, future minimum lease payments under all non-cancelable lease and purchase obligations with terms in excess of one year were as follows (in thousands):

		Payments Due in			
	Total Payments Due	Fiscal 2007	Fiscal 2008 and 2009	Fiscal 2010 and 2011	Fiscal 2012 and Thereafter
Operating lease obligations [1]	$ 109,931	$ 24,905	$ 38,605	$ 19,498	$ 26,923
Capital lease obligations [2]	984	362	622	-	-
Purchase obligations [3]	1,092	1,092	-	-	-
Total	$ 112,007	$ 26,359	$ 39,227	$ 19,498	$ 26,923

[1] Excludes minimum sublease rentals aggregating approximately $12.2 million due in the future under non-cancelable subleases.

10-K

[2] Represents remaining payments under capital leases of computer equipment, including $0.1 million of imputed interest.

[3] Represents amounts associated with agreements that are enforceable, legally binding, and specify terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the payment.

We recognize rental expense on a straight-line basis over the term of the lease. Rental expense for fiscal 2006, 2005, and 2004 under all lease agreements was $16.6 million, $22.8 million, and $15.4 million, respectively. Sublease income was $7.0 million, $3.3 million, and $3.0 million for fiscal 2006, 2005, and 2004, respectively.

Contingencies

In December 2004, Hyperion filed an action against OutlookSoft Corporation ("OutlookSoft") in Federal District Court for the Eastern District of Texas, charging that OutlookSoft is infringing two Hyperion patents relating to its financial consolidation, reporting, and analysis applications, Hyperion Financial Management and Hyperion Enterprise. Hyperion is asking for damages for past infringement, including treble damages for willful infringement, and an injunction against further infringement. In January 2005, OutlookSoft answered the complaint by denying infringement and challenging the validity and enforceability of the Hyperion patents. OutlookSoft also filed counterclaims alleging that Hyperion infringed two of its patents, asked for damages for past infringement, including treble damages for willful infringement, and an injunction against further infringement. On August 28, 2006, the court granted Hyperion's Motion For Summary Judgement dismissing all OutlookSoft counterclaims. Trial is scheduled to begin on September 11, 2006. We intend to vigorously pursue the protection of our intellectual property. As we are unable to predict the outcome of the litigation and presently cannot estimate any possible gain at this time, we have not recorded any estimated gain in our consolidated financial statements.

In November 2004, Hyperion filed a declaratory judgment action in Federal District Court for the Northern District of California against HyperRoll, Inc. ("HyperRoll") to establish that Hyperion did not infringe any of HyperRoll's patents. In January 2005, HyperRoll Israel Ltd., a HyperRoll subsidiary, filed an action in Federal District Court for the Eastern District of Texas against Hyperion claiming that Hyperion infringed two HyperRoll patents relating to our multidimensional database product, Essbase, claiming violations of the Latham Act regarding claims made about our products, and a claim for patent mis-marking. On May 4, 2005, the Federal District Court for the Eastern District of Texas granted Hyperion's Motion of Transfer Action to the Federal District Court for the Northern District of California and, presently, the case is consolidated with Hyperion's Declaratory Judgment action. Hyperion will vigorously defend the claims. We are unable to predict the outcome of the litigation and, because we cannot estimate any possible loss at this time, we have not recorded any estimated loss in our consolidated financial statements.

14. COMMON STOCK

Stock Repurchases

On May 20, 2004, Hyperion's Board of Directors authorized the company to repurchase up to $75.0 million of its common stock. All authorized funds under this repurchase program were spent by the end of fiscal 2005. On May 16, 2005, the Board of Directors authorized us to repurchase up to an additional $125.0 million. All authorized funds under this repurchase program were spent by the end of fiscal 2006. On April 20, 2006, upon completion of the May 2005 repurchase plan, the Board of Directors approved a third stock repurchase program of $100.0 million. As of June 30, 2006, the remaining authorized amount for stock repurchases under the program was $65.0 million. All shares repurchased under these repurchase programs were retired at the time of repurchase.

In fiscal 2001, Hyperion repurchased and held in treasury a total of 2,084,000 shares of its common stock for a total cost of $23.8 million. In fiscal 2004, Hyperion reissued 823,000 shares of treasury stock in connection with employee stock option exercises and employee stock purchases. As of June 30, 2006, Hyperion holds no shares of treasury stock.

15. SHARE-BASED PAYMENTS AND EMPLOYEE SAVINGS PLANS

Stock Option Plans

As of June 30, 2006, Hyperion had an aggregate of 11.1 million shares reserved for future issuance under its equity plans. The equity plans provide for the issuance of common shares pursuant to stock option exercises, issuances of restricted stock awards, restricted stock units, and other equity-based awards. There were 2.3 million shares available for grant under the equity plans as of June 30, 2006. Under the equity plans, stock options, restricted stock awards, and restricted stock units can be issued to employees and to non-employee directors.

Stock options are generally granted to employees, officers, and non-employee directors under the equity plans with exercise prices equal to the fair market value of the common stock on the date of grant and generally vest over a period of four years. Options granted that have been under the Hyperion's equity plans have maximum terms ranging from six to ten years from the date of grant. Options currently issued under Hyperion's 2004 Equity Incentive Plan, as amended, have expiration dates no greater than six years from date of grant. Certain options provide for accelerated vesting upon certain events, including an employee's involuntary termination, as defined in the plan, within eighteen months following a change in control of Hyperion.

The following table presents a summary of Hyperion's stock option activity for the years ended June 30, 2005 and 2004 (shares in thousands):

	2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	10,956	$ 17.75	11,354	$ 15.57
Granted	3,021	29.29	2,968	22.25
Assumed through acquisition of Brio	-	-	1,631	14.05
Exercised	(3,627)	15.47	(3,876)	13.12
Forfeited	(941)	21.61	(1,121)	18.19
Outstanding at end of year	9,409	$ 21.98	10,956	$ 17.75
Exercisable at end of year	4,160	$ 18.28	5,487	$ 16.87

The following table presents a summary of Hyperion's stock option activity for the year ended June 30, 2006 (shares in thousands):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000's)
Outstanding at June 30, 2005	9,409	$ 21.98		
Granted	2,017	31.47		
Exercised	(2,089)	17.29		
Forfeited	(1,022)	25.74		
Outstanding at June 30, 2006	8,315	$ 25.01	4.29	$ 37,223
Vested and expected to vest at June 30, 2006	7,853	$ 24.71	4.25	$ 36,882
Exercisable at June 30, 2006	4,027	$ 21.12	3.86	$ 30,033

10-K

The following table summarizes information about stock options outstanding and exercisable at June 30, 2006 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.83 – 15.99	1,154	4.62	$ 12.14	1,098	$ 12.14
$ 16.00 – 19.99	919	2.95	$ 17.89	702	$ 17.83
$ 20.00 – 29.99	3,383	3.89	$ 24.77	1,694	$ 24.20
$ 30.00 – 39.99	2,840	5.09	$ 32.43	514	$ 32.28
$ 40.00 – 231.00	19	3.31	$ 84.87	19	$ 84.87
	8,315			4,027	

The aggregate intrinsic value is the sum of the amounts by which the quoted market price of our stock exceeded the exercise price of the options at June 30, 2006, for those options for which the quoted market price was in excess of the exercise price ("in-the-money options"). The weighted average grant-date fair value of options granted during fiscal 2006, 2005, and 2004 was $12.81, $11.75, and $10.59, respectively. The total intrinsic value of options exercised during fiscal 2006, 2005, and 2004 was $32.1 million, $51.4 million, and $44.1 million, respectively. The total cash received from employees as a result of stock option exercises was $36.1 million, $56.1 million, and $52.0 million for fiscal 2006, 2005, and 2004, respectively. In connection with these exercises, Hyperion realized tax benefits of $9.2 million, $11.2 million, and $15.5 million for fiscal 2006, 2005, and 2004, respectively.

On November 21, 2005, the Board of Directors approved a three-for-two stock dividend of our common stock payable on December 19, 2005, to stockholders of record as of December 1, 2005. On December 19, 2005, the number of employee stock options that were issued and outstanding under all existing equity compensation plans and their corresponding exercise prices were adjusted for the effect of the stock dividend. The antidilution provisions of the 2004 Equity Incentive Plan, as amended, did not require these modifications to be made on the options issued under this plan. Accordingly, during fiscal 2006, we recorded incremental compensation expense of $2.0 million resulting from the modifications of 2.6 million stock options that were issued and outstanding under the 2004 Equity Incentive Plan and were held by approximately 1,000 employees. At June 30, 2006, the unrecognized compensation cost associated with these modified stock options was $8.5 million.

As of June 30, 2006, the total unrecognized compensation cost related to all unvested options not yet recognized is $49.4 million, including the $8.5 million compensation charge relating to the stock split modification, and is expected to be recognized over the weighted average period of 2.7 years.

Restricted Stock Awards

Hyperion grants restricted stock awards to certain of its employees, officers, and non-employee directors for nominal consideration. Restricted stock awards generally vest over a three to four-year period on the anniversary of the date of issuance, and some grants may vest earlier based upon the achievement of specific performance-based objectives set by the Board of Directors and through acceleration clauses in officer employment agreements.

The following table presents a summary of Hyperion's restricted stock award activity for the years ended June 30, 2006, 2005, and 2004 (shares in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at July 1, 2003	188	$ 16.83
Granted	135	26.11
Vested	(51)	16.83
Nonvested shares at June 30, 2004	272	21.46
Granted	17	29.04
Vested	(53)	20.09
Forfeited	(7)	16.83
Nonvested shares at June 30, 2005	229	22.47
Granted	209	30.30
Vested	(84)	18.38
Forfeited	(42)	26.47
Nonvested shares at June 30, 2006	312	$ 27.94

As of June 30, 2006, the total unrecognized compensation cost related to unvested restricted stock awards not yet recognized is $5.3 million and is expected to be recognized over the weighted average period of 2.5 years. The total fair value of restricted stock awards vested during fiscal 2006, 2005, and 2004 was $1.5 million, $1.1 million, and $0.9 million, respectively.

Restricted Stock Units

During fiscal 2006, Hyperion started the issuance of restricted stock unit awards as an additional form of equity compensation to its employees and officers, pursuant to Hyperion's stockholder-approved 2004 Equity Incentive Plan. Restricted stock units generally vest over a four-year period and unvested restricted stock units are forfeited and cancelled as of the date that employment terminates. Restricted stock units are settled in shares of Hyperion's common stock upon vesting.

The following table presents a summary of Hyperion's restricted stock unit activity for the year ended June 30, 2006 (shares in thousands):

	Shares	Weighted Average Grant-Date Fair Value
Outstanding at July 1, 2005	-	$ -
Granted	522	31.91
Cancelled	(11)	32.32
Outstanding at June 30, 2006	511	$ 31.90
Exercisable at June 30, 2006	-	$ -

As of June 30, 2006, the total unrecognized compensation cost related to unvested restricted stock units not yet recognized is $13.0 million and is expected to be recognized over the weighted average period of 3.7 years.

Employee Stock Purchase Plan

Hyperion sponsors an employee stock purchase plan ("ESPP") that is qualified under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase Hyperion common stock through payroll deductions at a price equal to 85% of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ESPP are limited to 10% of an employee's eligible compensation, 1,000 shares per offering period, and a fair market value of $25,000 in any plan year. In fiscal 2006, 2005, and 2004, approximately 0.5 million, 0.5 million, and 0.6 million shares, respectively, were issued under the ESPP. At June 30, 2006, approximately 1.5 million shares were reserved for future issuance under the ESPP. The total cash received from employees as a result of employee stock purchases was $13.1 million, $11.8 million, and $9.9 million for fiscal 2006, 2005, and 2004, respectively.

Employee Savings Plans

Hyperion maintains an employee savings plan that qualifies as a cash or deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 15% of their pre-tax compensation, but generally not more than $15,000 in calendar year 2006 and $14,000 in calendar year 2005. Hyperion contributes to the plan quarterly, up to a maximum of $500 per quarter, per participant. Similar savings plans are maintained with respect to certain non-U.S. employees. In fiscal 2006, 2005, and 2004, Hyperion contributed $6.8 million, $6.6 million, and $6.2 million, respectively, to the savings plans.

16. STOCKHOLDER RIGHTS PLAN

In June 1998, Hyperion adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a rights dividend at the rate of one right for each share of common stock held as of the close of business on July 3, 1998. The rights plan is designed to prevent an acquirer from gaining control of Hyperion without offering a fair price to all of Hyperion's stockholders. The plan is intended to protect the interests of stockholders in the event Hyperion is confronted in the future with coercive or unfair takeover tactics.

Each right will entitle holders of Hyperion's common stock to buy 2/3000 of a share of Series A Junior Participating Preferred Stock of Hyperion at an exercise price of $250 per 1/1000 of a preferred share. Generally, the rights will be exercisable only if a person or group acquires more than 15% of the common stock or announces a tender or exchange offer which would result in its ownership of 15% or more of the common stock, or a person owning 10% or more of the common stock is determined by the board to be an adverse person, as defined in the rights plan. Under the rights plan, the ownership, tender offer, and exchange offer thresholds of 15% increase to 25% for certain grandfathered stockholders and approximately 20.5% for one stockholder that held approximately 19.5% of Hyperion's issued and outstanding stock on July 3, 1998.

If any person or group becomes the beneficial owner of 15% or more of the common stock, each right not owned by such person or related parties will entitle its holder to purchase, at the then current exercise price of the right, common stock of Hyperion having a value of twice the right's exercise price (or, in certain circumstances, a combination of cash, property, common stock, or other securities or a reduction in the exercise price having an aggregate value equal to the value of the common stock otherwise purchasable). After the occurrence of a triggering event and before any person or affiliated group becomes the owner of 50% or more of the then outstanding common stock, Hyperion may also exchange one share of common stock for each right outstanding. In addition, if Hyperion is involved in a merger or other business combination transaction with another person in which its common stock is changed or converted, or sells or transfers more than 50% of its assets or earning power to another person, each right that has not previously been exercised will entitle its holder to purchase, at the then current exercise price of the right, shares of common stock of such other person having a value of twice the right's exercise price.

Hyperion can redeem the rights at $0.01 per right prior to the date the ownership thresholds are passed. The rights will expire on July 3, 2008, unless earlier redeemed or exchanged.

17. RESTRUCTURING AND OTHER CHARGES

During fiscal 2006, we received notification of departure from a tenant who decided not to renew its sublease contract on our leased facility in Egham, United Kingdom. The sublease with our tenant expires on August 29, 2006. Our original lease contract with the main landlord on the facility expires on March 13, 2021, with an option to exit the lease five years earlier on March 13, 2016. During the fourth quarter of fiscal 2006, we determined that we would not utilize the space that the subtenant will vacate at the end of August 2006 through the remainder of our lease term. Accordingly, we recorded a restructuring charge of $3.6 million during the fourth quarter ended June 30, 2006. These restructuring costs were accounted for under Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") and are included as a charge to Hyperion's results of operations.

In the second quarter of fiscal 2006, management approved and initiated plans to eliminate certain duplicative activities associated with the customer support and engineering organizations. We recorded a restructuring charge of $0.7 million for employee severance benefits and $0.1 million for facility closure costs in fiscal 2006. These restructuring costs were accounted for under SFAS 146 and are included as a charge to Hyperion's results of operations. Through June 30, 2006, we paid $0.5 million on this restructuring plan. Future cash payments related to this restructuring plan are expected to be substantially completed by December 31, 2006.

During fiscal 2005, we vacated our facilities in Sunnyvale and San Francisco, California. This resulted in a restructuring charge in fiscal 2005 of approximately $6.1 million. These restructuring costs, net of adjustments, were accounted for under SFAS 146. All amounts under this restructuring plan were substantially paid as of June 30, 2005.

In the fourth quarter of fiscal 2004, we signed an engineering consulting agreement with a consulting firm based in Bangalore, India, in an effort to increase our offshore development capacity and capability. As a result of this initiative, in July 2004, we reduced our U.S.-based development staff by approximately 50 employees, or approximately 10% of our development headcount, and, under SFAS 146, recorded a restructuring charge in fiscal 2005 of approximately $1.0 million. This restructuring charge consisted of severance and related benefits costs. All amounts under this restructuring plan were substantially paid as of June 30, 2005.

In connection with the acquisition of Brio in October 2003, Hyperion recorded $36.1 million of restructuring costs in connection with exiting certain pre-acquisition activities of Brio, including $4.8 million of employee severance costs, $26.6 million of facility closure costs, and $4.7 million of asset impairments related to the facility closures. These costs have been recognized as liabilities assumed in the purchase business combination in accordance with Emerging Issues Task Force Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" ("EITF 95-3"). In fiscal year 2005, Hyperion adjusted the restructuring charges recorded in fiscal 2004 by $(0.5) million, which is included as a credit to Hyperion's results of operations and resulted from a change in the estimate of sublease income primarily related to the Santa Clara, California facility. Future cash payments related to the Brio restructuring plan are expected to be substantially completed by the end of June 2010.

In June 2001, Hyperion announced a corporate restructuring plan designed to bring costs more in line with revenues and strengthen the financial performance of the company, which resulted in a reduction of the workforce by approximately 300, or 12% of worldwide headcount. Employee groups impacted by the restructuring included personnel involved in corporate services, product business units, sales, and customer support. In addition, Hyperion consolidated some of its facilities and exited other facilities. In June 2001, the total amount recorded as restructuring and other charges was $42.8 million and was accounted for under Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"), which was subsequently superseded by SFAS 146. In fiscal years 2005, 2004, 2003, and 2002, Hyperion adjusted the restructuring charges recorded in fiscal 2001 by $(0.6) million, $0.6 million, $0.8 million, and $0.1 million, respectively. These adjustments resulted primarily from a change to the estimate of sublease income related to our facility exit costs and did not represent new restructuring activities. Future cash payments related to this restructuring plan are expected to be made through September 2008.

10-K

The following table sets forth the activity in Hyperion's restructuring accruals accounted for under SFAS 146 and EITF 94-3, which are included in "Restructuring liabilities" and "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheets (in thousands):

	Severance	Facilities	Asset Impairments	Other	Total
Accrual balance at June 30, 2003	$ -	$ 13,358	$ -	$ 1,850	$ 15,208
Restructuring charges	3,410	792	-	-	4,202
Cash payments	(3,299)	(2,073)	-	(91)	(5,463)
Accrual balance at June 30, 2004	111	12,077	-	1,759	13,947
Restructuring charges	1,029	4,850	646	-	6,525
Non-cash items	(5)	(241)	(646)	(9)	(901)
Cash payments	(1,040)	(7,447)	-	-	(8,487)
Accrual balance at June 30, 2005	95	9,239	-	1,750	11,084
Restructuring charges	666	3,717	-	-	4,383
Non-cash items	(1)	(104)	-	(1,619)	(1,724)
Cash payments	(493)	(2,304)	-	-	(2,797)
Accrual balance at June 30, 2006	$ 267	$ 10,548	$ -	$ 131	$ 10,946

The following table sets forth the activity in Hyperion's restructuring accruals accounted for under EITF 95-3 which are included in "Restructuring liabilities" and "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheets (in thousands):

	Severance	Facilities	Asset Impairments	Total
Balance at June 30, 2003	$ -	$ -	$ -	$ -
Restructuring charges	4,767	26,588	4,719	36,074
Non-cash items	-	-	(4,719)	(4,719)
Cash payments	(3,263)	(4,181)	-	(7,444)
Balance at June 30, 2004	1,504	22,407	-	23,911
Restructuring credits	-	(477)	-	(477)
Non-cash items	(29)	(103)	-	(132)
Cash payments	(1,114)	(6,479)	-	(7,593)
Balance at June 30, 2005	361	15,348	-	15,709
Restructuring charges (credits)	(66)	2	-	(64)
Non-cash items	196	(16)	-	180
Cash payments	(474)	(3,482)	-	(3,956)
Balance at June 30, 2006	$ 17	$ 11,852	$ -	$ 11,869

Of the total $22.8 million of restructuring accruals, $6.9 million is accounted for in "Restructuring liabilities" as current liabilities and $15.9 million is included in "Long-term restructuring liabilities and other" in the accompanying consolidated balance sheet as of June 30, 2006.

18. SEGMENT AND GEOGRAPHIC INFORMATION

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), establishes standards for reporting information about operating segments in a company's financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Hyperion's chief operating decision maker is its President and Chief Executive Officer. Hyperion has identified one operating and reporting segment, the development and marketing of business performance management software and related services. This segment operates in three geographic regions: United States, Canada, and Latin America ("Americas"); Europe, the Middle East, and Africa ("EMEA"); and Asia Pacific ("APAC"). Hyperion's products are marketed internationally through Hyperion's direct sales force, independent distributors, and application resellers.

Enterprise-wide information included below is provided in accordance with SFAS 131. Geographic revenue information is primarily based on the ordering location of the customer and long-lived asset information is based on the physical location of the assets. The following table presents revenues and long-lived assets by geographic region (in thousands):

	Year Ended June 30, 2006	2005	2004
Revenues:			
Americas	$ 476,503	$ 428,600	$ 380,894
EMEA	233,368	226,382	199,780
APAC	55,361	47,611	41,526
Total revenues	$ 765,232	$ 702,593	$ 622,200

The Americas region includes non-U.S. revenues of $30.7 million, $24.2 million, and $22.2 million for fiscal years 2006, 2005, and 2004, respectively.

	June 30, 2006	June 30, 2005
Long-lived assets:		
Americas	$ 70,583	$ 68,041
EMEA	4,241	5,046
APAC	1,397	1,824
Total long-lived assets	$ 76,221	$ 74,911

The Americas region includes non-U.S. long-lived assets of $0.5 million and $0.4 million as of June 30, 2006, and June 30, 2005, respectively.

The following table presents revenues for groups of similar products and services (in thousands):

	Year Ended June 30, 2006	2005	2004
Software licenses	$ 295,117	$ 273,408	$ 240,096
Maintenance and services:			
Maintenance	328,818	299,093	264,866
Consulting and training	141,297	130,092	117,238
	470,115	429,185	382,104
Total revenues	$ 765,232	$ 702,593	$ 622,200

10-K

19. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal 2006 and 2005 (in thousands, except per share data). The net income per share on a basic and diluted basis have been adjusted to reflect the three-for-two stock dividend on December 19, 2005.

Fiscal 2006	Sep. 30	Dec. 31	Mar. 31	Jun. 30
Revenues	$ 170,225	$ 185,494	$ 185,643	$ 223,870
Gross profit	128,432	138,023	137,945	168,162
Net income [1]	13,292	15,522	16,000	18,278
Net income per share – basic	0.22	0.26	0.27	0.31
Net income per share – diluted	0.22	0.25	0.26	0.31

Fiscal 2005	Sep. 30	Dec. 31	Mar. 31	Jun. 30
Revenues	$ 159,538	$ 176,978	$ 177,107	$ 188,970
Gross profit	118,905	133,038	132,474	143,768
Net income [2]	11,613	15,550	18,811	20,705
Net income per share – basic	0.20	0.26	0.31	0.34
Net income per share – diluted	0.19	0.25	0.30	0.33

[1] Includes stock-based compensation expense of $7.8 million, $7.0 million, $7.1 million, and $9.2 million under SFAS 123(R) for the quarters ended September 30, December 31, March 31, and June 30, 2006, respectively.

[2] Includes stock-based compensation expense of $0.9 million, $0.4 million, $0.5 million, and $1.0 million under APB 25 for the quarters ended September 30, December 31, March 31, and June 30, 2005, respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2006 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included at Item 8 in this Annual Report on Form 10-K.

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 401 of Regulation S-K with respect to executive officers is set forth in Part I of this Form 10-K. The information required by Item 401 of Regulation S-K with respect to directors is incorporated herein by reference to the section entitled "Election of Directors" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders. The information required by Item 405 of Regulation S-K respect to Section 16(a) beneficial reporting compliance is incorporated herein by reference to the section entitled "Section 16(a) Beneficial Reporting Compliance." The information required by Item 401 of Regulation S-K with respect to the Audit Committee is incorporated herein by reference to the section entitled Corporate Governance and Board of Director Matters" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders.

We have adopted a Code of Conduct that applies to all Hyperion employees, including the Chief Executive Officer and Chief Financial Officer, and also applies to the independent directors with regard to their Hyperion-related activities. The Hyperion Code of Conduct is posted on our website, located at http://www.hyperion.com, in the "Company" section under the subheading "Investor Relations," and "Corporate Governance." We intend to post on our website any material changes to our Code of Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference to the sections entitled "Director Compensation," "Executive Compensation and Related Information," and "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated herein by reference to the section entitled "Stock Ownership of Certain Beneficial Owners and Management" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as of June 30, 2006, with respect to shares of Hyperion's common stock that may be issued under our existing equity compensation plans, including our 2004 Equity Incentive Plan, as amended, our 1999 Stock Option Plan, as amended, our 2005 Employee Stock Purchase Plan (the "ESPP"), as amended, and our 1991 Non-Employee Director Stock Option Plan, as amended.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity compensation plans approved by security holders [1]	8,195,876	$23.96	2,153,149 [4]
Equity compensation plans not approved by security holders [2]	630,080 [3]	$18.43	116,231
Total	8,825,956	$23.57	2,269,380

[1] Equity compensation plans approved by security holders are the (i) 1995 Stock Option/Stock Issuance Plan, (ii) Arbor Software 1992 Stock Option Plan, (iii) Hyperion Software Corporation 1991 Stock Plan, (iv) 1995 Employee Stock Purchase Plan, and (v) the 2004 Equity Incentive Plan.

[2] Equity compensation plans not approved by security holders are the (i) 1999 Stock Option Plan and (ii) an individual compensation arrangement between the Company and Jeffrey Rodek, each as described below:

In September 1999, the Company adopted the Hyperion Solutions Corporation 1999 Stock Option Plan (the "1999 Plan"), which has not been approved by the Company's stockholders, and approved the issuance of up to 2,925,000 shares of common stock under the 1999 Plan. The terms under which options can be and have been issued under the 1999 Plan are the same as the terms of options that can be and have been issued under the "Discretionary Option Grant" section of the 1995 Stock Option/Stock Issuance Plan approved by the stockholders, except that executive officers of the Company may not receive grants under the 1999 Plan. Since 1999, the Company has not approved any additional shares for issuance under the 1999 Plan. The 1999 Plan will expire in 2009.

In October 1999, the Company entered into an employment agreement with Jeffrey Rodek, its Chief Executive Officer at that time, pursuant to which the Company issued options to purchase 900,000 shares of the Company's common stock with an exercise price of $12.71 and with the Company's standard vesting provisions. These options were not granted under a plan approved by the Company's stockholders.

[3] Includes 629,542 shares of the Company's common stock issuable upon exercise of outstanding options granted under the Brio plans assumed by the Company in connection with its acquisition of Brio Software, Inc. in October 2003. The weighted average exercise price of these options is $18.43. No additional options may be granted under those assumed plans.

[4] Includes 1,544,281 shares of the Company's common stock available for issuance under the 1995 ESPP as of June 30, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated herein by reference to the section entitled "Certain Relationships and Related Transactions" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section entitled "Ratification of Independent Accountants – Fees Paid to PricewaterhouseCoopers" in our definitive Proxy Statement for our 2006 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

(1) The following financial statements are filed as part of this annual report:

(2) The following financial statement schedule is filed as part of this annual report:

All other schedules are omitted because they are either not required or not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) The exhibits listed in the accompanying "Exhibit Index" are filed or incorporated by reference as part of this annual report.

(b) Exhibits

See Item 15(a)(3) of this annual report.

(c) Financial Statement Schedule

See Item 15(a)(2) of this annual report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2006

Hyperion Solutions Corporation
(Registrant)

By: /s/ ROBIN L. WASHINGTON
Robin L. Washington
Chief Financial Officer and
Principal Accounting Officer

By: /s/ GODFREY R. SULLIVAN
Godfrey R. Sullivan
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Godfrey R. Sullivan Godfrey R. Sullivan	Director, President and Chief Executive Officer (Principal Executive Officer)	August 31, 2006
/s/ Jeffrey R. Rodek Jeffrey R. Rodek	Executive Chairman	August 31, 2006
/s/ Henry R. Autry Henry R. Autry	Director	August 31, 2006
/s/ Nanci Caldwell Nanci Caldwell	Director	August 31, 2006
/s/ Terry Carlitz Terry Carlitz	Director	August 31, 2006
/s/ Yorgen Edholm Yorgen Edholm	Director	August 31, 2006
/s/ Gary G. Greenfield Gary G. Greenfield	Director	August 31, 2006
/s/ John Riccitiello John Riccitiello	Director	August 31, 2006
/s/ Maynard Webb Maynard Webb	Director	August 31, 2006

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Additions: Charged to Costs and Expenses / (Benefit to Income)	Additions: Charged to Other Accounts		Deductions		Balance at End of Period
Year Ended June 30, 2006:							
Allowance for doubtful accounts	$ 10,053	$ 73	$ 6,773	[1]	$ 6,529	[2]	$ 10,370
Valuation allowance for deferred tax assets	10,424	(427)	-		1,194	[3]	8,803
Year Ended June 30, 2005:							
Allowance for doubtful accounts	$ 8,758	43	$ 6,013	[1]	$ 4,761	[2]	$ 10,053
Valuation allowance for deferred tax assets	16,364	(250)	-		5,690	[4]	10,424
Year Ended June 30, 2004:							
Allowance for doubtful accounts	$ 8,231	1,364	$ 6,754	[1]	$ 7,591	[2]	$ 8,758
Valuation allowance for deferred tax assets	6,926	-	10,372	[3]	934		16,364

[1] Charged to revenues
[2] Write-offs, net of recoveries
[3] Charged to goodwill
[4] Includes adjustment of $2.4 million relating to goodwill

EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on October 13, 1998 and incorporated herein by reference).
3.2	Amended and Restated Bylaws of Hyperion Solutions Corporation (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 21, 2005 and incorporated herein by reference).
4.1	Specimen Certificate of the Registrant's Common Stock (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 33-97098, as amended, and incorporated herein by reference).
10.1	2004 Equity Incentive Plan of Hyperion Solutions Corporation, as amended (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 21, 2005 and incorporated herein by reference).
10.2	1992 Stock Option Plan (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 33-97098, as amended, and incorporated herein by reference).
10.3	1995 Stock Option/Stock Issuance Plan, as amended and restated through November 14, 2002 (filed as Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed on December 20, 2002 and incorporated herein by reference).
10.4	1999 Stock Option Plan (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on September 28, 2000 and incorporated herein by reference).
10.5	2005 Employee Stock Purchase Plan of Hyperion Solutions Corporation (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 21, 2005 and incorporated herein by reference).
10.6	Hyperion Software Corporation 1991 Stock Plan (filed as an exhibit to the Company's Registration Statement on Form S-1, File No. 33-97098, as amended, and incorporated herein by reference).
10.7	Hyperion Software Corporation 1991 Non-Employee Director Stock Option Plan (filed as an exhibit to the Company's Registration Statement on Form S-1, File No. 33-97098, as amended, and incorporated herein by reference).
10.8	Form of Indemnification Agreement (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended, filed on November 6, 1995 and incorporated herein by reference).
10.9	Lease Agreement between the Registrant and SBC&D Co., Inc., dated July 16, 1996 (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on June 27, 1997 and incorporated herein by reference).
10.10	Lease Agreement between the Registrant and Prentiss Properties Acquisition Partners, L.P., dated June 16, 2004 (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K filed on August 31, 2005 and incorporated herein by reference).
10.11*	Form of Executive Employment Agreement (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 22, 2005 and incorporated herein by reference) and Summary Sheet (filed herewith).
10.12*	Form of Restricted Stock Unit Agreement under the 2004 Equity Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 27, 2006 and incorporated herein by reference).

Exhibit Number	Description
10.13*	Form of International Restricted Stock Unit Agreement under the 2004 Equity Incentive Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 27, 2006 and incorporated herein by reference).
10.14*	Form of International Notice of Grant of Stock Options under the 2004 Equity Incentive Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on March 27, 2006 and incorporated herein by reference).
10.15*	Standard form of Hyperion Restricted Stock Purchase Agreement under the 2004 Equity Incentive Plan, as amended and restated (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 24, 2006 and incorporated herein by reference).
21.1	List of subsidiaries of the Registrant (filed herewith).
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm (filed herewith).
31.1	Certification of Godfrey R. Sullivan pursuant to Rule 13a-14(a) (filed herewith).
31.2	Certification of Robin L. Washington pursuant to Rule 13a-14(a) (filed herewith).
32.1	Certification of Godfrey R. Sullivan pursuant to 18 U.S.C. Section 1350 (filed herewith).
32.2	Certification of Robin L. Washington pursuant to 18 U.S.C. Section 1350 (filed herewith).

* Indicates management contract or compensatory plan or arrangement

Exhibit 10.11

SUMMARY OF EXECUTIVE COMPENSATION ARRANGEMENTS

Named Executive Officer	Position	Effective Date	Base Salary	Annual Target Bonus (% of Salary)
1. Jeffrey R. Rodek	Executive Chairman of the Board	July 1, 2006	$400,000	0%
2. Godfrey R. Sullivan	President and Chief Executive Officer	July 21, 2005	$ 535,000	100%
3. David W. Odell	Chief Financial Officer	July 21, 2005	$ 355,000	60%
4. Robin L. Washington	Chief Financial Officer	January 17, 2006	$ 355,000	60%
5. Mark D. Cochran	Vice President, General Counsel and Secretary	July 21, 2005	$286,000	60%
6. Heidi M. Melin	Chief Marketing Officer	June 13, 2005	$260,000	60%

10-K

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Hyperion Solutions Australia Pty. Ltd.	Australia
Hyperion Software Solutions Austria GmbH	Austria
Hyperion Foreign Sales Corporation	Barbados
Hyperion Latin America Ltda.	Brazil
Hyperion Solutions China Ltd.	China
Hyperion International Corporation	Delaware, United States
Little Tree Acquisition Corporation	Delaware, United States
Hyperion Solutions Denmark Aps	Denmark
Hyperion Solutions Nordic OY	Finland
Hyperion Solutions France SARL	France
Hyperion Solutions Deutschland GmbH	Germany
Hyperion Solutions (Hong Kong) Ltd.	Hong Kong
Hyperion Solutions Italia S.r.l	Italy
Hyperion KK	Japan
Hyperion Solutions Mexico S. de R.L. de C.V.	Mexico
Hyperion Solutions Nederland B.V.	Netherlands
Hyperion Solutions AS	Norway
HSC Acquisition Co.	Nova Scotia, Canada
Hyperion Corporation of Canada Ltd.	Ontario, Canada
Hyperion Solutions Asia Pte. Ltd.	Singapore
Hyperion Solutions Iberica S.A.	Spain
Hyperion Solutions Nordic AB	Sweden
Hyperion Solutions Schweiz AG	Switzerland
Hyperion Solutions (UK) Limited	United Kingdom

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8, as amended or supplemented (Nos. 333-130445, 333-124771, 333-120018, 333-110093, 333-102049, 333-84846, 333-50942, 333-49182, 333-62275, 333-38871, 333-10697, and 033-99022), of Hyperion Solutions Corporation of our report dated August 31, 2006 relating to the consolidated financial statements and financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which appear in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 31, 2006

10-K

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Godfrey R. Sullivan, Chief Executive Officer of Hyperion Solutions Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hyperion Solutions Corporation (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: August 31, 2006

/s/ Godfrey R. Sullivan

Godfrey R. Sullivan
Chief Executive Officer

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Robin L. Washington, Chief Financial Officer of Hyperion Solutions Corporation, certify that:

1. I have reviewed this Annual Report on Form 10-K of Hyperion Solutions Corporation (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: August 31, 2006

/s/ Robin L. Washington

Robin L. Washington
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hyperion Solutions Corporation (the "Company") on Form 10-K for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Godfrey R. Sullivan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the best of my knowledge; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and results of operations for the Company for the period covered by the Report.

Dated: August 31, 2006

/s/ Godfrey R. Sullivan

Godfrey R. Sullivan
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Hyperion Solutions Corporation (the "Company") on Form 10-K for the year ended June 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robin L. Washington, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 to the best of my knowledge; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and results of operations for the Company for the period covered by the Report.

Dated: August 31, 2006

/s/ Robin L. Washington

Robin L. Washington
Chief Financial Officer

10-K

Corporate Information

Common Stock

Nasdaq Global Select: HYSL

Annual Stockholders Meeting

Wednesday, November 15, 2006, 2:30 P.M.
5450 Great America Parkway, Santa Clara, CA 95054

Transfer Agent Computershare Trust Company, N.A.

P.O. Box 43010, Providence, RI 02940-3010
Telephone: 781.575.2879 Fax: 781.828.8813
www.computershare.com

Independent Auditors Pricewaterhousecoopers LLP

10 Almaden Boulevard, Suite 1600, San Jose, CA 95113

Board of Directors

Jeffrey R. Rodek Executive Chairman of the Board, Hyperion Solutions Corporation
Henry R. Autry Chief Executive Officer, Contrado Partners
Nanci E. Caldwell Independent Consultant
Terry H. Carlitz Independent Consultant
Yorgen H. Edholm President and Chief Executive Officer, Accellion, Inc.
Gary G. Greenfield Chief Executive Officer, GXS
John S. Riccitiello Co-founder, Elevation Partners, a Private Equity Partnership
Godfrey R. Sullivan President and Chief Executive Officer, Hyperion Solutions Corporation
Maynard G. Webb Retired Chief Operating Officer, eBay Inc.

Executive Management

Godfrey R. Sullivan President and Chief Executive Officer
Mark D. Cochran Vice President, General Counsel and Corporate Secretary
Howard J. Dresner Chief Strategy Officer
Dean J. Drougas Chief Information Officer
William B. Gaylord Vice President, Corporate Development
Robert M. Gersten Chief Development Officer
John L. Kopcke Chief Technology Officer
Steve McMahon Vice President, Human Resources
Heidi M. Melin Chief Marketing Officer
Robin L. Washington Chief Financial Officer

Investor Relations

For additional copies of this report or other information, go to *www.hyperion.com*, and click on "Investor Relations" and then "Information Request."

Hyperion Solutions Corporation Worldwide Headquarters
5450 Great America Parkway, Santa Clara, CA 95054
voice 1.408.588.8000 / fax 1.408.588.8500

Please contact us at *www.hyperion.com/contactus* for more information.

Hyperion™
The future in sight

002CS-12249